Semiannual Report

March 31, 2009

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management



WADDELL & REED ADVISORS FUNDS
Contents



Henry J. Herrmann, CFA

Dear Shareholder:

Every generation faces great challenges and opportunities. A person born in 1909 would have faced huge obstacles two decades later as America's economy crashed into the Great Depression. At the time, at a point in life when many begin a career, the painful reality for younger adults was a decade of structural unemployment, loss of hope, and increasing global instability.

Since last September, it has become painfully apparent that America is being tested once again, in our jobs, as investors, as a global leader and as a culture. Greed, indifference and incompetence have shaken the global financial system to its core, while fear and political overreaction have paralyzed markets. It's distressing to see that, at times, rhetoric has substituted for sound policy, resulting in serious unintended consequences.

As you review this semiannual report, and as we continue through these difficult economic times, we respectfully ask that you remember that a long-term perspective is part of a successful investment program. As with many aspects of life, financial decisions driven by emotion often do not generate the best results. While we cannot say for certain when the current financial crisis will begin to ebb, an objective reading of history has shown that yielding to despair over economic downturns is often a losing strategy.

The investment crisis of seven decades ago eventually brought out the best of America as well as a legacy of financial reform that, in 1940, included the law that created the modern mutual fund industry. It's not yet clear how or when Washington will come up with the right long-term answers to restore balance to our financial system and investor confidence, but we firmly believe in our country's enduring capacity to do so.

With the S&P 500 Index down 37 percent in calendar year 2008, the third worst annual return in the history of the index, and the U.S. recession now in its second year, it is tempting to say that we've seen the worst that this equity bear market can offer. However we're not ready to state that unequivocally quite yet. It is clear that things now are less bad than they were, but the path to renewed growth has not yet been clearly defined.

As shown in the Economic Snapshot table to the right, the U.S. economy at March 31, 2009 is not in as good as shape as it was six months earlier. The unemployment rate is much higher. The economy is shrinking. For consumers, the good news is that inflation is lower and oil prices are roughly half what they were last autumn. Mortgage rates are also lower.

Economic Snapshot

	3-31-09	9-30-08
U.S. unemployment rate	8.50%	6.10%
Inflation (U.S. Consumer Price Index)	–0.40%	4.90%
U.S. GDP	–6.10%	–0.30%
30-year fixed mortgage rate	4.85%	5.82%
Oil price per barrel	$49.66	$100.84

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision.

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

We believe that the investing and economic climate will get better in time. With perseverance, initiative and ingenuity, we believe the strengths of our nation's character will surface and prosperity will be restored. In this uncertain environment, we believe a very strong effort to manage risk is paramount. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Bond Fund

Asset Allocation



Bonds 95.60%

Cash and Cash Equivalents 4.40%

Bonds		95.60%
United States Government and Government Agency Obligations		49.29%
Corporate Debt Securities		43.96%
Other Government Securities		1.93%
Municipal Bonds – Taxable		0.42%
Cash and Cash Equivalents		**4.40%**

Lipper Rankings

Category: Lipper Corporate Debt A-Rated Funds	Rank	Percentile
1 Year	26/162	16
3 Year	34/155	22
5 Year	31/140	22
10 Year	19/67	28

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

Quality Weightings



Investment Grade 93.35%

Non-Investment Grade 2.25%

Cash and Cash Equivalents 4.40%

Investment Grade	93.35%
AAA	63.30%
AA	6.42%
A	16.37%
BBB	7.26%
Non-Investment Grade	**2.25%**
BB	1.75%
B	0.07%
Below B	0.43%
Cash and Cash Equivalents	**4.40%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond Portfolio Characteristics

Average maturity	5.3 years
Effective duration	4.0 years
Weighted average bond rating	AA+

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The Illustration of Fund Expenses for each fund is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2009.

Actual Expenses

The first line for each share class in each table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in each table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

ILLUSTRATION OF FUND EXPENSES
Bond Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,025.30	1.06%	$ 5.37
Class B	$1,000	$1,020.40	2.07%	$10.41
Class C	$1,000	$1,021.10	1.93%	$ 9.70
Class Y	$1,000	$1,026.90	0.70%	$ 3.55
Based on 5% Return[2]				
Class A	$1,000	$1,019.67	1.06%	$ 5.35
Class B	$1,000	$1,014.61	2.07%	$10.38
Class C	$1,000	$1,015.33	1.93%	$ 9.67
Class Y	$1,000	$1,021.46	0.70%	$ 3.54

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES	Principal	Value
Banking – 0.91%		
KeyBank National Association (Federal Deposit Insurance Corporation), 3.200%, 6–15–12 (A)	$8,000	$ 8,306
Beverage / Bottling – 0.31%		
Bottling Group, LLC, 5.125%, 1–15–19	2,800	2,820
Biotechnology – 0.57%		
Amgen Inc.:		
6.150%, 6–1–18	3,000	3,169
5.700%, 2–1–19	2,000	2,033
		5,202
Building Products – 0.32%		
Hanson PLC, 7.875%, 9–27–10	4,500	2,925
Cable / Media – 1.80%		
Comcast Cable Communications, Inc., 8.500%, 5–1–27	5,250	5,474
Cox Communications, Inc., 4.625%, 1–15–10	3,000	2,972
EchoStar DBS Corporation, 6.375%, 10–1–11	3,000	2,895
Walt Disney Company (The), 4.700%, 12–1–12	5,000	5,161
		16,502
CMBS Other – 3.58%		
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2005–2, 4.783%, 7–10–43 (B)	7,500	6,084
COMM 2005-C6, 5.144%, 6–10–44	18,500	16,905
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1, 4.719%, 1–15–38	6,000	4,833
Merrill Lynch Mortgage Trust 2005-CIP1, 4.949%, 7–12–38 (B)	6,000	5,000
		32,822
Coal & Consumable Fuels – 0.32%		
Peabody Energy Corporation, 6.875%, 3–15–13	3,000	2,925
Computer Hardware – 1.04%		
Hewlett-Packard Company:		
6.500%, 7–1–12	6,000	6,485
4.750%, 6–2–14	3,000	3,034
		9,519
Conglomerate / Diversified Mfg – 1.74%		
Honeywell International Inc., 5.000%, 2–15–19	5,000	4,996
Illinois Tool Works Inc., 5.150%, 4–1–14 (C)	7,000	7,039
Westinghouse Electric Corporation, 8.875%, 6–14–14	4,500	3,931
		15,966

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 0.10%		
Ford Motor Credit Company, 7.375%, 10–28–09	$1,000	$ 897
Diversified Banks – 0.53%		
Wells Fargo Financial, Inc., 5.500%, 8–1–12	5,000	4,845
Diversified Chemicals – 1.66%		
E.I. du Pont de Nemours and Company:		
5.000%, 1–15–13	3,900	4,063
5.875%, 1–15–14	2,150	2,274
5.750%, 3–15–19	9,000	8,845
		15,182
Diversified Metals & Mining – 0.61%		
BHP Billiton Finance (USA) Limited:		
5.000%, 12–15–10	2,075	2,121
5.500%, 4–1–14	3,500	3,526
		5,647
Electric – 1.37%		
HQI Transelec Chile S.A., 7.875%, 4–15–11	3,250	3,298
NorthWestern Corporation, 6.340%, 4–1–19 (C)	7,000	7,004
Pepco Holdings, Inc., 4.000%, 5–15–10	2,250	2,212
		12,514
Electric Utilities – 0.39%		
Duke Energy Corporation, 6.250%, 1–15–12	3,325	3,536
Finance – Other – 2.51%		
CHYPS CBO 1997–1 Ltd., 6.720%, 1–15–10 (C)	827	—*
General Electric Capital Corporation:		
1.474%, 4–10–12 (B)	7,000	5,841
5.250%, 10–19–12	5,250	5,056
5.625%, 5–1–18	5,500	4,786
Student Loan Marketing Association, 0.000%, 10–3–22	9,420	5,009
TIAA Global Markets, Inc., 5.125%, 10–10–12 (D)	2,300	2,277
		22,969
Finance Companies – 0.16%		
ISA Capital do Brasil S.A., 7.875%, 1–30–12 (D)	1,500	1,432
Food Processors – 0.22%		
ConAgra, Inc., 6.700%, 8–1–27	2,000	2,007
Gas – Local Distribution – 0.78%		
AGL Capital Corporation, 7.125%, 1–14–11	7,000	7,102
Gas Pipe Lines – 0.56%		
Tennessee Gas Pipeline Company, 7.000%, 3–15–27	6,000	5,150

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities – 0.07%		
HCA – The Healthcare Company,		
8.750%, 9–1–10	$ 609	$ 606
Household Appliances – 0.29%		
Controladora Mabe, S.A. de C.V.,		
6.500%, 12–15–15 (C)	3,000	2,610
Household Products – 1.33%		
Procter & Gamble Company (The),		
8.000%, 9–1–24	10,000	12,241
Hypermarkets & Super Centers – 0.78%		
Wal-Mart Stores, Inc.,		
4.125%, 2–1–19	7,400	7,165
Industrial – Other – 0.28%		
Emerson Electric Co.,		
4.875%, 10–15–19	2,500	2,530
Industrial Machinery – 0.77%		
Dominion Resources, Inc.,		
5.250%, 8–1–33	7,500	7,100
Information / Data Technology – 0.90%		
IBM International Group Capital LLC,		
5.050%, 10–22–12	3,500	3,701
International Business Machines Corporation,		
7.625%, 10–15–18	4,000	4,592
		8,293
Integrated Telecommunication Services – 0.79%		
AT&T Inc.:		
4.950%, 1–15–13	2,000	2,029
5.800%, 2–15–19	1,500	1,469
AT&T Wireless Services, Inc.,		
7.875%, 3–1–11	3,500	3,740
		7,238
Investment Banking & Brokerage – 2.01%		
JPMorgan Chase & Co.,		
6.000%, 1–15–18	10,000	10,108
JPMorgan Chase & Co. (Federal Deposit Insurance Corporation),		
3.125%, 12–1–11 (A)	4,000	4,145
Morgan Stanley (Federal Deposit Insurance Corporation),		
3.250%, 12–1–11 (A)	4,000	4,152
		18,405
Oil & Gas – 0.50%		
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	4,500	4,602
Oil & Gas Equipment & Services – 0.85%		
Halliburton Company:		
6.150%, 9–15–19	3,000	3,051
6.750%, 2–1–27	4,950	4,737
		7,788

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production – 0.38%		
Chesapeake Energy Corporation,		
7.500%, 9–15–13	$3,750	$ 3,431
Oilfield Machinery & Service – 0.99%		
Weatherford International, Inc.,		
5.950%, 6–15–12	9,500	9,092
Other Non-Agency REMIC/CMO – 3.73%		
Countrywide Home Loans Mortgage Pass-Through Trust 2005–28,		
5.250%, 1–25–19	10,858	8,873
Countrywide Home Loans Mortgage Trust 2005-J4,		
5.500%, 11–25–35	8,250	5,068
First Horizon Alternative Mortgage Securities Trust 2005-FA6,		
5.500%, 9–25–35	6,000	2,682
GSR Mortgage Loan Trust 2004–2F,		
7.000%, 1–25–34	2,428	2,218
MASTR Adjustable Rate Mortgages Trust 2005–1,		
5.297%, 3–25–35 (B)	6,407	654
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–1,		
4.960%, 2–25–34 (B)	3,264	1,884
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–12,		
5.120%, 9–25–34 (B)	3,540	195
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–18,		
5.417%, 12–25–34 (B)	5,693	256
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–3AC,		
4.391%, 3–25–34 (B)	3,858	1,265
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–5,		
4.663%, 5–25–34 (B)	2,882	238
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2005–21,		
5.673%, 11–25–35 (B)	4,925	123
Structured Adjustable Rate Mortgage Loan Trust, Series 2005–22,		
5.588%, 12–25–35 (B)	3,822	134
Structured Adjustable Rate Mortgage Loan Trust, Series 2006–1,		
5.992%, 2–25–36 (B)	3,856	24
Structured Asset Securities Corporation Trust 2005–16,		
5.500%, 9–25–35	7,000	3,438
Wells Fargo Mortgage Pass-Through Certificates, Series 2003–10,		
4.500%, 9–25–18	7,500	7,143
		34,195
Paper / Forest Products – 0.12%		
Westvaco Corporation,		
7.500%, 6–15–27	1,260	1,107

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 4.52%		
Abbott Laboratories:		
3.750%, 3–15–11	$5,800	$ 5,984
5.600%, 5–15–11	2,375	2,547
GlaxoSmithKline Capital Inc.,		
5.650%, 5–15–18	7,500	7,698
Johnson & Johnson,		
5.150%, 7–15–18	6,000	6,516
Merck & Co., Inc.,		
4.750%, 3–1–15	5,500	5,714
Pfizer Inc.,		
5.350%, 3–15–15	8,400	8,871
Roche Holding Ltd,		
5.000%, 3–1–14 (D)	4,000	4,096
		41,426
Property & Casualty Insurance – 2.16%		
Berkshire Hathaway Finance Corporation:		
4.000%, 4–15–12 (C)	7,000	6,989
4.750%, 5–15–12	4,500	4,621
5.000%, 8–15–13	8,000	8,230
		19,840
Publishing – 0.01%		
Quebecor World Capital Corporation,		
4.875%, 11–15–08 (E)	3,500	61
Service – Other – 0.32%		
Trustees of Princeton University (The),		
4.950%, 3–1–19	3,000	2,986
Soft Drinks – 0.95%		
Coca-Cola Company (The),		
5.350%, 11–15–17	7,000	7,483
PepsiCo, Inc.,		
7.900%, 11–1–18	1,000	1,229
		8,712
Telecommunications – 2.73%		
British Telecommunications plc,		
5.150%, 1–15–13	10,000	9,285
Deutsche Telekom International Finance B.V.,		
8.000%, 6–15–10	7,000	7,312
New York Telephone Company,		
6.700%, 11–1–23	2,250	1,962
Pacific Bell,		
7.250%, 11–1–27	3,250	3,058
Telecom Italia Capital,		
6.999%, 6–4–18	3,750	3,400
		25,017
TOTAL CORPORATE DEBT SECURITIES – 43.96%		**$402,713**
(Cost: $456,802)		

MUNICIPAL BONDS – TAXABLE – 0.42%		
Massachusetts		
Massachusetts Health and Educational Facilities Authority, Revenue Bonds, Harvard University Issue, Series C (2008),		
5.260%, 10–1–18	3,750	**$ 3,874**
(Cost: $3,750)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Brazil – 0.18%		
Federative Republic of Brazil (The),		
9.250%, 10–22–10	$1,500	$ 1,640
Canada – 1.19%		
Province de Quebec,		
7.140%, 2–27–26	9,200	10,895
Supranational – 0.56%		
Inter-American Development Bank,		
8.400%, 9–1–09	5,000	5,131
TOTAL OTHER GOVERNMENT SECURITIES – 1.93%		**$ 17,666**
(Cost: $16,006)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 4.18%		
Federal Agricultural Mortgage Corporation Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11 (D)	$ 9,500	$ 9,827
Federal Farm Credit Bank:		
4.350%, 9–2–14	10,000	10,718
4.600%, 1–29–20	7,500	7,622
Federal Home Loan Mortgage Corporation,		
5.000%, 12–14–18	5,109	4,937
Federal National Mortgage Association,		
4.000%, 1–18–13	5,000	5,216
		38,320
Mortgage-Backed Obligations – 31.57%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
5.260%, 6–1–34	1,638	1,688
5.439%, 12–1–36 (B)	3,655	3,781
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.000%, 5–15–16	1,741	1,774
5.000%, 5–15–19	4,500	4,755
5.000%, 7–15–19	2,207	2,266
5.000%, 5–15–23	5,500	5,836
5.000%, 3–15–25	7,000	7,204
7.500%, 9–15–29	1,268	1,400
4.250%, 3–15–31	2,674	2,695
5.000%, 5–15–31	9,567	9,768
5.500%, 9–15–31	10,161	10,461
5.000%, 9–15–32	3,000	3,118
5.500%, 5–15–34	1,572	1,645
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (F)		
5.500%, 12–15–13	1,709	120
5.500%, 10–15–23	277	—*
5.500%, 4–15–24	1,171	10
5.500%, 4–15–24	198	2
5.000%, 6–15–24	1,374	33
5.000%, 7–15–29	2,928	168
5.000%, 9–15–31	5,934	432
5.500%, 10–15–31	6,388	780

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.000%, 6–1–14	$1,911	$ 1,951
5.000%, 9–1–17	90	94
4.500%, 1–1–18	1,075	1,113
4.500%, 2–1–18	1,092	1,131
4.500%, 4–1–18	2,175	2,245
4.500%, 3–1–19	2,076	2,146
4.500%, 10–1–20	8,000	8,283
5.000%, 6–1–21	3,954	4,115
6.000%, 9–1–21	3,917	4,107
5.000%, 11–1–21	3,162	3,287
5.500%, 3–1–22	7,844	8,194
6.000%, 7–1–22	3,561	3,733
6.000%, 8–1–22	2,286	2,397
5.000%, 7–1–25	5,747	5,948
6.000%, 2–1–27	3,796	3,982
5.000%, 3–1–35	3,790	3,917
5.500%, 10–1–35	4,647	4,833
5.500%, 8–1–36	4,605	4,783
Federal National Mortgage Association Adjustable Rate Pass-Through Certificates,		
5.358%, 12–1–36 (B)	2,586	2,657
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 3–25–18	8,500	8,983
5.000%, 6–25–18	6,750	7,140
5.000%, 9–25–18	2,000	2,080
5.000%, 3–25–29	8,000	8,307
5.500%, 2–25–32	4,000	4,070
5.500%, 10–25–32	10,000	10,241
4.000%, 11–25–32	1,531	1,560
4.000%, 3–25–33	1,451	1,476
3.500%, 8–25–33	3,720	3,703
4.500%, 12–25–34	5,654	5,835
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 3–25–18	791	15
5.500%, 1–25–33	5,922	533
5.500%, 11–25–36	21,942	2,568
5.500%, 8–25–37	9,678	1,046
Federal National Mortgage Association Fixed Rate Participation Certificates (Interest Only), (F)		
5.750%, 8–25–32	5,026	403
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 1–1–17	1,099	1,154
5.000%, 3–1–18	3,375	3,527
5.000%, 3–1–18	1,047	1,094
4.000%, 11–1–18	3,341	3,427
4.500%, 6–1–19	5,890	6,100
4.500%, 8–1–19	6,765	7,006
5.000%, 12–1–19	3,676	3,833
5.000%, 6–1–20 (B)	1,444	1,503
5.500%, 11–1–22	8,406	8,802

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates: (Continued)		
5.500%, 10–1–23	$2,110	$ 2,225
5.000%, 4–1–24	5,693	5,903
4.500%, 7–5–24	3,000	3,091
5.000%, 5–1–28	10,925	11,319
5.500%, 9–25–31	4,500	4,647
5.000%, 6–25–32	5,250	5,433
5.500%, 2–1–33	5,143	5,362
6.000%, 4–1–33	1,918	2,015
5.000%, 9–1–33	8,938	9,250
5.000%, 5–1–35	4,914	5,080
6.500%, 11–1–37	1,723	1,810
5.500%, 1–25–39	3,998	4,090
Government National Mortgage Association Agency REMIC/CMO,		
4.585%, 8–16–34	5,000	5,141
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 7–16–22	3,729	321
5.500%, 6–20–28	2,210	27
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 12–15–17	251	265
4.000%, 9–15–18	1,246	1,291
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2003–2 Class E,		
5.000%, 12–15–25	677	676
		289,204
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 35.75%		**$327,524**

(Cost: $320,504)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations		
United States Treasury Bond Principal STRIPS,		
0.000%, 11–15–21	17,000	10,761
United States Treasury Bonds:		
8.000%, 11–15–21	8,900	13,172
6.125%, 11–15–27	19,000	25,555
United States Treasury Notes:		
4.125%, 8–31–12	24,850	27,225
4.250%, 8–15–13	33,300	37,327
4.000%, 2–15–14	9,000	10,018
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 13.54%		**$124,058**

(Cost: $112,858)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.94%		
Abbott Laboratories,		
0.320%, 4–14–09	$5,000	$ 4,999
Baxter International Inc.:		
0.330%, 4–2–09	7,000	7,000
0.330%, 4–8–09	8,000	8,000
Clorox Co.,		
1.000%, 4–14–09	5,000	4,998
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
1.300%, 4–21–09	5,000	4,996
McCormick & Co. Inc.,		
0.400%, 4–1–09	2,166	2,166
PACCAR Financial Corp.,		
0.270%, 4–16–09	4,000	4,000
		36,159
Master Note – 0.13%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (B)	1,163	1,163
TOTAL SHORT-TERM SECURITIES – 4.07%		**$ 37,322**
(Cost: $37,322)		
TOTAL INVESTMENT SECURITIES – 99.67%		**$913,157**
(Cost: $947,242)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.33%		3,064
NET ASSETS – 100.00%		**$916,221**

Notes to Schedule of Investments

  *Not shown due to rounding.

(A) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $23,642 or 2.58% of net assets.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $17,632 or 1.92% of net assets.

(E) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F) Amount shown in principal column represents notional amount for computation of interest.

Notes to Schedule of Investments (Continued)

The following acronyms are used throughout this portfolio:

CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
STRIPS = Separate Trading of Registered Interest and Principal Securities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$947,242
Gross unrealized appreciation	34,059
Gross unrealized depreciation	(68,144)
Net unrealized depreciation	$(34,085)

See Accompanying Notes to Financial Statements.

ILLUSTRATION OF FUND EXPENSES
Cash Management

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,007.40	0.73%	$3.71
Class B**	$1,000	$1,002.70	1.66%	$8.31
Class C**	$1,000	$1,002.90	1.62%	$8.11
Based on 5% Return[2]				
Class A	$1,000	$1,021.28	0.73%	$3.74
Class B**	$1,000	$1,016.64	1.66%	$8.37
Class C**	$1,000	$1,016.85	1.62%	$8.17

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class B and Class C are not available for direct investments.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Cash Management *(in thousands)* MARCH 31, 2009 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper		
American Honda Finance Corp.:		
0.590%, 4–6–09	$20,300	$ 20,298
0.700%, 4–21–09	11,000	10,996
0.720%, 5–19–09	3,500	3,497
0.800%, 6–2–09	6,500	6,491
Avon Capital Corp. (Avon Products, Inc.):		
0.520%, 4–27–09	4,105	4,104
0.520%, 4–28–09	6,200	6,198
Baxter International Inc.:		
0.330%, 4–2–09	50,000	49,999
0.330%, 4–8–09	5,000	5,000
0.330%, 4–9–09	456	456
0.350%, 4–9–09	3,000	3,000
BellSouth Corporation (AT&T Inc.), 4.973%, 4–26–09 (A)	58,900	58,968
BP p.l.c, 1.250%, 6–9–09	62,500	62,500
Danaher Corporation:		
0.200%, 4–2–09	3,000	3,000
0.180%, 4–3–09	3,500	3,500
Genentech, Inc., 0.200%, 4–2–09	3,000	3,000
General Electric Capital Corporation (Federal Deposit Insurance Corporation), 1.450%, 4–2–09 (B)	19,000	18,999
IBM International Group Capital LLC (International Business Machines Corporation):		
1.524%, 4–29–09 (A)	35,800	35,750
1.470%, 5–26–09 (A)	11,000	11,000
Illinois Tool Works Inc., 0.400%, 4–14–09	21,040	21,037
John Deere Credit Limited (John Deere Capital Corporation):		
0.480%, 4–8–09	9,500	9,499
0.550%, 4–20–09	8,000	7,997
0.310%, 5–7–09	4,000	3,999
Kitty Hawk Funding Corp.:		
0.550%, 4–8–09	19,015	19,013
0.450%, 4–16–09	1,200	1,200
0.650%, 4–21–09	5,036	5,034
0.450%, 5–11–09	10,000	9,995
0.610%, 5–14–09	21,000	20,985
0.660%, 6–1–09	9,000	8,990
PACCAR Financial Corp., 0.200%, 4–3–09	4,453	4,453
Pfizer Inc., 2.170%, 4–8–09	23,200	23,190
Praxair Inc., 0.400%, 4–23–09	4,000	3,999
SBC Communications Inc., 4.125%, 9–15–09	17,030	17,014
Shell International Finance B.V. and Royal Dutch Shell plc (Royal Dutch Shell plc):		
0.250%, 4–2–09	20,000	20,000
1.600%, 4–2–09	28,100	28,099
Unilever Capital Corporation, 0.564%, 4–14–09 (A)	4,300	4,300
Verizon Communications Inc.:		
0.850%, 4–20–09	53,000	52,976
1.000%, 4–22–09	4,250	4,248
1.150%, 5–5–09	3,400	3,396

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (Continued)		
Wal-Mart Stores, Inc., 5.748%, 6–1–09	$34,500	$ 34,670
Wisconsin Electric Power Co.:		
0.260%, 4–7–09	11,632	11,631
0.310%, 4–7–09	4,000	4,000
Total Commercial Paper – 39.51%		**626,481**
Commercial Paper (backed by irrevocable bank letter of credit)		
River Fuel Company #2, Inc. (Bank of New York (The)), 0.550%, 4–30–09	20,160	20,151
River Fuel Funding Company #3, Inc. (Bank of New York (The)), 0.850%, 6–15–09	25,370	25,325
Total Commercial Paper (backed by irrevocable bank letter of credit) – 2.87%		**45,476**
Master Note – 2.96%		
Toyota Motor Credit Corporation, 1.271%, 4–1–09 (A)	46,877	**46,877**
Notes		
3M Company, 7.139%, 12–14–09	61,500	63,366
American Honda Finance Corp.:		
1.634%, 5–5–09 (A)	7,500	7,359
1.291%, 5–11–09 (A)	10,600	10,336
1.591%, 5–11–09 (A)	5,000	4,946
1.301%, 5–20–09 (A)	3,800	3,748
Bank of America Corporation (Federal Deposit Insurance Corporation), 1.361%, 6–15–09 (A)(B)	73,900	73,900
BP Capital Markets p.l.c., 1.442%, 6–11–09 (A)	17,100	17,100
Caterpillar Financial Services Corporation:		
1.448%, 4–9–09 (A)	17,500	17,162
1.306%, 5–18–09 (A)	3,350	3,342
4.500%, 6–15–09	16,484	16,491
Caterpillar Inc., 7.250%, 9–15–09	8,500	8,698
Citibank, N.A. (Federal Deposit Insurance Corporation), 1.282%, 6–30–09 (A)(B)	37,200	37,200
Citigroup Funding Inc. (Federal Deposit Insurance Corporation), 1.274%, 4–30–09 (A)(B)	19,100	19,100
Countrywide Home Loans, Inc.:		
5.625%, 7–15–09	8,600	8,656
4.125%, 9–15–09	36,400	36,617
Electronic Data Systems Corporation, 7.125%, 10–15–09	70,120	72,050
General Electric Capital Corporation, 0.562%, 4–24–09 (A)	5,000	5,000
GTE California Incorporated, 6.700%, 9–1–09	4,500	4,583
Honeywell International Inc., 1.219%, 4–27–09 (A)	7,000	6,988
International Business Machines Corporation:		
0.486%, 4–3–09 (A)	5,500	5,500
0.563%, 4–8–09 (A)	18,750	18,750

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
J.P. Morgan Chase & Co.:		
1.596%, 5–19–09 (A)	$4,000	$ 3,984
1.341%, 5–21–09 (A)	6,000	5,966
7.625%, 12–7–09	29,700	30,578
John Deere Capital Corporation:		
4.625%, 4–15–09	8,500	8,505
1.373%, 4–16–09 (A)	13,400	13,186
1.301%, 6–1–09 (A)	12,000	11,799
4.400%, 7–15–09	5,825	5,868
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)):		
1.423%, 4–6–09 (A)	10,000	9,995
1.486%, 5–8–09 (A)	3,750	3,750
1.466%, 5–19–09 (A)	25,000	24,969
5.300%, 7–6–09	4,600	4,633
Roche Holdings, Inc.,		
2.249%, 5–25–09 (A)	48,500	48,560
Toyota Motor Credit Corporation:		
2.264%, 6–3–09 (A)	3,500	3,499
2.359%, 6–18–09 (A)	30,000	30,000
Verizon Communications Inc.,		
1.475%, 4–3–09 (A)	14,770	14,768
Wal-Mart Stores, Inc.,		
6.875%, 8–10–09	18,810	19,148
Wells Fargo & Company:		
1.397%, 9–23–09 (A)	14,500	14,394
4.200%, 1–15–10	7,000	7,108
Total Notes – 44.24%		**701,602**
Notes (backed by irrevocable bank letter of credit)		
Conestoga Wood Specialties Corporation, Variable/Fixed Rate Taxable Demand Revenue Bonds, Series 2000 (Wachovia Bank, N.A.),		
1.000%, 4–2–09 (A)	2,360	2,360
Don Greene Poultry, Inc., Incremental Taxable Variable Rate Demand Bonds, Series 2003 (Wachovia Bank, N.A.),		
1.000%, 4–2–09 (A)	7,200	7,200
EPC – Allentown, LLC, Incremental Taxable Variable Rate Demand Bonds, Series 2005 (Wachovia Bank, N.A.),		
1.500%, 4–2–09 (A)	8,840	8,840
The Academy of the New Church, Taxable Variable Rate Demand Bonds, Series 2008 (Wachovia Bank, N.A.),		
1.000%, 4–2–09 (A)	20,000	20,000
Trap Rock Industries, Inc., Taxable Variable Demand Bonds, Series 2005 (Wachovia Bank, N.A.),		
1.000%, 4–1–09 (A)	13,800	13,800
Total Notes (backed by irrevocable bank letter of credit) – 3.29%		**52,200**
TOTAL CORPORATE OBLIGATIONS – 92.87%		**$1,472,636**
(Cost: $1,472,636)		

MUNICIPAL OBLIGATIONS – TAXABLE	Principal	Value
Georgia – 0.43%		
Development Authority of Talbot County, Incremental Taxable Industrial Development Revenue Bonds (Junction City Mining Company, LLC Project), Series 2000 (Wachovia Bank, N.A.),		
1.000%, 4–2–09 (A)	$6,780	$ 6,780
Maryland – 0.52%		
Maryland Health and Higher Educational Facilities Authority, Revenue Bonds, Anne Arundel Health Systems Issue, Series 2009A (Wachovia Bank, N.A.),		
1.000%, 4–1–09 (A)	8,305	8,305
Mississippi – 1.45%		
Mississippi Business Finance Corporation, Adjustable Mode Industrial Development Revenue Bonds (Belk, Inc. Project), Series 2005 (Wachovia Bank, N.A.),		
1.000%, 4–2–09 (A)	7,919	7,919
Mississippi Business Finance Corporation, Taxable Industrial Development Revenue Bonds, Series 2000 (Telapex, Inc. Project) (Wachovia Bank, N.A.),		
1.000%, 4–2–09 (A)	15,000	15,000
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 2.40%		**$ 38,004**
(Cost: $38,004)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
United States Government Agency Obligations		
Federal Home Loan Mortgage Corporation,		
1.250%, 9–18–09	29,580	29,579
Overseas Private Investment Corporation:		
0.400%, 4–1–09 (A)	14,802	14,802
0.400%, 4–1–09 (A)	3,382	3,382
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations),		
1.570%, 4–15–09 (A)	28,244	28,244
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.79%		**$ 76,007**
(Cost: $76,007)		
TOTAL INVESTMENT SECURITIES – 100.06%		**$1,586,647**
(Cost: $1,586,647)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.06%)		**(944)**
NET ASSETS – 100.00%		**$1,585,703**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(B) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 1,586,647
Gross unrealized appreciation	—
Gross unrealized depreciation	—
Net unrealized appreciation	$ —

See Accompanying Notes to Financial Statements.

Global Bond Fund

ALL DATA IS AS OF MARCH 31, 2009 (UNAUDITED)

Asset Allocation


Bonds 94.17%
Cash and Cash Equivalents 5.83%

Bonds	**94.17%**
Corporate Debt Securities	53.66%
Other Government Securities	26.24%
United States Government and Government Agency Obligations	13.18%
Senior Loans	1.09%
Cash and Cash Equivalents	**5.83%**

Quality Weightings


Investment Grade 72.44%
Non-Investment Grade 21.73%
Cash and Cash Equivalents 5.83%

Investment Grade	**72.44%**
AAA	38.24%
AA	2.38%
A	7.60%
BBB	24.22%
Non-Investment Grade	**21.73%**
BB	14.84%
B	5.50%
Below B	0.85%
Non-rated	0.54%
Cash and Cash Equivalents	**5.83%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	36/121	30
3 Year	31/96	32
5 Year	16/88	18
10 Year	33/53	62

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Bond Portfolio Characteristics

Average maturity	2.9 years
Effective duration	1.3 years
Weighted average bond rating	A

Country Weightings


North America 44.23%
Europe 32.62%
Pacific Basin 8.38%
South America 5.49%
Other 2.22%
Bahamas/Caribbean 1.23%
Cash and Cash Equivalents 5.83%

North America	**44.23%**
United States	35.08%
Canada	5.76%
Other North America(1)	3.39%
Europe	**32.62%**
Germany	8.40%
United Kingdom	6.92%
Switzerland	5.05%
Russia	3.51%
Other Europe(2)	8.74%
Pacific Basin(3)	**8.38%**
South America(4)	**5.49%**
Other(5)	**2.22%**
Bahamas/Caribbean(6)	**1.23%**
Cash and Cash Equivalents	**5.83%**

(1)Includes 3.39% Mexico.

(2)Includes 3.48% France, 0.32% Ireland, 1.57% Luxembourg, 1.57% Netherlands, 1.59% Norway and 0.21% Poland.

(3)Includes 0.69% Australia, 0.73% Burma, 1.47% China, 1.60% Hong Kong, 1.08% India, 0.49% Indonesia, 0.19% Japan, 0.28% Malaysia, 0.64% Singapore and 1.21% South Korea.

(4)Includes 0.99% Argentina, 3.40% Brazil and 1.10% Chile.

(5)Includes 0.92% Panama, 0.22% Supranational and 1.08% United Arab Emirates.

(6)Includes 0.45% Bahamas, 0.34% British Virgin Islands and 0.44% Cayman Islands.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

ILLUSTRATION OF FUND EXPENSES
Global Bond Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9-30-08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 990.70	1.31%	$ 6.47
Class B	$1,000	$ 986.30	2.29%	$11.32
Class C	$1,000	$ 984.10	2.14%	$10.61
Class Y	$1,000	$ 992.30	0.87%	$ 4.28
Based on 5% Return[2]				
Class A	$1,000	$1,018.41	1.31%	$ 6.56
Class B	$1,000	$1,013.52	2.29%	$11.48
Class C	$1,000	$1,014.26	2.14%	$10.78
Class Y	$1,000	$1,020.61	0.87%	$ 4.34

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Global Bond Fund *(in thousands)* MARCH 31, 2009 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.31%		
BAE Systems Holdings Inc.,		
4.750%, 8–15–10 (A)	$6,000	$ 6,062
Raytheon Company,		
5.375%, 4–1–13	1,000	1,049
		7,111
Agricultural Products – 0.87%		
Bunge Limited Finance Corp.:		
7.800%, 10–15–12	4,000	3,705
5.350%, 4–15–14	1,200	1,002
		4,707
Agriculture – 0.79%		
Ciliandra Perkasa Finance Company Pte. Ltd.,		
10.750%, 12–8–11	3,000	2,190
Cosan S.A. Industria e Comercio,		
8.250%, 11–15–19	1,200	564
IOI Resources (L) Berhad, Convertible,		
0.000%, 1–15–13	1,700	1,514
		4,268
Banking – 4.15%		
Banco BMG S.A.:		
8.750%, 7–1–10 (B)	1,333	1,227
8.750%, 7–1–10	1,088	1,001
9.150%, 1–15–16 (B)	500	345
9.150%, 1–15–16	500	345
Bank for Foreign Trade,		
7.000%, 4–13–09 (C)	RUB45,000	1,324
Bank of Tokyo-Mitsubishi, Ltd. (The),		
8.400%, 4–15–10	$1,000	1,016
Export-Import Bank of Korea (The),		
5.500%, 10–17–12	5,000	4,790
Hongkong and Shanghai Banking Corporation (The),		
5.000%, 8–29–49 (D)	2,500	1,625
ICICI Bank Limited,		
6.625%, 10–3–12 (B)	3,000	2,610
Industrial Development Bank of India Ltd.,		
5.125%, 12–23–09	1,800	1,794
Russian Standard Bank:		
7.500%, 10–7–10	2,750	1,512
7.500%, 10–7–10 (B)	1,000	550
Unibanco – Uniao de Bancos Brasileiros S.A.,		
9.375%, 12–15–13	2,700	2,740
VTB Capital S.A.,		
6.609%, 10–31–12 (B)	2,000	1,600
		22,479
Beverage / Bottling – 3.65%		
AmBev International Finance Co. Ltd.,		
9.500%, 7–24–17 (C)	BRL6,050	2,138
Companhia Brasileira de Bebidas,		
10.500%, 12–15–11	$ 2,000	2,252
Miller Brewing Company,		
5.500%, 8–15–13	3,300	3,179
Molson Coors Capital Finance,		
4.850%, 9–22–10	2,000	2,027
Panamerican Beverages, Inc.,		
7.250%, 7–1–09	4,950	4,982

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Beverage / Bottling (Continued)		
PepsiAmericas, Inc.,		
5.750%, 7–31–12	$2,200	$ 2,280
SABMiller plc,		
5.700%, 1–15–14	3,000	2,918
		19,776
Building Products – 0.25%		
Desarrolladora Homex, S.A. de C.V.,		
7.500%, 9–28–15	2,000	1,350
Cable / Media – 1.13%		
British Sky Broadcasting Group plc,		
8.200%, 7–15–09	4,200	4,253
Rogers Wireless Inc.,		
8.000%, 12–15–12	1,850	1,866
		6,119
Coal & Consumable Fuels – 0.72%		
Peabody Energy Corporation,		
6.875%, 3–15–13	4,000	3,900
Conglomerate / Diversified Mfg – 1.26%		
Bombardier Inc.,		
6.750%, 5–1–12 (B)	6,000	4,770
Ingersoll-Rand Global Holding Company Limited,		
6.000%, 8–15–13	2,125	2,068
		6,838
Construction Business – 0.08%		
Odebrecht Finance Ltd.,		
7.500%, 10–18–17	524	456
Consumer Non-Cyclical – 0.26%		
Wilmar International Limited, Convertible,		
0.000%, 12–18–12	1,500	1,416
Consumer Products – 0.71%		
Coca-Cola HBC Finance B.V.,		
5.500%, 9–17–15	3,900	3,867
Consumer Products / Tobacco – 0.21%		
Central European Distribution Corporation,		
8.000%, 7–25–12 (A)(C)	EUR1,360	1,120
Diversified Metals & Mining – 0.31%		
BHP Billiton Finance (USA) Limited,		
8.500%, 12–1–12	$1,500	1,665
Diversified Telecom – 0.09%		
Telefonica de Argentina S.A.,		
9.125%, 11–7–10	500	480
Electric – 3.22%		
Abu Dhabi National Energy Company PJSC:		
5.620%, 10–25–12 (B)	3,000	2,930
5.620%, 10–25–12	3,000	2,930
Aquila, Inc.,		
11.875%, 7–1–12 (D)	500	525
DPL Inc.,		
6.875%, 9–1–11	1,500	1,536

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric (Continued)		
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	$3,500	$ 3,551
Korea Southern Power Co., Ltd.,		
5.375%, 4–18–13 (B)	2,000	1,764
NorthWestern Corporation,		
5.875%, 11–1–14	2,500	2,525
Oncor Electric Delivery Company,		
6.375%, 5–1–12	1,000	989
PPL Energy Supply, LLC,		
6.300%, 7–15–13	700	701
		17,451
Electric Utilities – 0.93%		
Allegheny Energy, Inc.,		
8.250%, 4–15–12 (A)	5,000	5,058
Energy – 0.94%		
China Petroleum & Chemical Corporation,		
Convertible,		
0.000%, 4–24–14 (C)	HKD15,200	2,007
CITIC Resources Finance (2007) Limited,		
6.750%, 5–15–14 (B)	$2,500	1,875
Suntech Power Holdings Co., Ltd.,		
Convertible,		
0.250%, 2–15–12	1,350	1,213
		5,095
Finance Companies – 2.23%		
C5 Capital (SPV) Limited:		
6.196%, 12–31–49 (B)(D)	4,500	1,575
6.196%, 12–31–49 (D).	750	263
Diageo Finance B.V.,		
5.500%, 4–1–13	1,000	1,034
ISA Capital do Brasil S.A.:		
7.875%, 1–30–12 (B)	3,000	2,865
7.875%, 1–30–12	250	239
SLM Corporation,		
1.641%, 4–1–14 (D).	2,500	732
Toyota Motor Credit Corporation:		
6.750%, 9–21–09 (C)	NZD7,700	4,430
1.590%, 1–18–15 (D).	$1,000	977
		12,115
Food Processors / Bev / Bottling – 0.26%		
Iansa Overseas Limited,		
7.250%, 7–28–12	4,250	1,402
Gas – Local Distribution – 1.90%		
AGL Capital Corporation,		
7.125%, 1–14–11	5,000	5,073
DCP Midstream, LLC,		
9.700%, 12–1–13 (B)	5,000	5,262
		10,335
Gas Pipe Lines – 1.31%		
KeySpan Corporation,		
7.625%, 11–15–10	452	473
Plains All American Pipeline, L.P., PAA		
Finance Corp.:		
7.750%, 10–15–12	2,900	2,918
5.625%, 12V–15–13	400	364
TransCapitalInvest Limited,		
6.103%, 6–27–12 (B)	2,000	1,760

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Gas Pipe Lines (Continued)		
Transneft,		
6.103%, 6–27–12	$ 500	$ 440
Transportadora de Gas Del Sur S.A.,		
7.875%, 5–14–17 (B).	2,000	1,140
		7,095
Health Care Facilities – 1.29%		
HCA Inc.:		
6.750%, 7–15–13	2,200	1,645
9.125%, 11–15–14	2,775	2,609
HealthSouth Corporation,		
10.750%, 6–15–16	2,775	2,719
		6,973
Health Care Facilities / Supplies – 0.04%		
DASA Finance Corporation,		
8.750%, 5–29–18	300	231
Household Appliances – 0.64%		
Controladora Mabe, S.A. de C.V.:		
6.500%, 12–15–15 (A)	2,000	1,740
6.500%, 12–15–15	2,000	1,740
		3,480
Investment Banking & Brokerage – 0.15%		
Morgan Stanley,		
2.090%, 5–1–14 (D)	1,000	798
Leisure – 0.65%		
Royal Caribbean Cruises Ltd.,		
8.750%, 2–2–11	4,872	3,557
Metals / Mining – 2.20%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	3,600	2,520
Indo Integrated Energy B.V.,		
8.500%, 6–1–12	4,900	3,739
Vedanta Resources plc:		
6.625%, 2–22–10 (B).	2,500	2,425
6.625%, 2–22–10	1,850	1,794
8.750%, 1–15–14	2,000	1,480
		11,958
Multi-Utilities – 0.85%		
Black Hills Corporation,		
6.500%, 5–15–13	5,000	4,631
Office Electronics – 0.73%		
Xerox Corporation:		
7.125%, 6–15–10	3,000	3,062
5.500%, 5–15–12	1,000	866
		3,928
Oil & Gas – 1.13%		
Pecom Energia S.A.,		
9.000%, 5–1–09	500	495
Premcor Refining Group Inc. (The),		
6.750%, 5–1–14	1,500	1,423
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	2,500	2,557
TNK-BP Finance S.A.,		
6.125%, 3–20–12	2,000	1,660
		6,135

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation – 0.82%		
Northern Border Partners, L.P.,		
8.875%, 6–15–10	$3,500	$ 3,592
ONEOK Partners, L.P.,		
5.900%, 4–1–12	865	847
		4,439
Oilfield Machinery & Service – 1.04%		
Oceanografia, S.A. de C.V.,		
11.250%, 7–15–15	1,650	693
Smith International, Inc.,		
8.625%, 3–15–14	2,500	2,545
Weatherford International, Inc.,		
5.950%, 6–15–12	2,500	2,393
		5,631
Paper / Forest Products – 4.08%		
Celulosa Arauco y Constitucion S.A.,		
8.625%, 8–15–10	2,350	2,440
Empire Capital Resources Pte. Ltd.,		
9.375%, 12–15–11 (B)	2,500	2,050
International Paper Company,		
7.400%, 6–15–14	5,350	4,416
Kimberly-Clark de Mexico, S.A. de C.V.,		
8.875%, 8–1–09 (A)	5,500	5,603
Sino-Forest Corporation:		
9.125%, 8–17–11	4,250	3,825
9.125%, 8–17–11 (B)	1,000	900
Weyerhaeuser Company,		
6.750%, 3–15–12	3,000	2,886
		22,120
Publishing – 0.88%		
Pearson Dollar Finance Two plc:		
5.500%, 5–6–13 (B)	3,000	2,835
5.500%, 5–6–13	2,000	1,890
Quebecor World Capital Corporation,		
4.875%, 11–15–08 (E)	2,000	35
		4,760
Railroads – 1.38%		
Burlington Northern Santa Fe Corporation,		
5.900%, 7–1–12	4,500	4,699
Kansas City Southern de Mexico, S.A. de C.V.,		
7.375%, 6–1–14	3,500	2,765
		7,464
Real Estate Management & Development – 0.10%		
Shimao Property Holdings Limited,		
8.000%, 12–1–16 (B)	1,000	540
Service – Other – 1.51%		
Allied Waste Industries, Inc.,		
6.500%, 11–15–10	4,000	3,980
Waste Management, Inc.,		
7.375%, 8–1–10	4,125	4,220
		8,200
Steel – 0.92%		
Evraz Group S.A.:		
8.875%, 4–24–13 (B)	5,000	3,175
8.250%, 11–10–15 (B)	3,000	1,800
		4,975

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Technology – 0.83%		
L–3 Communications Corporation,		
7.625%, 6–15–12	$4,500	$ 4,517
Telecommunications – 0.27%		
VIP Finance Ireland Limited,		
8.375%, 4–30–13 (B).	2,000	1,450
Tobacco – 1.23%		
B.A.T. International Finance p.l.c,		
8.125%, 11–15–13 (A)	1,500	1,620
Diageo Capital plc,		
5.200%, 1–30–13	5,000	5,081
		6,701
Trading Companies & Distributors – 1.30%		
Noble Group Limited:		
8.500%, 5–30–13 (B).	6,900	5,416
6.625%, 3–17–15 (B).	2,500	1,625
		7,041
Transportation – Other – 0.45%		
Ultrapetrol (Bahamas) Limited,		
9.000%, 11–24–14	3,800	2,451
Trucking & Shipping – 0.15%		
Arpeni Pratama Ocean Line Investment B.V.,		
8.750%, 5–3–13 (B).	1,250	463
FedEx Corporation,		
7.375%, 1–15–14	300	318
		781
Utilities – 2.33%		
CESP – Companhia Energetica de Sao Paulo:		
9.750%, 1–15–15 (A)(C)	BRL6,400	2,592
9.750%, 1–15–15 (C)	4,500	1,835
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A.:		
8.875%, 12–15–16 (B)	$2,000	840
8.875%, 12–15–16	1,000	420
Hidroelectrica El Chocon S.A.,		
4.820%, 9–15–11 (D)	2,475	1,733
Hidroelectrica Piedra del Aguila S.A.,		
9.000%, 7–11–17 (A)	500	295
Majapahit Holding B.V.,		
7.250%, 10–17–11 (A)	1,000	915
Veolia Environment,		
5.250%, 6–3–13	4,000	3,997
		12,627
Wireless Telecommunication Service – 2.11%		
Mobile TeleSystems Finance S.A.,		
8.375%, 10–14–10	3,500	3,500
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (C)(D) RUB115,000		3,112
Open Joint Stock Company "Vimpel-Communications",		
8.000%, 2–11–10	$3,125	2,984
Sprint Capital Corporation,		
7.625%, 1–30–11	2,000	1,850
		11,446
TOTAL CORPORATE DEBT SECURITIES – 53.66%		**$290,937**

(Cost: $334,074)

OTHER GOVERNMENT SECURITIES	Principal	Value
Australia – 0.38%		
Commonwealth of Australia Treasury Bonds,		
5.750%, 6–15–11 (C)	AUD2,800	$ 2,056
Canada – 4.16%		
Canadian Government Bonds:		
4.000%, 9–1–10 (C)	CAD19,000	15,752
3.750%, 6–1–12 (C)	8,000	6,811
		22,563
France – 2.74%		
French Treasury Bond (OAT),		
4.000%, 10–25–09 (C)	EUR11,000	14,873
Germany – 8.40%		
Bundesobligation,		
3.250%, 4–9–10 (C)	23,500	31,957
Bundesschatzanweisungen Federal Treasury Notes,		
4.000%, 12–11–09 (C)	10,000	13,556
		45,513
Mexico – 0.83%		
United Mexican States Government Bonds,		
9.000%, 12–24–09 (C)	MXN62,500	4,496
Norway – 1.59%		
Norway Government Bonds,		
6.000%, 5–16–11 (C)	NOK53,800	8,640
Russia – 0.35%		
Open Joint Stock Company "Russian Railroads",		
8.500%, 7–6–11 (C)	RUB65,000	1,663
Russian Federation,		
8.250%, 3–31–10 (B)	$ 222	228
		1,891
Supranational – 0.22%		
European Bank for Reconstruction and Development,		
6.500%, 12–20–10 (C)	RUB50,000	1,181
Switzerland – 5.05%		
Switzerland Government Bonds,		
3.500%, 8–7–10 (C)	CHF30,000	27,402
United Kingdom – 2.52%		
United Kingdom Treasury,		
4.250%, 3–7–11 (C)	GBP9,000	13,667
TOTAL OTHER GOVERNMENT SECURITIES – 26.24%		**$142,282**
(Cost: $162,958)		
SENIOR LOANS – 1.09%		
Consumer Products		
Wm. Wrigley Jr. Company,		
6.500%, 7–17–14 (D)	$6,000	$ 5,938
(Cost: $5,946)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (F)		
4.500%, 8–15–17	$1,243	$ 54
5.000%, 5–15–18	1,197	124
5.000%, 4–15–19	150	11
5.000%, 4–15–19	73	5
5.000%, 7–15–21	125	1
5.000%, 11–15–22	290	16
5.500%, 3–15–23	135	13
5.000%, 4–15–23	758	11
5.000%, 5–15–23	134	9
5.000%, 8–15–23	103	10
5.500%, 11–15–23	870	5
5.500%, 11–15–23	69	1
5.500%, 2–15–24	1,249	101
5.000%, 6–15–24	3,451	82
5.000%, 9–15–24	334	7
5.500%, 9–15–24	150	2
5.500%, 4–15–25	737	40
5.500%, 4–15–25	35	1
5.000%, 9–15–25	616	11
5.500%, 10–15–25	1,487	164
5.000%, 2–15–26	1,300	30
5.000%, 4–15–26	812	22
5.000%, 10–15–28	446	39
5.000%, 8–15–30	4,740	250
5.000%, 10–15–30	1,250	146
5.500%, 3–15–31	120	8
5.500%, 10–15–32	2,954	288
5.500%, 1–15–33	825	90
5.500%, 5–15–33	2,296	266
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates,		
4.500%, 10–1–35	9,501	9,709
Federal National Mortgage Association Agency REMIC/CMO,		
5.000%, 2–25–35	8,195	8,477
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.500%, 11–25–17	33	1
5.000%, 5–25–22	81	5
5.000%, 6–25–22	8,612	707
5.000%, 7–25–23	17,915	1,775
5.000%, 8–25–23	578	40
5.500%, 9–25–25	30	—*
5.500%, 11–25–25	414	4
4.500%, 4–25–30	733	54
5.000%, 9–25–30	794	47
5.000%, 3–25–31	2,503	154
5.000%, 8–15–31	1,189	109
5.500%, 1–25–33	9,534	859
5.500%, 6–25–33	168	16
5.000%, 8–25–33	12,134	1,303
5.500%, 12–25–33	2,691	288
5.500%, 8–25–35	1,302	154
5.500%, 11–25–36	2,963	347
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 11–1–22	3,411	3,571
5.000%, 8–1–23	4,967	5,158
5.000%, 7–1–34	3,233	3,342

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 7–16–22	$6,007	$ 517
5.500%, 5–20–27	283	1
5.000%, 6–16–29	2,000	100
5.000%, 10–20–32	500	79
7.000%, 5–20–33	1,991	260
5.500%, 7–16–33	819	106
5.000%, 7–20–33	2,088	206
5.500%, 11–20–33	297	31
5.500%, 6–20–35	291	37
5.500%, 7–20–35	731	60
5.500%, 10–16–35	691	83
Government National Mortgage Association Fixed Rate Pass-Through Certificates, 4.500%, 6–15–23	4,987	5,198
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 8.23%		**$ 44,605**
(Cost: $49,380)		

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations		
United States Treasury Notes:		
4.500%, 5–15–10	5,000	5,218
4.500%, 9–30–11	12,500	13,589
3.375%, 11–30–12	7,500	8,050
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.95%		**$ 26,857**
(Cost: $25,439)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.65%		
Diageo Capital plc (Diageo plc), 1.000%, 4–29–09	$5,000	$ 4,996
Kraft Foods Inc., 0.350%, 4–1–09	7,500	7,500
McCormick & Co. Inc., 0.400%, 4–1–09	1,864	1,864
		14,360
Master Note – 0.16%		
Toyota Motor Credit Corporation, 1.271%, 4–1–09 (D)	867	867
TOTAL SHORT-TERM SECURITIES – 2.81%		**$ 15,227**
(Cost: $15,227)		
TOTAL INVESTMENT SECURITIES – 96.98%		**$525,846**
(Cost: $593,024)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.02%		**16,383**
NET ASSETS – 100.00%		**$542,229**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2009:

Type	Currency	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Australian Dollar	2,838	8–27–09	$417	$—
Sell	Brazilian Real	18,090	12–2–09	175	—
Sell	British Pound	9,253	5–26–09	3,263	—
Sell	Canadian Dollar	9,377	8–24–09	1,370	—
Sell	Canadian Dollar	18,263	11–19–09	268	—
Sell	Euro	50,100	12–22–09	5,005	—
Sell	Mexican Peso	64,600	12–24–09	150	—
Sell	New Zealand Dollar	8,152	9–21–09	453	—
Sell	Norwegian Krone	36,900	5–4–09	—	262
Sell	Norwegian Krone	284	5–15–09	—	3
Sell	Norwegian Krone	21,260	1–14–10	—	145
Sell	Russian Ruble	262,550	11–20–09	287	—
Sell	Swiss Franc	28,900	12–22–09	1,725	—
				$13,113	$410

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $25,005 or 4.61% of net assets.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $54,020 or 9.96% of net assets.

(C)Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, BRL – Brazilian Real, CAD – Canadian Dollar, CHF – Swiss Franc, EUR – Euro, GBP – British Pound, HKD – Hong Kong Dollar, MXN – Mexican Peso, NOK – Norwegian Krone, NZD – New Zealand Dollar and RUB – Russian Ruble).

Notes to Schedule of Investments (Continued)

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(E) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F) Amount shown in Principal column represents notional amount for computation of interest.

The following acronyms are used throughout this portfolio:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)

United States	35.08%
Germany	8.40%
United Kingdom	6.92%
Canada	5.76%
Switzerland	5.05%
Russia	3.51%
France	3.48%
Brazil	3.40%
Mexico	3.39%
Hong Kong	1.60%
Norway	1.59%
Luxembourg	1.57%
Netherlands	1.57%
China	1.47%
South Korea	1.21%
Chile	1.10%
United Arab Emirates	1.08%
India	1.08%
Argentina	0.99%
Panama	0.92%
Burma	0.73%
Australia	0.69%
Singapore	0.64%
Indonesia	0.49%
Bahamas	0.45%
Cayman Islands	0.44%
British Virgin Islands	0.34%
Ireland	0.32%
Malaysia	0.28%
Supranational	0.22%
Poland	0.21%
Japan	0.19%
Other+	5.83%

+Includes cash and cash equivalents and other assets and liabilities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$593,024
Gross unrealized appreciation	5,858
Gross unrealized depreciation	(73,036)
Net unrealized depreciation	$(67,178)

See Accompanying Notes to Financial Statements.

Government Securities Fund

ALL DATA IS AS OF MARCH 31, 2009 (UNAUDITED)

Asset Allocation



Bonds 97.07%

Cash and Cash Equivalents 2.93%

Bonds	**97.07%**
United States Government and Government Agency Obligations	88.43%
Corporate Debt Securities[1]	8.64%
Cash and Cash Equivalents	**2.93%**

(1)Securities are fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

Lipper Rankings

Category: Lipper General U.S. Government Funds	Rank	Percentile
1 Year	74/156	48
3 Year	55/142	39
5 Year	41/124	33
10 Year	27/76	36

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

Quality Weightings



Investment Grade 97.07%

Cash and Cash Equivalents 2.93%

Investment Grade	**97.07%**
AAA	95.41%
AA	1.18%
A	0.48%
Cash and Cash Equivalents	**2.93%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond Portfolio Characteristics

Average maturity	5.0 years
Effective duration	3.4 years
Weighted average bond rating	AAA

Government Securities Fund

(UNAUDITED)

For the Six Months Ended March 31, 2009	Beginning Account Value 9–30–08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,051.70	1.00%	$5.13
Class B	$1,000	$1,047.00	1.92%	$9.83
Class C	$1,000	$1,047.50	1.81%	$9.21
Class Y	$1,000	$1,053.30	0.71%	$3.70
Based on 5% Return[2]				
Class A	$1,000	$1,019.92	1.00%	$5.05
Class B	$1,000	$1,015.37	1.92%	$9.67
Class C	$1,000	$1,015.91	1.81%	$9.07
Class Y	$1,000	$1,021.38	0.71%	$3.64

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Government Securities Fund *(in thousands)* MARCH 31, 2009 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Banking – 3.39%		
Bank of America Corporation (Federal Deposit Insurance Corporation), 3.125%, 6–15–12 (A)	$4,000	$ 4,139
Citigroup Inc. (Federal Deposit Insurance Corporation), 2.875%, 12–9–11 (A)	4,000	4,115
Regions Bank (Federal Deposit Insurance Corporation), 3.250%, 12–9–11 (A)	3,850	4,007
SunTrust Bank (Federal Deposit Insurance Corporation), 3.000%, 11–16–11 (A)	5,000	5,146
		17,407
Consumer Finance – 0.81%		
American Express Bank, FSB (Federal Deposit Insurance Corporation), 3.150%, 12–9–11 (A)	4,000	4,134
Finance – Other – 0.80%		
General Electric Capital Corporation (Federal Deposit Insurance Corporation), 3.000%, 12–9–11 (A)	4,000	4,119
Investment Banking & Brokerage – 3.64%		
Goldman Sachs Group, Inc. (The) (Federal Deposit Insurance Corporation), 3.250%, 6–15–12 (A)	6,000	6,263
JPMorgan Chase & Co. (Federal Deposit Insurance Corporation), 3.125%, 12–1–11 (A)	6,000	6,218
Morgan Stanley (Federal Deposit Insurance Corporation), 3.250%, 12–1–11 (A)	6,000	6,229
		18,710
TOTAL CORPORATE DEBT SECURITIES – 8.64%		**$ 44,370**
(Cost: $42,781)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 10.98%		
Federal Agricultural Mortgage Corporation Guaranteed Notes Trust 2006–1, 4.875%, 1–14–11 (B)	2,000	2,069
Federal Farm Credit Bank:		
4.350%, 9–2–14	5,000	5,359
5.250%, 1–6–16	6,000	6,720
4.600%, 1–29–20	5,000	5,081
Federal Home Loan Bank, 5.375%, 6–13–14	6,000	6,788
Federal Home Loan Mortgage Corporation, 5.000%, 12–14–18	2,554	2,468
Federal National Mortgage Association:		
4.000%, 1–18–13	2,000	2,086
4.375%, 7–17–13	12,000	13,004
2.875%, 12–11–13	6,650	6,801
Private Export Funding Corporation, 4.375%, 3–15–19	6,000	6,045
		56,421

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations – 45.56%		
Federal Agricultural Mortgage Corporation, Guaranteed Agricultural Mortgage-Backed Securities, 7.064%, 1–25–12 (C)	$1,856	$ 1,856
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates, 5.450%, 12–1–36 (C)	1,524	1,576
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 4–15–18	3,950	4,240
5.000%, 5–15–19	4,500	4,755
5.000%, 5–15–23	8,000	8,489
5.000%, 3–15–25	2,000	2,058
7.500%, 9–15–29	2,536	2,801
5.000%, 5–15–31	2,902	2,963
5.500%, 10–15–31	8,000	8,211
5.000%, 9–15–32	5,500	5,716
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (D)		
5.500%, 12–15–13	925	65
5.500%, 4–15–24	703	6
5.500%, 4–15–24	156	1
5.000%, 7–15–29	1,549	89
5.000%, 9–15–31	1,978	144
5.500%, 10–15–31	2,125	259
5.500%, 1–15–38	13,751	1,524
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.500%, 4–1–18	549	566
4.500%, 10–1–20	5,000	5,177
5.000%, 6–1–21	1,318	1,372
5.000%, 11–1–21	1,897	1,972
5.500%, 3–1–22	2,263	2,364
6.000%, 7–1–22	2,848	2,986
4.500%, 3–1–23	9,252	9,528
5.000%, 7–1–25	1,916	1,983
6.000%, 2–1–27	1,074	1,127
6.000%, 11–1–28	1,266	1,336
5.000%, 3–1–35	1,723	1,781
5.500%, 10–1–35	1,430	1,487
5.000%, 11–1–35	16,746	17,309
5.500%, 8–1–36	1,535	1,594
Federal National Mortgage Association Adjustable Rate Pass-Through Certificates, 5.360%, 12–1–36 (C)	1,965	2,019
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 3–25–18	7,000	7,398
5.000%, 6–25–18	6,000	6,347
5.000%, 9–25–18	1,000	1,040
5.500%, 2–25–32	4,500	4,579
5.500%, 10–25–32	4,875	4,993
4.000%, 11–25–32	711	724
4.000%, 2–25–33	761	765
4.000%, 3–25–33	1,333	1,356
3.500%, 8–25–33	3,926	3,909
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (D)		
5.000%, 3–25–18	474	9
5.500%, 1–25–33	1,966	177
5.500%, 11–25–36	4,404	516
5.500%, 8–25–37	3,246	351

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Participation Certificates (Interest Only), (D)		
5.750%, 8–25–32	$1,675	$ 135
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 1–1–17	549	577
5.000%, 3–1–18	1,105	1,155
4.500%, 6–1–19	2,454	2,542
4.500%, 8–1–19	4,925	5,100
5.000%, 12–1–19	2,322	2,421
4.500%, 11–1–20	5,089	5,258
5.500%, 11–1–22	3,789	3,968
5.500%, 10–1–23	1,343	1,416
5.000%, 4–1–24	2,228	2,310
4.500%, 7–25–24	6,000	6,181
5.000%, 5–1–28	6,373	6,602
5.500%, 9–25–31	4,500	4,647
5.000%, 6–25–32	8,500	8,796
5.500%, 2–1–33	2,573	2,682
5.000%, 3–25–33	4,000	4,193
6.000%, 4–1–33	4,414	4,637
4.500%, 7–1–33	3,742	3,834
5.000%, 9–1–33	3,785	3,918
6.000%, 4–1–34	3,345	3,497
5.500%, 12–1–34	6,573	6,843
5.000%, 5–1–35	1,755	1,814
4.500%, 8–1–35	10,771	11,019
6.500%, 11–1–37	1,061	1,114
5.500%, 1–25–39	2,399	2,454
Government National Mortgage Association Agency REMIC/CMO,		
4.585%, 8–16–34	3,000	3,085
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (D)		
5.000%, 7–16–22	1,236	106
5.500%, 6–20–28	1,451	17
Guaranteed Development Company Participation Certificates, Series 1995–20 F, Guaranteed by the United States Small Business Administration (an Independent Agency of the United States),		
6.800%, 6–1–15	491	518
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2002–3 Class G,		
6.000%, 2–15–30	3,189	3,381
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2003–2 Class E,		
5.000%, 12–15–25	316	315
		234,053
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 56.54%		**$290,474**

(Cost: $280,479)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations		
United States Treasury Bond Principal STRIPS,		
0.000%, 11–15–21	$3,550	$ 2,247
United States Treasury Bonds:		
9.000%, 11–15–18	10,000	15,159
8.000%, 11–15–21	2,100	3,108
6.125%, 11–15–27	6,500	8,743
5.250%, 11–15–28	10,000	12,303
4.500%, 5–15–38	10,000	11,702
United States Treasury Notes:		
4.000%, 4–15–10	5,750	5,953
2.625%, 5–31–10	5,000	5,117
4.500%, 11–15–10	6,000	6,376
5.125%, 6–30–11	5,000	5,481
1.750%, 11–15–11	5,000	5,097
4.125%, 8–31–12	21,750	23,828
4.250%, 8–15–13	27,650	30,994
2.750%, 10–31–13	5,000	5,275
4.000%, 2–15–14	10,000	11,131
4.250%, 8–15–14	10,000	11,327
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 31.89%		**$163,841**

(Cost: $156,133)

SHORT-TERM SECURITIES – 2.49%

Repurchase Agreements		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 3-31-09 to be repurchased at $12,816,		
0.120%, 4–1–09 (E).	12,816	$ 12,816

(Cost: $12,816)

TOTAL INVESTMENT SECURITIES – 99.56%		**$511,501**

(Cost: $492,209)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.44%		**2,255**
NET ASSETS – 100.00%		**$513,756**

Notes to Schedule of Investments

(A) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and Principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

(B) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of this security amounted to 0.40% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(D) Amount shown in Principal column represents notional amount for computation of interest.

(E) Collateralized by $11,058 United States Treasury Bond, 4.500% due 5–15–38; market Value and accrued interest aggregate $13,122.

The following acronyms are used throughout this portfolio:

CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
STRIPS = Separate Trading of Registered Interest and Principal Securities

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$492,466
Gross unrealized appreciation	24,206
Gross unrealized depreciation	(5,171)
Net unrealized appreciation	$ 19,035

See Accompanying Notes to Financial Statements.

High Income Fund

Asset Allocation



Bonds 88.44%

Cash and Cash Equivalents and Equities 11.56%

Bonds	88.44%
Corporate Debt Securities	82.05%
Senior Loans	6.39%
Cash and Cash Equivalents and Equities	11.56%

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	84/461	19
3 Year	52/390	14
5 Year	72/335	22
10 Year	69/207	34

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 7.88%

Cash and Cash Equivalents and Equities 11.56%

Non-Investment Grade 80.56%

Investment Grade	7.88%
A	0.36%
BBB	7.52%
Non-Investment Grade	80.56%
BB	20.74%
B	41.21%
Below B	18.41%
Non-rated	0.20%
Cash and Cash Equivalents and Equities	11.56%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond Portfolio Characteristics

Average maturity	4.8 years
Effective duration	3.0 years
Weighted average bond rating	BB-

High Income Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9–30–08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 892.40	1.22%	$ 5.77
Class B	$1,000	$ 889.20	2.33%	$10.96
Class C	$1,000	$ 889.90	2.13%	$10.02
Class Y	$1,000	$ 895.70	0.82%	$ 3.89
Based on 5% Return[2]				
Class A	$1,000	$1,018.86	1.22%	$ 6.16
Class B	$1,000	$1,013.32	2.33%	$11.68
Class C	$1,000	$1,014.29	2.13%	$10.68
Class Y	$1,000	$1,020.85	0.82%	$ 4.14

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

High Income Fund *(in thousands)* MARCH 31, 2009 (UNAUDITED)

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.08%		
Pinnacle Entertainment, Inc. (A)	103	$ 725
Movies & Entertainment – 0.03%		
RHI Entertainment, Inc. (A)	165	251
Oil & Gas Equipment & Services – 0.20%		
Dresser-Rand Group Inc. (A)	79	1,746
Oil & Gas Storage & Transportation – 0.24%		
Inergy, L.P.	100	2,192
Railroads – 0.07%		
Kansas City Southern (A)	50	636
Wireless Telecommunication Service – 0.03%		
NII Holdings, Inc. (A)	17	247
TOTAL COMMON STOCKS – 0.65%		**$ 5,797**
(Cost: $12,097)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace – 0.51%		
Esterline Technologies Corporation, 7.750%, 6–15–13	$4,750	4,548
Airlines – 0.35%		
American Airlines, Inc., 7.379%, 5–23–16	1,078	501
Delta Air Lines, Inc.:		
8.954%, 8–10–14	2,659	1,489
8.021%, 8–10–22	2,067	1,096
		3,086
Apparel, Accessories & Luxury Goods – 0.60%		
Oxford Industries, Inc., 8.875%, 6–1–11	1,975	1,442
Perry Ellis International, Inc., 8.875%, 9–15–13	6,750	3,949
		5,391
Automobile Manufacturers – 0.20%		
UCI Holdco, Inc., 9.320%, 12–15–13 (B)(C)	5,149	372
United Auto Group, Inc., 7.750%, 12–15–16	2,750	1,375
		1,747
Automotive Retail – 0.88%		
AutoNation, Inc., 3.094%, 4–15–13 (B)	4,000	3,360
Group 1 Automotive, Inc., 8.250%, 8–15–13	5,875	4,524
		7,884

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Building Products – 1.90%		
AMH Holdings, Inc., 11.250%, 3–1–14	$6,100	$ 1,830
Associated Materials Incorporated, 9.750%, 4–15–12	5,820	4,598
CPG International I Inc., 10.500%, 7–1–13	2,500	1,175
Norcraft Companies, L.P. and Norcraft Finance Corp., 9.750%, 9–1–12	850	671
Norcraft Holdings, L.P. and Norcraft Capital Corp., 9.000%, 11–1–11	6,750	5,737
PIH Acquisition Co., 10.750%, 10–1–13	2,350	306
Ply Gem Industries, Inc., 11.750%, 6–15–13	6,000	2,670
		16,987
Cable & Satellite – 3.08%		
Cablevision Systems Corporation:		
8.334%, 4–1–09 (B)	2,677	2,677
8.000%, 4–15–12	3,000	2,917
CSC Holdings Inc, 8.500%, 6–15–15 (D)	4,900	4,790
CSC Holdings, Inc., 8.625%, 2–15–19 (D)	1,400	1,348
DirecTV Holdings LLC and DirecTV Financing Co., 7.625%, 5–15–16	9,500	9,310
EchoStar DBS Corporation, 7.750%, 5–31–15	7,000	6,440
		27,482
Capital Goods – 0.48%		
RBS Global, Inc. and Rexnord LLC:		
9.500%, 8–1–14	4,175	3,382
8.875%, 9–1–16	1,190	892
		4,274
Casinos & Gaming – 2.16%		
Inn of the Mountain Gods Resort and Casino, 12.000%, 11–15–10	7,350	772
MGM MIRAGE:		
8.500%, 9–15–10	6,650	2,726
7.625%, 1–15–17	4,500	1,597
Pinnacle Entertainment, Inc.:		
8.250%, 3–15–12	13,000	11,375
7.500%, 6–15–15	1,500	930
Pokagon Gaming Authority, 10.375%, 6–15–14 (D)	2,237	1,857
		19,257
Chemicals – 1.53%		
Compass Minerals International, Inc., 12.000%, 6–1–13	3,468	3,590
Nalco Company:		
7.750%, 11–15–11	9,250	9,111
8.875%, 11–15–13	1,000	960
		13,661

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Coal & Consumable Fuels – 0.43%		
Foundation PA Coal Company,		
7.250%, 8–1–14	$4,200	$ 3,811
Construction & Farm Machinery & Heavy Trucks – 0.13%		
Case New Holland Inc.,		
7.125%, 3–1–14	1,560	1,147
Consumer Cyclical – 2.27%		
ELF Special Financing Ltd., Convertible:		
1.670%, 6–15–09 (B)(D)	12,600	12,064
2.670%, 6–15–09 (B)(D)	8,600	8,235
		20,299
Consumer Finance – 2.63%		
ASG Consolidated LLC and ASG Finance, Inc.,		
11.500%, 11–1–11	12,300	10,270
Ford Motor Credit Company:		
9.750%, 9–15–10	3,000	2,468
9.875%, 8–10–11	5,000	3,786
4.010%, 1–13–12 (B)..................	1,650	1,039
Ford Motor Credit Company LLC,		
12.000%, 5–15–15	3,000	2,275
Global Cash Access, L.L.C. and Global Cash Access Finance Corporation,		
8.750%, 3–15–12	4,413	3,619
		23,457
Consumer Products – 1.76%		
Visant Holding Corp.,		
8.750%, 12–1–13	11,750	10,692
Wm. Wrigley Jr. Company,		
4.650%, 7–15–15	5,830	5,043
		15,735
Containers – 1.95%		
BPC Holding Corporation,		
8.875%, 9–15–14	6,225	3,486
Graham Packaging Company, L.P. and GPC Capital Corp. I:		
8.500%, 10–15–12	3,250	2,494
9.875%, 10–15–14	5,100	3,290
Huntsman International LLC,		
7.375%, 1–1–15	1,700	697
Solo Cup Company,		
8.500%, 2–15–14	10,250	7,482
		17,449
Diversified Commercial & Professional Services – 0.44%		
Corrections Corporation of America:		
7.500%, 5–1–11	1,750	1,755
6.750%, 1–31–14	2,300	2,202
		3,957
Diversified Metals & Mining – 0.60%		
Freeport-McMoRan Copper & Gold Inc.:		
7.084%, 4–1–15 (B)..................	4,750	3,907
8.250%, 4–1–15	1,500	1,436
		5,343

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Support Services – 1.19%		
Iron Mountain Incorporated:		
8.625%, 4–1–13	$3,750	$ 3,750
7.750%, 1–15–15	7,000	6,912
		10,662
Electric – 0.76%		
Aquila, Inc.,		
11.875%, 7–1–12	6,500	6,825
Electrical Equipment – 0.47%		
Baldor Electric Company,		
8.625%, 2–15–17	5,350	4,240
Electronic Manufacturing Services – 0.89%		
Tyco Electronics Ltd.,		
6.550%, 10–1–17	10,546	7,982
Environmental & Facilities Services – 2.55%		
Allied Waste Industries, Inc., Convertible,		
4.250%, 4–15–34	13,149	11,834
Allied Waste North America, Inc.:		
7.250%, 3–15–15	3,725	3,520
7.125%, 5–15–16	4,000	3,730
Mueller Water Products, Inc.,		
7.375%, 6–1–17	7,055	3,633
		22,717
Fertilizers & Agricultural Chemicals – 1.19%		
Mosaic Company (The):		
7.375%, 12–1–14 (D)	3,100	3,038
7.625%, 12–1–16 (D)	7,700	7,546
		10,584
Gas Pipe Lines – 0.14%		
El Paso Corporation,		
8.250%, 2–15–16	1,375	1,286
General Merchandise Stores – 1.33%		
Dollar General Corporation:		
10.625%, 7–15–15	8,000	7,980
11.875%, 7–15–17	3,950	3,881
		11,861
Health Care Equipment – 1.12%		
Biomet, Inc.:		
10.000%, 10–15–17	5,600	5,544
10.375%, 10–15–17	3,000	2,391
11.625%, 10–15–17	2,320	2,047
		9,982
Health Care Facilities – 4.62%		
HCA Inc.:		
6.750%, 7–15–13	12,590	9,411
9.250%, 11–15–16	7,325	6,666
9.625%, 11–15–16	5,616	4,479
9.875%, 2–15–17 (D)	1,700	1,606
HealthSouth Corporation:		
8.323%, 6–15–14 (B).................	16,750	14,405
10.750%, 6–15–16	4,750	4,655
		41,222

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities / Supplies – 2.93%		
Bausch & Lomb Incorporated,		
9.875%, 11–1–15 (D)	$1,900	$ 1,511
ReAble Therapeutics Finance LLC and ReAble		
Therapeutics Finance Corporation:		
10.875%, 11–15–14	4,700	3,490
11.750%, 11–15–14	7,000	4,305
Rural/Metro Corporation,		
0.000%, 3–15–16 (E)	6,135	2,331
United Surgical Partners International, Inc.,		
8.875%, 5–1–17	6,000	4,650
US Oncology, Inc.:		
9.000%, 8–15–12	5,250	5,092
10.750%, 8–15–14	5,250	4,830
		26,209
Hotels, Resorts & Cruise Lines – 0.43%		
Gaylord Entertainment Company:		
8.000%, 11–15–13	4,400	2,904
6.750%, 11–15–14	1,500	922
		3,826
Household Products – 0.28%		
Sealy Mattress Company,		
8.250%, 6–15–14	3,375	1,240
Simmons Bedding Company,		
7.875%, 1–15–14 (F)	7,412	1,149
Simmons Company,		
0.000%, 12–15–14 (E)	10,750	108
		2,497
Independent Power Producers & Energy Traders – 0.43%		
Sonat Inc.,		
7.625%, 7–15–11	4,000	3,865
IT Consulting & Other Services – 1.29%		
SunGard Data Systems Inc.:		
9.125%, 8–15–13	4,250	3,698
10.250%, 8–15–15	11,169	7,818
		11,516
Leisure – 0.91%		
Cinemark, Inc.,		
9.750%, 3–15–14	8,625	8,129
Lodging – 1.11%		
Host Marriott, L.P.,		
7.125%, 11–1–13	8,000	6,460
Vail Resorts, Inc.,		
6.750%, 2–15–14	4,000	3,440
		9,900
Movies & Entertainment – 1.16%		
AMC Entertainment Inc.:		
8.000%, 3–1–14	9,300	7,626
11.000%, 2–1–16	3,000	2,730
		10,356
Office Electronics – 0.52%		
Xerox Corporation:		
6.400%, 3–15–16	5,000	3,813
6.750%, 2–1–17	1,075	821
		4,634

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Office Services & Supplies – 1.19%		
Interface, Inc.:		
10.375%, 2–1–10	$5,810	$ 5,578
9.500%, 2–1–14	7,060	5,012
		10,590
Oil & Gas Equipment & Services – 0.26%		
Dresser-Rand Group Inc.,		
7.375%, 11–1–14	2,727	2,345
Oil & Gas Exploration & Production – 2.62%		
Chesapeake Energy Corporation:		
7.625%, 7–15–13	2,350	2,162
9.500%, 2–15–15	3,800	3,695
Denbury Resources Inc.:		
7.500%, 4–1–13	1,750	1,584
7.500%, 12–15–15	3,315	2,884
9.750%, 3–1–16	1,000	965
Newfield Exploration Company:		
7.625%, 3–1–11	2,000	1,975
6.625%, 9–1–14	2,000	1,810
Petrohawk Energy Corporation:		
9.125%, 7–15–13	4,600	4,416
10.500%, 8–1–14 (D)	2,100	2,090
7.875%, 6–1–15 (D)	2,000	1,760
		23,341
Oil & Gas Storage & Transportation – 3.59%		
Copano Energy, L.L.C.,		
8.125%, 3–1–16	4,650	3,929
Inergy, L.P.,		
8.750%, 3–1–15 (D)	8,400	8,106
Inergy, L.P. and Inergy Finance Corp.,		
8.250%, 3–1–16	10,042	9,540
Williams Companies, Inc. (The):		
8.125%, 3–15–12	2,650	2,690
7.625%, 7–15–19	3,000	2,805
8.750%, 1–15–20 (D)	5,000	4,975
		32,045
Packaged Foods & Meats – 1.35%		
Central Garden & Pet Company,		
9.125%, 2–1–13	12,350	9,756
Pinnacle Foods Finance LLC and Pinnacle		
Foods Finance Corp.,		
9.250%, 4–1–15	2,875	2,286
		12,042
Paper Products – 2.29%		
Buckeye Technologies Inc.:		
8.000%, 10–15–10	11,712	11,185
8.500%, 10–1–13	10,550	9,231
		20,416
Pharmaceuticals – 1.14%		
Warner Chilcott Corporation,		
8.750%, 2–1–15	10,575	10,152

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Railroads – 3.52%		
Kansas City Southern de Mexico, S.A. de C.V.:		
7.625%, 12–1–13	$1,650	$ 1,336
7.375%, 6–1–14	5,250	4,148
12.500%, 4–1–16 (D)	8,500	8,054
Kansas City Southern Railway Company (The),		
13.000%, 12–15–13	12,500	12,750
TFM, S.A. de C.V.,		
9.375%, 5–1–12	5,625	5,119
		31,407
Restaurants – 0.94%		
NPC International, Inc.,		
9.500%, 5–1–14	10,790	8,416
Retail Propane Distributers – 0.42%		
Ferrellgas, L.P. and Ferrellgas Finance Corp.,		
6.750%, 5–1–14	4,500	3,780
Retail Stores – 3.85%		
Jostens IH Corp.,		
7.625%, 10–1–12	2,000	1,895
Neiman Marcus Group, Inc. (The),		
9.000%, 10–15–15	850	273
Pantry, Inc. (The),		
7.750%, 2–15–14	10,390	8,104
Sally Holdings LLC and Sally Capital Inc.:		
9.250%, 11–15–14	8,000	7,580
10.500%, 11–15–16	4,335	3,793
Sonic Automotive, Inc.,		
8.625%, 8–15–13	8,000	2,360
Stater Bros. Holdings Inc.,		
8.125%, 6–15–12	10,503	10,346
		34,351
Secondary Oil & Gas Producers – 1.17%		
EXCO Resources, Inc.,		
7.250%, 1–15–11	7,900	6,123
Forest Oil Corporation:		
8.500%, 2–15–14 (D)	1,350	1,252
7.750%, 5–1–14	3,500	3,106
		10,481
Semiconductors – 0.10%		
Freescale Semiconductor, Inc.:		
9.125%, 12–15–14	5,500	413
10.125%, 12–15–16	2,901	522
		935
Service – Other – 6.07%		
Allied Waste Industries, Inc.,		
6.500%, 11–15–10	4,250	4,229
Allied Waste North America, Inc.,		
6.875%, 6–1–17	1,500	1,365
Carriage Services, Inc.,		
7.875%, 1–15–15	2,600	2,132
Education Management LLC and Education Management Finance Corp.:		
8.750%, 6–1–14	15,015	14,189
10.250%, 6–1–16	1,250	1,169
Expedia, Inc.,		
8.500%, 7–1–16 (D)	4,150	3,527

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Service – Other (Continued)		
KAR Holdings, Inc.:		
5.170%, 5–1–14 (B)	$2,050	$ 963
8.750%, 5–1–14	9,750	5,168
Laureate Education, Inc.:		
10.000%, 8–15–15 (D)	4,100	2,767
11.000%, 8–15–15 (C)(D)	3,525	2,048
11.750%, 8–15–17 (D)	1,625	975
Reddy Ice Holdings, Inc.,		
10.500%, 11–1–12	5,875	2,820
Tube City IMS Corporation,		
9.750%, 2–1–15	2,450	374
West Corporation:		
9.500%, 10–15–14	10,325	7,189
11.000%, 10–15–16	8,000	5,320
		54,235
Specialized REITs – 0.17%		
Host Hotels & Resorts, L.P.,		
6.875%, 11–1–14	2,000	1,540
Steel – 0.21%		
Metals USA, Inc.,		
11.125%, 12–1–15	3,100	1,860
Technology – 1.48%		
L–3 Communications Corporation,		
6.125%, 1–15–14	3,050	2,882
NXP B.V. and NXP Funding LLC:		
7.875%, 10–15–14	2,275	529
9.500%, 10–15–15	2,500	275
Seagate Technology HDD Holdings,		
6.800%, 10–1–16	2,700	1,566
Xerox Capital Trust I,		
8.000%, 2–1–27	11,250	7,931
		13,183
Utilities – 3.88%		
AES Corporation (The),		
9.750%, 4–15–16 (G)	11,000	10,340
Dynegy Holdings Inc.,		
8.375%, 5–1–16	6,000	4,065
Mirant Americas Generation, Inc.,		
8.300%, 5–1–11	6,800	6,596
Mirant North America, LLC and MNA Finance Corp.,		
7.375%, 12–31–13	5,600	5,068
Qwest Corporation,		
8.875%, 3–15–12	5,000	4,938
Texas Competitive Electric Holdings Company LLC and TCEH Finance, Inc.,		
10.250%, 11–1–15	7,250	3,625
		34,632
Wireless Telecommunication Service – 2.58%		
Cricket Communications, Inc.,		
9.375%, 11–1–14	2,000	1,905
MetroPCS Communications, Inc.:		
9.250%, 11–1–14 (D)	1,500	1,447
9.250%, 11–1–14	5,175	5,020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
Nextel Communications, Inc.,		
5.950%, 3–15–14	$1,500	$ 833
Nextel Communications, Inc., Convertible,		
5.250%, 1–15–10	4,550	4,436
NII Holdings, Inc., Convertible,		
3.125%, 6–15–12	2,550	1,791
Sprint Capital Corporation:		
6.375%, 5–1–09	4,500	4,500
7.625%, 1–30–11	3,375	3,122
		23,054
TOTAL CORPORATE DEBT SECURITIES – 82.05%		**$732,613**
(Cost: $898,046)		
SENIOR LOANS		
Casinos & Gaming – 0.41%		
Las Vegas Sands, LLC:		
2.270%, 5–23–14 (B)	5,792	3,066
2.270%, 5–23–14 (B)	1,170	620
		3,686
Consumer Finance – 0.29%		
Venetian Macau Limited:		
2.770%, 5–25–13 (B)	3,268	2,110
2.770%, 5–25–13 (B)	732	473
		2,583
Consumer Products – 1.50%		
Wm. Wrigley Jr. Company,		
6.500%, 7–17–14 (B)	13,500	13,360
Containers – 0.11%		
Huntsman International LLC,		
2.268%, 4–19–14 (B)	1,485	968
Health Care Facilities – 1.48%		
CHS/Community Health Systems, Inc.:		
2.768%, 7–25–14 (B)	582	502
2.768%, 7–25–14 (B)	347	299
3.506%, 7–25–14 (B)	6,034	5,203
HCA Inc.,		
3.470%, 11–18–13 (B)	3,892	3,294
HealthSouth Corporation:		
3.020%, 3–10–13 (B)	81	72
3.050%, 3–10–13 (B)	4,318	3,798
		13,168
Paper Products – 0.43%		
NewPage Corporation:		
4.313%, 12–21–14 (B)	1,634	1,080
5.000%, 12–21–14 (B)	4,102	2,801
6.000%, 12–21–14 (B)	15	10
		3,891
Service – Other – 1.74%		
Education Management LLC,		
3.000%, 6–1–13 (B)	13,093	11,173
iPayment Inc.,		
3.232%, 5–10–13 (B)	3,681	1,877
Kar Holdings Inc.,		
3.470%, 4–20–13 (B)	3,500	2,476
		15,526

SENIOR LOANS (Continued)	Principal	Value
Technology – 0.07%		
Palm Inc.,		
4.020%, 4–24–14 (B)	$1,300	$ 624
Utilities – 0.36%		
Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC:		
4.018%, 10–10–14 (B)	30	20
4.018%, 10–10–14 (B)	20	13
4.033%, 10–10–14 (B)	4,899	3,221
		3,254
TOTAL SENIOR LOANS – 6.39%		**$ 57,060**
(Cost: $62,757)		
SHORT-TERM SECURITIES		
Commercial Paper – 10.47%		
Bemis Company, Inc.:		
0.250%, 4–1–09	6,500	6,500
0.800%, 4–16–09	8,000	7,997
CVS Caremark Corporation,		
0.550%, 4–1–09	6,122	6,122
Diageo Capital plc (Diageo plc),		
1.000%, 4–29–09	10,000	9,992
General Mills, Inc.,		
0.680%, 4–14–09	5,000	4,999
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.):		
1.500%, 4–7–09	6,000	5,999
1.350%, 4–9–09	10,000	9,997
1.650%, 4–22–09	5,000	4,995
1.150%, 4–23–09	8,000	7,994
Kraft Foods Inc.:		
0.350%, 4–1–09	7,500	7,500
0.530%, 4–23–09	8,575	8,572
0.700%, 4–28–09	6,000	5,997
McCormick & Co. Inc.,		
0.400%, 4–1–09	1,663	1,663
Roche Holdings, Inc.,		
0.220%, 4–1–09	5,000	5,000
Sonoco Products Co.,		
0.550%, 4–1–09	110	110
		93,437
Master Note – 0.36%		
Toyota Motor Credit Corporation,		
1.271%, 4–1–09 (B)	3,255	3,255
TOTAL SHORT-TERM SECURITIES – 10.83%		**$ 96,692**
(Cost: $96,692)		
TOTAL INVESTMENT SECURITIES – 99.92%		**$892,162**
(Cost: $1,069,592)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.08%		**729**
NET ASSETS – 100.00%		**$892,891**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(C) Payment in kind bonds.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $78,996 or 8.85% of net assets.

(E) Securities do not bear interest for an initial period of time and subsequently become interest bearing.

(F) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2009, the total value of these securities amounted to $10,340 or 1.16% of net assets.

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$1,069,615
Gross unrealized appreciation	7,002
Gross unrealized depreciation	(184,455)
Net unrealized depreciation	$ (177,453)

See Accompanying Notes to Financial Statements.

Municipal Bond Fund

Asset Allocation



Bonds 98.17%

Cash and Cash Equivalents 1.83%

Bonds	98.17%
Municipal Bonds	98.17%
Cash and Cash Equivalents	**1.83%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	23/240	10
3 Year	12/214	6
5 Year	18/205	9
10 Year	57/157	37

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 96.23%

Non-Investment Grade 1.94%

Cash and Cash Equivalents 1.83%

Investment Grade	96.23%
AAA	28.99%
AA	34.85%
A	21.37%
BBB	11.02%
Non-Investment Grade	**1.94%**
BB	1.76%
Below B	0.18%
Cash and Cash Equivalents	**1.83%**

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Bond Portfolio Characteristics

Average maturity	12.3 years
Effective duration	7.6 years
Weighted average bond rating	A+

For the Six Months Ended March 31, 2009	Beginning Account Value 9–30–08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,044.00	0.93%	$4.70
Class B	$1,000	$1,039.30	1.90%	$9.69
Class C	$1,000	$1,039.50	1.82%	$9.28
Class Y**	$1,000	$1,045.10	0.83%	$4.19
Based on 5% Return[2]				
Class A	$1,000	$1,020.29	0.93%	$4.65
Class B	$1,000	$1,015.47	1.90%	$9.57
Class C	$1,000	$1,015.85	1.82%	$9.17
Class Y**	$1,000	$1,020.81	0.83%	$4.14

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Municipal Bond Fund *(in thousands)* MARCH 31, 2009 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 0.49%		
The Public Education Building Authority of the City of Tuscaloosa, Student Housing Revenue Bonds (Ridgecrest Student Housing, LLC University of Alabama Ridgecrest Residential Project), Series 2008, 6.750%, 7–1–33	$2,500	$ 2,718
Arizona – 2.46%		
Arizona Health Facilities Authority, Hospital Revenue Bonds (John C. Lincoln Health Network), Series 2000, 6.875%, 12–1–20	2,500	2,766
Arizona Health Facilities Authority, Hospital Revenue Bonds (Phoenix Children's Hospital), Series 2007C, 1.570%, 2–1–42 (A)	2,375	1,829
Certificates of Participation, Series 2002A, Evidencing Proportionate Interests of the Owners Thereof in Lease Payments to be Made By the State of Arizona (Acting By and Through the Director of the Department of Administration), as Lessee for Certain Real and Personal Property, 5.500%, 5–1–13	1,000	1,071
Certificates of Participation (Arizona State University Projects), Series 2002, Evidencing the Proportionate Interests of the Owners Thereof in Lease Payments to be Made Pursuant to a Lease-Purchase Agreement by the Arizona Board of Regents, as Lessee for the Benefit of Arizona State University, 5.375%, 7–1–13	1,000	1,100
The Industrial Development Authority of the County of Mohave, Tax Exempt Correctional Facilities Contract Revenue Bonds (Mohave Prison, LLC Expansion Project), Series 2008, 8.000%, 5–1–25	2,500	2,632
City of Phoenix Civic Improvement Corporation, Senior Lien Airport Revenue Bonds, Series 2002B, 5.750%, 7–1–14	2,000	2,077
Rio Nuevo Multipurpose Facilities District (City of Tucson, Arizona) Subordinate Lien Excise Tax Revenue Bonds, Series 2008, 6.625%, 7–15–25	2,000	2,171
		13,646
Arkansas – 0.13%		
Arkansas Development Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2003 Series D, 5.300%, 7–1–24	745	725
California – 13.11%		
California Pollution Control Financing Authority, Solid Waste Disposal Revenue Bonds (Republic Services, Inc. Project) Series 2002B, 5.250%, 6–1–23	2,500	2,198
California Pollution Control Financing Authority, Variable Rate Demand Solid Waste Disposal Refunding Revenue Bonds (Waste Management, Inc. Project), Series 2002A, 5.000%, 1–1–22	1,500	1,168
California Rural Home Mortgage Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series B, Class 5, 6.350%, 12–1–29	30	30
State of California, General Obligation Bonds, 6.000%, 2–1–15	3,000	3,320
State of California, Various Purpose General Obligation Bonds:		
5.250%, 2–1–19	5,000	5,081
5.250%, 2–1–19	2,000	2,032
5.250%, 11–1–21	1,000	1,006
5.000%, 2–1–22	7,000	6,818
5.500%, 4–1–28	2,535	2,956
5.500%, 4–1–28	325	380
5.500%, 4–1–28	135	157
5.500%, 4–1–28	5	5
5.750%, 4–1–31(B)	5,000	4,922
State of California, Department of Water Resources, Central Valley Project, Water System Revenue Bonds, Series X:		
5.500%, 12–1–16	990	1,161
5.500%, 12–1–16	10	12

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
California Statewide Communities Development Authority, Hospital Revenue Certificates of Participation, Cedars-Sinai Medical Center, Series 1992,		
6.500%, 8–1–12	$2,850	$ 2,984
Delta Counties Home Mortgage Finance Authority (California), Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series A,		
5.200%, 12–1–14	35	35
Foothill/Eastern Transportation Corridor Agency, Toll Road Refunding Revenue Bonds, Series 1999, Capital Appreciation Bonds,		
0.000%, 1–15–17	7,500	4,055
Fremont Unified School District, Alameda County, California, Election of 2002 General Obligation Bonds, Series A,		
5.375%, 8–1–18	2,035	2,171
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003A–1,		
6.750%, 6–1–39	4,800	5,643
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, Series 2003B,		
5.375%, 6–1–28	2,000	2,102
Long Beach Bond Finance Authority, Tax Allocation Revenue Bonds (Downtown, North Long Beach, Poly High and West Beach Redevelopment Project Areas), 2002 Series A,		
5.375%, 8–1–15	920	921
Department of Water and Power of the City of Los Angeles, Power System Revenue Bonds, 2003 Series B,		
5.125%, 7–1–19	2,000	2,126
The Metropolitan Water District of Southern California, Water Revenue Bonds, 2003 Authorization, Series B–2,		
5.000%, 10–1–27	5,000	5,062
City of Oceanside, 2003 Certificates of Participation (1993 Series A Refunding), City of Oceanside, Pursuant to a Lease with the Oceanside Public Financing Authority,		
5.000%, 4–1–10	1,140	1,183
Palomar Pomerado Health, General Obligation Bonds, Election of 2004, Series 2009A:		
0.000%, 8–1–31	3,315	721
0.000%, 8–1–32	5,000	1,005
0.000%, 8–1–33	5,000	931
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A:		
5.500%, 8–1–29	3,755	4,418
5.500%, 8–1–29	45	47
Sacramento Area Flood Control Agency, Consolidated Capital Assessment District Bonds, Series 2008,		
5.500%, 10–1–28	500	521
San Mateo Union High School District (San Mateo County, California), Election of 2000 General Obligation Bonds, Series B Capital Appreciation Bonds,		
0.000%, 9–1–11	1,000	951
Southern California Public Power Authority, Multiple Project Revenue Bonds, 1989 Series,		
6.750%, 7–1–12	3,455	3,904
Southern California Public Power Authority, Transmission Project Revenue Bonds, 2008 Subordinate Series B (Southern Transmission Project),		
6.000%, 7–1–27	1,000	1,063
The Regents of the University of California, Hospital Revenue Bonds (UCLA Medical Center), Series 2004 B,		
5.500%, 5–15–20	1,500	1,521
		72,610
Colorado – 1.85%		
Joint School District No. 28J, Adams and Arapahoe Counties, Colorado, General Obligation Bonds, Series 2008,		
6.000%, 12–1–28	2,500	2,678
Colorado Educational and Cultural Facilities Authority, Charter School Revenue Bonds (The Classical Academy Project), Series 2008A:		
6.750%, 12–1–23	1,895	1,847
7.400%, 12–1–38	1,000	984
Colorado Housing and Finance Authority, Single Family Program Senior and Subordinate Bonds, 2001 Series A–2 Senior Bonds,		
6.500%, 8–1–31	320	331
Colorado Housing and Finance Authority, Single Family Mortgage Class I Bonds, 2009 Series A,		
5.500%, 11–1–29 (B)	1,250	1,257

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
State of Colorado, Higher Education Capital Construction, Lease Purchase Financing Program, Certificates of Participation, Series 2008,		
5.500%, 11–1–27	$1,000	$ 1,033
Highlands Ranch Metropolitan District No. 3, Douglas County, Colorado, General Obligation Bonds, Series 1999,		
5.300%, 12–1–19	1,000	1,031
City of Lafayette, Colorado, Acting By and Through its Water Fund Enterprise, Water Revenue Bonds, Series 2003A,		
5.250%, 12–1–20	1,010	1,070
		10,231
Connecticut – 1.13%		
Capital City Economic Development Authority, Parking and Energy Fee Revenue Bonds 2008 Series D,		
5.750%, 6–15–34	2,500	2,579
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A,		
5.500%, 1–1–14	3,955	3,660
		6,239
District Of Columbia – 0.37%		
Metropolitan Washington Airports Authority, Airport System Revenue Bonds, Series 2002A,		
5.500%, 10–1–10	2,000	2,042
Florida – 6.75%		
Broward County, Florida, Passenger Facility Charge/Airport System Revenue Convertible Lien Bonds, Airport System Revenue Bonds, Series 2001J–1,		
5.750%, 10–1–18	2,870	2,817
City of Coral Gables (Florida), Health Facilities Authority, Hospital Revenue Bonds (Baptist Health South Florida Obligated Group), Series 2004,		
5.250%, 8–15–24	5,000	5,771
Greater Orlando Aviation Authority, Airport Facilities Revenue Bonds, Series 2002B,		
5.500%, 10–1–17	2,000	1,992
Halifax Hospital Medical Center (Daytona Beach, Florida), Hospital Revenue Refunding and Improvement Bonds, Series 2006A,		
5.250%, 6–1–26	3,000	2,457
Hillsborough County Aviation Authority, Florida, Tampa International Airport, Revenue Bonds, 2003 Series B,		
5.000%, 10–1–20	2,000	1,902
Hillsborough County Industrial Development Authority, Industrial Development Revenue Bonds, Health Facilities Projects, Series 2008 A (University Community Hospital),		
5.625%, 8–15–29	2,000	1,494
Housing Finance Authority of Lee County, Florida, Single Family Mortgage Revenue Bonds, Series 1999A, Subseries 2,		
5.000%, 9–1–30	185	186
Miami-Dade County, Florida, General Obligation Bonds (Building Better Communities Program), Series 2008B,		
6.250%, 7–1–26	2,500	2,690
Miami-Dade County, Florida, Aviation Revenue Bonds, Series 2002, Miami International Airport (Hub of the Americas),		
5.750%, 10–1–16	2,000	2,031
Miami-Dade County, Florida, Water and Sewer System Revenue Refunding Bonds, Series 2008B,		
5.250%, 10–1–22	5,000	5,211
Miami-Dade County, Florida, Water and Sewer System Revenue Refunding Bonds, Series 2008C,		
6.000%, 10–1–23	2,500	2,808
The City of Miami, Florida, Limited Ad Valorem Tax Bonds, Series 2002 (Homeland Defense/Neighborhood Capital Improvement Projects),		
0.000%, 1–1–10	1,600	1,574
The City of Miami, Florida, Special Obligation Non-Ad Valorem Revenue Refunding Bonds, Series 2002A,		
5.500%, 9–1–13	2,460	2,671
The School Board of Palm Beach County, Florida, Certificates of Participation, Series 2002A,		
5.375%, 8–1–13	1,000	1,086
City of Port St. Lucie, Florida, Special Assessment Refunding Bonds, Series 2008A (City Center Special Assessment District),		
6.500%, 7–1–35	2,500	2,685
		37,375

MUNICIPAL BONDS (Continued)

	Principal	Value
Georgia – 2.53%		
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003,		
5.250%, 4–1–20	$3,000	$ 3,161
Municipal Electric Authority of Georgia, Project One Special Obligation Bonds, Fifth Crossover Series:		
6.400%, 1–1–13	6,925	7,558
6.400%, 1–1–13	860	961
6.400%, 1–1–13	75	82
Municipal Electric Authority of Georgia, Project One Subordinated Bonds, Series 2008D,		
6.000%, 1–1–23	2,100	2,249
		14,011
Guam – 0.57%		
Guam International Airport Authority, General Revenue Bonds, 2003 Series C,		
5.375%, 10–1–20	3,305	3,163
Hawaii – 0.91%		
State of Hawaii, Airports System Revenue Bonds, Refunding Series 2001,		
5.750%, 7–1–15	5,000	5,034
Idaho – 0.37%		
Idaho Health Facilities Authority, Revenue Bonds, Series 2008A (St. Luke's Health System Project),		
6.750%, 11–1–37	2,000	2,055
Illinois – 2.84%		
City of Belleville, Illinois, Tax Increment Refunding Revenue Bonds (Frank Scott Parkway Redevelopment Project), Series 2007A,		
5.700%, 5–1–36	1,500	1,026
School District Number 116, Champaign County, Illinois (Urbana), General Obligation School Building Bonds, Series 1999C,		
0.000%, 1–1–12	1,695	1,505
City of Chicago, Collateralized Single Family Mortgage Revenue Bonds, Series 2002C,		
5.600%, 10–1–34	1,180	1,178
Illinois Finance Authority, Revenue Bonds, The University of Chicago, Series 2008B,		
5.750%, 7–1–33	2,500	2,654
Illinois Finance Authority, Revenue Bonds, Series 2009A (Rush University Medical Center Obligated Group),		
7.250%, 11–1–30	2,500	2,565
Village of Maywood, General Obligation Corporate Purpose Bonds, Series 2001C,		
5.500%, 1–1–21	1,300	1,400
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001,		
6.350%, 12–15–24	1,000	826
Regional Transportation Authority, Cook, DuPage, Kane, Lake, McHenry and Will Counties, Illinois, General Obligation Bonds, Series 2002A,		
6.000%, 7–1–24	3,080	3,556
Community College District No. 525, Counties of Will, Grundy, Livingston, Cook, Kendall, LaSalle and Kankakee and State of Illinois (Joliet Junior College), General Obligation Bonds (Alternate Revenue Source), Series 2008,		
5.750%, 6–1–28	1,000	1,048
		15,758
Indiana – 3.62%		
Indiana Health and Educational Facility Financing Authority, Hospital Revenue Bonds, Series 2007 (Community Foundation of Northwest Indiana Obligated Group),		
5.500%, 3–1–37	1,500	1,125
Indiana State Office Building Commission, Capitol Complex Revenue Bonds, Series 1990A (Senate Avenue Parking Facility),		
7.400%, 7–1–15	4,775	5,779
Indiana State Office Building Commission, Capitol Complex Revenue Bonds, Series 1990B (State Office Building I Facility),		
7.400%, 7–1–15	8,000	9,682
City of Rockport, Indiana, Pollution Control Revenue Refunding Bonds (AEP Generating Company Project), Series 1995 B,		
4.150%, 7–1–25	3,500	3,453
		20,039

MUNICIPAL BONDS (Continued)

	Principal	Value
Iowa – 0.66%		
City of Altoona, Iowa, Annual Appropriation Urban Renewal Tax Increment Revenue Bonds, Series 2008,		
5.750%, 6–1–31	$1,000	$ 869
Iowa Finance Authority, Iowa State Revolving Fund Revenue Bonds, Series 2008,		
6.000%, 8–1–27	2,500	2,805
		3,674
Kansas – 1.81%		
City of Olathe, Kansas, Special Obligation Tax Increment Revenue Bonds (West Village Center Project), Series 2007,		
5.450%, 9–1–22	1,000	727
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2001 Series A–1,		
6.300%, 12–1–32	355	365
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2002 Series A–5,		
5.550%, 12–1–33	2,000	2,033
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2002 Series B–4,		
5.900%, 12–1–34	1,350	1,361
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2003 Series A–2,		
5.650%, 6–1–35	1,565	1,564
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2004 Series A–4,		
5.625%, 6–1–36	735	740
Unified Government of Wyandotte County/Kansas City, Kansas, Tax-Exempt Sales Tax Special Obligation Revenue Refunding Bonds (Redevelopment Project Area B), 2nd Lien Series 2005 ("2nd Lien 2005 Turbo Bonds"),		
5.000%, 12–1–20	3,000	2,626
Unified Government of Wyandotte County/Kansas City, Kansas, Transportation Development District Sales Tax Revenue Bonds (NFM-Cabela's Project), Series 2006,		
5.000%, 12–1–27	850	632
		10,048
Kentucky – 0.37%		
Kenton County (Kentucky) Airport Board, Cincinnati/Northern Kentucky International Airport, Revenue Refunding Bonds, Series 2002A,		
5.625%, 3–1–14	2,000	2,058
Louisiana – 0.46%		
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue Bonds (Shreveport Airport Cargo Facility Project), Series 2008C,		
7.000%, 1–1–33	1,000	1,016
New Orleans Aviation Board, Revenue Refunding Bonds (Restructuring GARBs), Series 2009 A–1,		
6.000%, 1–1–23	1,500	1,526
		2,542
Maryland – 0.35%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/Washington International Airport Projects (Qualified Airport Bonds),		
5.375%, 3–1–15	1,905	1,950
Massachusetts – 0.51%		
The Commonwealth of Massachusetts, General Obligation Bonds, Consolidated Loan of 2003, Series D,		
5.250%, 10–1–21	2,500	2,825
Michigan – 2.12%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1),		
5.250%, 4–1–23	3,220	2,669
Board of Regents of Eastern Michigan University, General Revenue Refunding Bonds, Series 2002A,		
5.800%, 6–1–13	1,530	1,766
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.625%, 9–1–10	85	83

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
Board of Trustees of Grand Valley, State University, General Revenue Bonds, Series 2009,		
5.750%, 12–1–34	$1,000	$ 983
State Building Authority, State of Michigan, 2008 Revenue and Revenue Refunding Bonds, Series I (Facilities Program),		
6.000%, 10–15–38	2,000	2,057
City of Royal Oak Hospital Finance Authority, Hospital Revenue and Refunding Bonds (William Beaumont Hospital Obligated Group), Series 2009V,		
8.000%, 9–1–29	3,950	4,196
		11,754
Minnesota – 2.65%		
City of Minneapolis, Health Care System Revenue Bonds, Series 2008A (Fairview Health Services),		
6.750%, 11–15–32	1,000	1,029
Minneapolis-St. Paul Metropolitan Airports Commission, Airport Revenue Bonds, Series 2001B:		
5.750%, 1–1–13	2,345	2,406
5.750%, 1–1–15	5,000	5,052
City of Rochester, Minnesota, Health Care Facilities Revenue Bonds (Mayo Foundation/Mayo Medical Center), Series 1992D,		
6.150%, 11–15–09	4,500	4,641
Housing and Redevelopment Authority of the City of Saint Paul, Minnesota, Health Care Facility Revenue Bonds, Series 2006 (Healthpartners Obligated Group Project),		
5.250%, 5–15–36	2,000	1,528
		14,656
Mississippi – 0.73%		
Mississippi Higher Education Assistance Corporation, Student Loan Revenue Bonds, Subordinate Series1996-C:		
6.700%, 9–1–12	1,470	1,440
6.750%, 9–1–14	2,750	2,633
		4,073
Missouri – 4.61%		
City of Belton, Missouri, Certificates of Participation, Series 2008,		
5.125%, 3–1–25	1,000	981
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004,		
6.250%, 3–1–24	2,265	1,668
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A:		
5.500%, 10–1–31	705	398
5.550%, 10–1–36	190	103
Jackson County, Missouri, Tax Exempt Special Obligation Refunding & Improvement Bonds (Truman Medical Center Project), Series 2001A,		
5.500%, 12–1–12	2,000	2,182
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project):		
5.375%, 3–1–10	510	508
5.900%, 3–1–24	2,300	1,899
Health and Educational Facilities Authority of the State of Missouri, Health Facilities Revenue Bonds, Barnes-Jewish, Inc./Christian Health Services, Series 1993A,		
6.000%, 5–15–11	3,000	3,184
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence, Missouri, Eastland Center Project, Phase II), Series 2002B,		
6.000%, 4–1–21	1,250	1,250
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Events Center Project), Series 2009A,		
6.625%, 4–1–33	2,000	2,014
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2005 Series D,		
6.000%, 3–1–36	3,885	3,967
State Environmental Improvement and Energy Resources Authority (State of Missouri), Water Pollution Control Revenue Refunding Bonds (State Revolving Fund Program – Master Trust), Series 2001B,		
5.500%, 7–1–10	1,500	1,573
Northwest Missouri State University, Housing System Revenue Bonds, Series 2003,		
5.500%, 6–1–19	2,650	2,831

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The City of St. Louis, Missouri, Airport Revenue Refunding Bonds, Series 2003A (Lambert-St. Louis International Airport),		
5.250%, 7–1–18	$1,000	$ 1,019
The Board of Education of the City of St. Louis, General Obligation Refunding Bonds (Missouri Direct Deposit Program), Capital Appreciation Bonds, Series 2002B,		
0.000%, 4–1–10	2,000	1,974
		25,551
Nevada – 1.95%		
Las Vegas Convention and Visitors Authority, Nevada, Revenue Bonds, Series 1999,		
6.000%, 7–1–14	1,385	1,417
City of Las Vegas Redevelopment Agency, Nevada, Tax Increment Revenue Bonds, Series 2009A,		
8.000%, 6–15–30	3,000	3,008
Nevada Housing Division, Single Family Mortgage Bonds, 1998 Series A–1 Mezzanine Bonds,		
5.350%, 4–1–16	190	189
Overton Power District No. 5 (Nevada), Special Obligation Revenue Bonds, Series 2008,		
8.000%, 12–1–25	1,715	1,886
Truckee Meadows Water Authority, Nevada Water Revenue Refunding Bonds, Series 2007,		
4.500%, 7–1–30	5,000	4,302
		10,802
New Hampshire – 0.69%		
New Hampshire Health and Education Facilities Authority, Hospital Revenue Bonds, Catholic Medical Center Issue, Series 2002A:		
6.125%, 7–1–32	1,755	2,033
6.125%, 7–1–32	245	196
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue Bonds, 2006 Series A,		
5.650%, 1–1–36	1,615	1,600
		3,829
New Jersey – 1.46%		
Casino Reinvestment Development Authority, Hotel Room Fee Revenue Bonds, Series 2004,		
5.250%, 1–1–23	1,350	1,003
County of Hudson, New Jersey, Refunding Certificates of Participation, Series 2002,		
6.000%, 12–1–10	2,110	2,259
New Jersey Economic Development Authority, School Facilities Construction Bonds, 2004 Series I,		
5.250%, 9–1–24	2,250	2,600
The City of Newark in the County of Essex, New Jersey, General Obligation School Purpose Refunding Bonds, Series 2002,		
5.375%, 12–15–13	2,000	2,232
		8,094
New Mexico – 1.75%		
City of Albuquerque, New Mexico, Airport Refunding Revenue Bonds, Series 2001,		
5.375%, 7–1–15	3,365	3,430
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2006 Series D,		
6.000%, 1–1–37	2,040	2,030
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2008 Series D–2,		
5.250%, 7–1–30	3,000	3,112
San Juan County, New Mexico, Gross Receipts Tax Revenue Bonds, Subordinate Series 2001B,		
5.750%, 9–15–21	1,000	1,126
		9,698
New York – 8.74%		
Long Island Power Authority, Electric System General Revenue Bonds, Series 2009A,		
6.250%, 4–1–33	1,000	1,060
The City of New York, General Obligation Bonds, Fiscal 2002 Series C,		
5.500%, 3–15–15	2,000	2,247
The City of New York, General Obligation Bonds, Fiscal 2003 Series A,		
5.750%, 8–1–14	2,000	2,160
The City of New York, General Obligation Bonds, Fiscal 2003 Series J,		
5.500%, 6–1–19	3,990	4,188
The City of New York, General Obligation Bonds, Fiscal 2004 Series D,		
5.250%, 10–15–21	6,110	6,258

MUNICIPAL BONDS (Continued)

	Principal	Value
New York (Continued)		
New York City Transitional Finance Authority, Future Tax Secured Refunding Bonds, Fiscal 2003, Series A:		
5.250%, 11–1–10	$1,000	$ 1,059
5.500%, 11–1–26	5,000	5,292
New York City Transitional Finance Authority, Future Tax Secured Refunding Bonds, Fiscal 2003, Series D,		
5.250%, 2–1–19	3,000	3,162
New York City Industrial Development Agency, Pilot Revenue Bonds, Series 2009A (Yankee Stadium Project):		
0.000%, 3–1–25	2,675	992
0.000%, 3–1–26	2,685	921
0.000%, 3–1–27	2,500	791
Dormitory Authority of the State of New York, Third General Resolution Revenue Bonds (State University Educational Facilities Issue), Series 2002B,		
5.250%, 11–15–23	2,350	2,482
Dormitory Authority of the State of New York, City University System, Consolidated Fourth General Resolution Revenue Bonds, 2001 Series A,		
5.500%, 7–1–17	2,000	2,203
Dormitory Authority of the State of New York, State University Educational Facilities, Revenue Bonds, Series 1990B:		
7.500%, 5–15–11	650	674
7.500%, 5–15–11	590	658
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Sixth Series,		
5.500%, 11–15–13	2,000	2,146
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Seventh Series,		
5.500%, 12–15–14	3,000	3,206
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Fifty-Second Series,		
5.750%, 11–1–30	4,115	4,147
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999A (The Southampton Hospital Association Civic Facility),		
7.250%, 1–1–20	940	857
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999B (The Southampton Hospital Association Civic Facility),		
7.625%, 1–1–30	2,220	1,895
Tobacco Settlement Financing Corporation (State of New York), Asset-Backed Revenue Bonds, Series 2003B–1C (State Contingency Contract Secured),		
5.500%, 6–1–21	2,000	2,018
		48,416
North Carolina – 1.92%		
County of Cumberland, North Carolina, Hospital Facility Revenue Bonds (Cumberland County Hospital System, Inc.), Series 1999,		
5.250%, 10–1–11	1,200	1,236
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Refunding Series 2003 C,		
5.500%, 1–1–14	3,000	3,146
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Series 2008C,		
6.750%, 1–1–24	1,000	1,091
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue Bonds, Series 2003A,		
5.250%, 1–1–19	2,500	2,584
North Carolina Medical Care Commission, Health Care Facilities Revenue Refunding Bonds (University Health Systems of Eastern Carolina), Series 2008E–2 Bonds,		
6.000%, 12–1–36	2,500	2,562
		10,619
Ohio – 3.36%		
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds, Series 2007A–2,		
5.750%, 6–1–34	2,000	1,154
County of Cuyahoga, Ohio, Revenue Bonds, Series 2003A (Cleveland Clinic Health System Obligated Group),		
6.000%, 1–1–21	1,000	1,048
Greene County Port Authority, Adult Service Facility Revenue Bonds, Series 2009 (Greene, Inc. Project),		
7.500%, 12–1–33 (B)	1,000	1,003
Hamilton County, Ohio, Sewer System Improvement Revenue Bonds, 2005 Series B (The Metropolitan Sewer District of Greater Cincinnati),		
5.000%, 12–1–30	3,850	3,876
County of Lorain, Ohio, Hospital Facilities Revenue Refunding and Improvement Bonds, Series 2001A (Catholic Healthcare Partners),		
5.625%, 10–1–17	1,000	1,033

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio (Continued)		
Ohio Housing Finance Agency, Residential Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2006 Series E,		
5.375%, 3–1–37	$4,000	$ 3,980
Ohio Air Quality Development Authority, State of Ohio, Air Quality Revenue Bonds (Ohio Power Company Project), Series 2008A,		
7.125%, 6–1–41	2,500	2,506
State of Ohio, Hospital Revenue Bonds, Series 2008A (Cleveland Clinic Health System Obligated Group),		
5.250%, 1–1–33	2,000	1,954
Ohio Housing Finance Agency, Residential Mortgage Revenue Bonds, 2008 Series J (Mortgage-Backed Securities Program),		
6.200%, 9–1–33	2,000	2,076
		18,630
Oklahoma – 0.73%		
Cleveland County Justice Authority, Sales Tax Revenue Bonds (Cleveland County Detention Facility Project) Series 2009B,		
5.750%, 3–1–29	1,500	1,479
Oklahoma City Airport Trust, Junior Lien Tax-Exempt Bonds, Twenty-Seventh Series B,		
5.750%, 7–1–16	1,490	1,504
Oklahoma Municipal Power Authority, Power Supply System Revenue Bonds, Series 2008A,		
5.875%, 1–1–28	1,000	1,048
		4,031
Oregon – 0.09%		
State of Oregon, Housing and Community Services Department, Mortgage Revenue Bonds (Single-Family Mortgage Program), 1996 Series D,		
6.375%, 7–1–27	505	506
Pennsylvania – 3.95%		
The Harrisburg Authority (Dauphin County, Pennsylvania), School Revenue Bonds, Series A of 2002 (The School District of the City of Harrisburg Refunding Project),		
5.000%, 4–1–10	1,010	1,038
Pennsylvania Higher Educational Facilities Authority (Commonwealth of Pennsylvania), Health Services Revenue Bonds (Allegheny Delaware Valley Obligated Group Project), Series A,		
5.700%, 11–15–11	2,500	2,323
The Pennsylvania Industrial Development Authority, Economic Development Revenue Bonds, Series 2002:		
5.500%, 7–1–14	1,930	2,085
5.500%, 7–1–14	70	80
City of Philadelphia, Pennsylvania, General Obligation Refunding Bonds, Series 2008A,		
5.250%, 12–15–24	10,750	10,921
Redevelopment Authority of the City of Philadelphia, Revenue Bonds (Beech, LLC Student Housing Complex at Temple University), Series 2003A,		
5.500%, 7–1–35	1,500	993
Schuylkill County Industrial Development Authority, Variable Rate Demand Revenue Bonds (Pine Grove Landfill, Inc. Project), 1995 Series,		
5.100%, 10–1–19	2,400	2,400
Susquehanna Area Regional Airport Authority, Airport System Revenue Bonds, Series 2003A,		
5.500%, 1–1–19	2,120	2,034
		21,874
Puerto Rico – 1.08%		
Commonwealth of Puerto Rico, Public Improvement Refunding Bonds (General Obligation Bonds), Series 2004 A,		
5.250%, 7–1–21	5,740	5,057
Puerto Rico Aqueduct and Sewer Authority, Revenue Bonds, Series A (Senior Lien),		
5.000%, 7–1–28	1,000	949
		6,006
Rhode Island – 0.29%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, Lifespan Obligated Group Issue, Series 2009 A,		
6.250%, 5–15–30	1,590	1,602

MUNICIPAL BONDS (Continued)	Principal	Value
South Carolina – 0.29%		
Anderson County Joint Municipal Water System, South Carolina, Waterworks System Revenue Bonds, Series 2002,		
5.500%, 7–15–13	$1,445	$ 1,608
South Dakota – 0.39%		
South Dakota Health and Educational Facilities Authority (Huron Regional Medical Center Issue), Revenue Bonds, Series 1994,		
7.300%, 4–1–16	2,000	2,149
Tennessee – 0.89%		
The Health and Educational Facilities Board of the City of Johnson City, Tennessee, Hospital First Mortgage Revenue Bonds (Mountain States Health Alliance), Series 2006A,		
5.500%, 7–1–36	3,000	2,222
The Memphis and Shelby County Sports Authority, Inc., Revenue Bonds, 2002 Series A (Memphis Arena Project),		
5.500%, 11–1–13	2,000	2,280
The Health, Educational and Housing Facilities Board of the County of Sullivan, Tennessee, Hospital Revenue Bonds (Wellmont Health System Project), Series 2006C,		
5.250%, 9–1–26	700	440
		4,942
Texas – 11.11%		
City of Arlington, Texas, Special Tax Revenue Bonds, Series 2008,		
5.500%, 8–15–27	2,000	2,119
Cass County Industrial Development Corporation (Texas), Environmental Improvement, Revenue Refunding Bonds, 2009 Series A,		
9.250%, 3–1–24 (B)	2,500	2,511
Cities of Dallas and Fort Worth, Texas, Dallas/Fort Worth International Airport, Joint Revenue Improvement and Refunding Bonds, Series 2001A,		
5.875%, 11–1–17	1,280	1,297
Cities of Dallas and Fort Worth, Texas, Dallas/Fort Worth International Airport, Joint Revenue Bonds, Series 2003A,		
5.500%, 11–1–19	5,000	5,002
Dallas Independent School District (Dallas County, Texas) Unlimited Tax School Building Bonds, Series 2008,		
6.375%, 2–15–34	2,500	2,776
Frisco Independent School District (Collin and Denton Counties, Texas), Unlimited Tax School Building Bonds, Series 2008A,		
6.000%, 8–15–38	2,500	2,693
Goose Creek Consolidated Independent School District, Unlimited Tax Refunding and Schoolhouse Bonds, Series 2002:		
5.750%, 2–15–17	1,070	1,162
5.750%, 2–15–17	980	1,103
Harris County-Houston Sports Authority, Senior Lien Revenue Bonds, Series 2001G,		
5.750%, 11–15–15	1,500	1,533
Harris County, Texas, Tax and Subordinate Lien, Revenue Refunding Bonds, Series 2004B,		
5.000%, 8–15–32	2,500	2,727
Harris County Health Facilities Development Corporation, Hospital Revenue Refunding Bonds (Memorial Hermann Healthcare System), Series 2008B,		
7.000%, 12–1–27	2,500	2,606
Harris County Health Facilities Development Corporation, Thermal Utility Revenue Bonds (Teco Project), Series 2008,		
5.000%, 11–15–26	2,500	2,517
Hopkins County Hospital District (A political subdivision of the State of Texas located in Hopkins County), Hospital Revenue Bonds, Series 2008:		
5.750%, 2–15–28	1,000	763
6.000%, 2–15–33	500	377
Lancaster Independent School District (Dallas County, Texas), Unlimited Tax School Building Bonds, Series 2004,		
5.750%, 2–15–30	6,000	6,966
Lower Colorado River Authority, Refunding Revenue Bonds, Series 2008A,		
6.250%, 5–15–28	2,500	2,644
North Texas Tollway Authority, System Revenue Refunding Bonds, Series 2008D,		
0.000%, 1–1–30	25,000	6,988

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 2006A,		
6.000%, 11–15–36	$4,000	$ 2,745
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Buckingham Senior Living Community, Inc. Project), Series 2007,		
5.750%, 11–15–37	3,000	1,944
Texas Turnpike Authority, Central Texas Turnpike System, First Tier Revenue Bonds, Series 2002-A,		
0.000%, 8–15–26	24,500	9,532
Trinity River Authority of Texas (Tarrant County Water Project), Improvement Revenue Bonds, Series 2008,		
5.750%, 2–1–26	1,500	1,569
		61,574
Vermont – 0.31%		
Vermont Housing Finance Agency, Single Family Housing Bonds, Series 27,		
5.500%, 11–1–37	1,730	1,704
Virginia – 2.35%		
Isle of Wight County, Virginia, General Obligation Public Improvement Bonds, Series 2008B,		
6.000%, 7–1–27	1,605	1,730
Industrial Development Authority of the City of Roanoke, Virginia, Hospital Revenue Bonds (Carilion Health System Obligated Group), Series 2002A:		
5.750%, 7–1–14	2,225	2,395
5.500%, 7–1–17	2,000	2,135
Virginia Port Authority, Commonwealth Port Fund Revenue Bonds (2002 Resolution), Series 2002,		
5.500%, 7–1–15	2,000	2,118
Virginia Housing Development Authority, Commonwealth Mortgage Bonds, 2008 Series E,		
6.375%, 1–1–36	2,075	2,161
Industrial Development Authority of Washington County, Virginia, Hospital Revenue Bonds (Mountain States Health Alliance), Series 2009C,		
7.500%, 7–1–29	2,500	2,479
		13,018
Washington – 4.33%		
Energy Northwest, Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.750%, 7–1–16	4,500	4,887
Port of Seattle, Revenue Bonds, Series 2001B,		
5.625%, 4–1–16	1,000	1,019
Spokane Public Facilities District, Regional Projects, Spokane Public Facilities District, Hotel/Motel Tax and Sales/Use Tax Bonds, Series 2003,		
5.750%, 12–1–19	1,665	1,849
Washington Health Care Facilities Authority, Revenue Bonds, Series 2008 (Seattle Cancer Care Alliance),		
7.125%, 3–1–29	2,500	2,535
Washington Health Care Facilities Authority, Revenue Bonds, Series 2009A (Swedish Health Services),		
6.500%, 11–15–33	1,500	1,468
Washington Health Care Facilities Authority, Revenue Bonds, Series 2007C (Virginia Mason Medical Center),		
5.500%, 8–15–36	2,910	2,072
Washington Public Power Supply System, Nuclear Project No. 1, Refunding Revenue Bonds, Series 1989B,		
7.125%, 7–1–16	8,200	10,146
		23,976
West Virginia – 0.64%		
State of West Virginia, Infrastructure General Obligation Bonds, 1999 Series A,		
0.000%, 11–1–13	4,000	3,543
Wisconsin – 0.18%		
State of Wisconsin, General Fund Annual Appropriation Bonds of 2009, Series A,		
5.750%, 5–1–33 (B)	1,000	1,003

MUNICIPAL BONDS (Continued)	Principal	Value
Wyoming – 0.27%		
Housing Authority of the City of Cheyenne, Housing Revenue Bonds (Foxcrest II Project), Series 2004,		
5.750%, 6–1–34	$ 675	$ 499
Wyoming Municipal Power Agency, Power Supply System Revenue Bonds, 2008 Series A,		
5.500%, 1–1–28	1,000	998
		1,497
TOTAL MUNICIPAL BONDS – 98.17%		**$543,898**
(Cost: $538,896)		
SHORT-TERM SECURITIES		
Commercial Paper – 2.23%		
Sonoco Products Co.,		
0.550%, 4–1–09	12,337	12,337
Municipal Obligations – Non-Taxable – 0.09%		
Exempla General Improvement District, City of Lafayette, Colorado, Special Improvement District No. 02–01,		
Special Assessment Revenue Refunding and Improvement Bonds, Series 2002 (Wells Fargo Bank, N.A.),		
0.550%, 4–2–09 (A)	500	500
TOTAL SHORT-TERM SECURITIES – 2.32%		**$ 12,837**
(Cost: $12,837)		
TOTAL INVESTMENT SECURITIES – 100.49%		**$556,735**
(Cost: $551,733)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.49%)		**(2,720)**
NET ASSETS – 100.00%		**$554,015**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(B) Purchased on a when-issued basis with settlement subsequent to March 31, 2009.

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 553,196
Gross unrealized appreciation	19,905
Gross unrealized depreciation	(16,366)
Net unrealized appreciation	$ 3,539

See Accompanying Notes to Financial Statements.

Asset Allocation



Bonds 97.35%

Cash and Cash Equivalents 2.65%

Bonds	97.35%
Municipal Bonds	97.35%
Cash and Cash Equivalents	2.65%

Bond Portfolio Characteristics

Average maturity	19.9 years
Effective duration	5.1 years
Weighted average bond rating	B+

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	3/108	3
3 Year	6/84	8
5 Year	3/77	4
10 Year	7/52	14

Past performance is no guarantee of future results. Rankings are for Class A Shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 56.00%

Non-Investment Grade 41.35%

Cash and Cash Equivalents 2.65%

Investment Grade	56.00%
AAA	5.08%
AA	3.07%
A	18.67%
BBB	29.18%
Non-Investment Grade	41.35%
BB	23.93%
B	16.03%
Below B	1.21%
Non-rated	0.18%
Cash and Cash Equivalents	2.65%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

ILLUSTRATION OF FUND EXPENSES
Municipal High Income Fund

For the Six Months Ended March 31, 2009	Beginning Account Value 9–30–08	Ending Account Value 3-31-09	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 934.00	0.96%	$4.64
Class B	$1,000	$ 930.00	1.84%	$8.88
Class C	$1,000	$ 929.90	1.87%	$8.97
Class Y**	$1,000	$ 934.10	0.95%	$4.55
Based on 5% Return[2]				
Class A	$1,000	$1,020.12	0.96%	$4.85
Class B	$1,000	$1,015.74	1.84%	$9.27
Class C	$1,000	$1,015.63	1.87%	$9.37
Class Y**	$1,000	$1,020.23	0.95%	$4.75

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2009, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Municipal High Income Fund *(in thousands)* MARCH 31, 2009 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 0.17%		
Butler County Industrial Development Authority (Alabama), Environmental Improvement Revenue Bonds, 2008 Series A,		
7.000%, 9–1–32	$1,000	$ 701
Arizona – 2.75%		
Arizona Health Facilities Authority, Hospital Revenue Bonds (Phoenix Children's Hospital), Series 2007C,		
1.570%, 2–1–42 (A)	2,500	1,925
The Industrial Development Authority of the County of Mohave, Tax Exempt Correctional Facilities Contract Revenue Bonds (Mohave Prison, LLC Expansion Project), Series 2008,		
8.000%, 5–1–25	7,500	7,897
The Industrial Development Authority of the County of Pima, Education Revenue Bonds (Noah Webster Basic School Project), Series 2004A,		
6.125%, 12–15–34	1,115	809
The Industrial Development Authority of the City of Tucson, Arizona, Education Revenue Bonds (Arizona Agribusiness and Equine Center, Inc. Project), Series 2004A,		
6.125%, 9–1–34	1,380	1,012
		11,643
California – 3.93%		
California Municipal Finance Authority, Education Revenue Bonds (American Heritage Education Foundation Project), Series 2006A,		
5.250%, 6–1–36	1,000	629
California Pollution Control Financing Authority, Variable Rate Demand Solid Waste Disposal Revenue Bonds (Waste Management, Inc. Project), Series 2003A,		
5.000%, 11–1–38	3,000	2,779
CRHMFA Homebuyers Fund, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2007 A,		
5.450%, 2–1–48	3,060	2,900
CRHMFA Homebuyers Fund, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), Series 2007 C,		
5.300%, 2–1–49	5,185	5,123
California Statewide Communities Development Authority, FHA Insured Mortgage Revenue Bonds (Methodist Hospital of Southern California Project), Series 2009,		
6.625%, 8–1–29	2,500	2,582
Redevelopment Agency of the City of San Buenaventura, Merged San Buenaventura Redevelopment Project, 2008 Tax Allocation Bonds:		
7.750%, 8–1–28	1,000	1,055
8.000%, 8–1–38	1,500	1,589
		16,657
Colorado – 9.70%		
Church Ranch Metropolitan District, City of Westminster, Colorado, General Obligation Limited Tax Bonds, Series 2003,		
6.000%, 12–1–33	1,260	824
Colorado Educational and Cultural Facilities Authority, Charter School Revenue Bonds (The Classical Academy Project), Series 2008B,		
8.000%, 12–1–38	1,200	1,169
Colorado Educational and Cultural Facilities Authority, Charter School Revenue Bonds (The Classical Academy Project), Series 2008A,		
7.400%, 12–1–38	2,785	2,742
Colorado Educational and Cultural Facilities Authority, Charter School Revenue Bonds (Twin Peaks Charter Academy Project), Series 2008,		
7.000%, 11–15–38	4,230	3,909
Colorado Health Facilities Authority, Revenue Bonds (Christian Living Communities Project), Series 2006A,		
5.750%, 1–1–37	3,350	2,121
Colorado Health Facilities Authority, Revenue Bonds (Christian Living Communities – Clermont Park Project), Series 2009A:		
8.250%, 1–1–24	875	874
9.000%, 1–1–34	750	748
Confluence Metropolitan District (in the Town of Avon, Colorado), Tax Supported Revenue Bonds, Series 2007:		
5.400%, 12–1–27	1,000	627
5.450%, 12–1–34	1,000	582

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Cordillera Metropolitan District, General Obligation Bonds, Series 2000B,		
6.200%, 12–1–20	$ 165	$ 141
City and County of Denver, Colorado, Airport System Revenue Refunding Bonds, Series 2002E:		
5.250%, 11–15–13	6,000	6,122
5.250%, 11–15–14	3,500	3,546
Granby Ranch Metropolitan District (in the Town of Granby, Colorado), Limited Tax General Obligation Bonds, Series 2006,		
6.750%, 12–1–36	3,000	1,984
Lincoln Park Metropolitan District, Douglas County, Colorado, General Obligation Refunding and Improvement Bonds, Series 2008,		
6.200%, 12–1–37	5,000	3,771
Pine Bluffs Metropolitan District (in the Town of Parker), Douglas County, Colorado, General Obligation Limited Tax Bonds, Series 2004,		
7.250%, 12–1–24	3,325	2,604
Piney Creek Village Metropolitan District, Arapahoe County, Colorado, General Obligation Bonds (Limited Tax Convertible to Unlimited Tax), Series 2005,		
5.500%, 12–1–35	1,100	642
Red Sky Ranch Metropolitan District, Eagle County, Colorado, General Obligation Bonds, Series 2003,		
6.050%, 12–1–33	1,245	814
Sorrel Ranch Metropolitan District (in the City of Aurora), Arapahoe County, Colorado, General Obligation (Limited Tax Convertible to Unlimited Tax) Bonds, Series 2006,		
5.750%, 12–1–36	1,445	811
Tallgrass Metropolitan District, Arapahoe County, Colorado, General Obligation (Limited Tax Convertible to Unlimited Tax) Refunding and Improvement Bonds, Series 2007,		
5.250%, 12–1–37	1,925	1,077
Tallyn's Reach Metropolitan District No. 3 (in the City of Aurora, Colorado), Limited Tax (Convertible to Unlimited Tax), General Obligation Bonds, Series 2004,		
6.750%, 12–1–33	1,000	915
Valagua Metropolitan District, Eagle County, Colorado, General Obligation Limited Tax Bonds, Series 2008,		
7.750%, 12–1–37	3,000	2,200
Wildgrass Metropolitan District (in the City and County of Broomfield, Colorado), General Obligation (Limited Tax Convertible to Unlimited Tax) Refunding Bonds, Series 2007,		
6.200%, 12–1–34	4,050	2,924
		41,147
Connecticut – 1.41%		
Connecticut Development Authority, Pollution Control Revenue Refunding Bonds (The Connecticut Light and Power Company Project – 1993B Series),		
5.950%, 9–1–28	2,500	2,155
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A,		
5.500%, 1–1–14	4,150	3,840
		5,995
Delaware – 0.18%		
Sussex County, Delaware, Adjustable Rate First Mortgage Revenue Bonds (Cadbury at Lewes Project), Series 2006B:		
5.900%, 1–1–26	375	272
6.000%, 1–1–35	700	474
		746
Florida – 0.39%		
Florida Development Finance Corporation, Revenue Bonds, Series 2008A (Sculptor Charter School Project),		
7.250%, 10–1–38	2,000	1,652
Georgia – 0.46%		
Savannah Economic Development Authority, First Mortgage Revenue Bonds (The Marshes of Skidaway Island Project), Series 2003A:		
7.400%, 1–1–24	660	558
7.400%, 1–1–34	1,725	1,384
		1,942

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois – 5.24%		
City of Belleville, Illinois, Tax Increment Refunding Revenue Bonds (Frank Scott Parkway Redevelopment Project), Series 2007A:		
5.000%, 5–1–26	$4,550	$ 3,138
5.700%, 5–1–36	1,500	1,026
Illinois Finance Authority, Revenue Bonds (Three Crowns Park Project), Series 2006A:		
5.875%, 2–15–26	1,000	690
5.875%, 2–15–38	1,000	617
Illinois Finance Authority, Revenue Bonds (The Landing at Plymouth Place Project), Series 2005A,		
6.000%, 5–15–25	1,500	1,078
Illinois Finance Authority, Revenue Bonds (Monarch Landing, Inc. Facility), Series 2007 A,		
7.000%, 12–1–37	1,500	878
Illinois Finance Authority, Revenue Bonds (Rush University Medical Center Obligated Group), Series 2009A,		
7.250%, 11–1–38	2,500	2,532
Illinois Health Facilities Authority Series 2003A–1 (Villa St. Benedict Project),		
6.900%, 11–15–33	2,600	1,040
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001:		
6.050%, 12–15–19	1,000	853
6.350%, 12–15–24	2,975	2,457
Southwestern Illinois Development Authority, Senior Care Facility Revenue Bonds, Series 2006 (Eden Retirement Center, Inc. Project),		
5.850%, 12–1–36	2,675	1,799
Southwestern Illinois Development Authority, Local Government Program Revenue Bonds, Series 2007 (City of Collinsville Limited Incremental Sales Tax Project),		
5.350%, 3–1–31	1,250	789
Southwestern Illinois Development Authority, Local Government Program Revenue Bonds, Series 2008 (City of Granite City Project),		
7.000%, 12–1–22	6,000	5,311
		22,208
Indiana – 0.96%		
City of Hammond (Indiana), Redevelopment District Revenue Bonds, Series 2008 (Marina Area Project),		
6.000%, 1–15–17	3,000	2,674
City of Whiting (Indiana), Redevelopment District Tax Increment Revenue Bonds, Series 2006 (Standard Avenue Project),		
5.350%, 1–15–27	2,155	1,377
		4,051
Iowa – 3.15%		
City of Cedar Rapids, Iowa, First Mortgage Revenue Bonds, Series 1998-A (Cottage Grove Place Project),		
5.875%, 7–1–28	5,000	3,442
City of Cedar Rapids, Iowa, First Mortgage Adjustable Revenue Bonds, Series 2004 (Cottage Grove Place Project),		
6.500%, 7–1–33	4,370	3,727
City of Coralville, Iowa (Coralville Marriott Hotel and Convention Center), Certificates of Participation Evidencing Undivided Proportionate Interests in Base Lease Payments Pursuant to a Lease Purchase Agreement, Series 2006D,		
5.250%, 6–1–26	1,200	1,126
Iowa Finance Authority, Retirement Community Revenue Bonds (Edgewater, a Wesley Active Life Community, LLC Project), Series 2007A,		
6.750%, 11–15–37	4,500	3,173
Scott County, Iowa, Revenue Refunding Bonds (Ridgecrest Village), Series 2006,		
5.250%, 11–15–21	2,650	1,886
		13,354
Kansas – 3.25%		
City of Atchison, Kansas, Hospital Revenue Bonds (Atchison Hospital Association), Series 2008A,		
6.750%, 9–1–30	2,920	2,310
City of Lenexa, Kansas, Special Obligation Tax Increment Revenue Bonds (City Center East Project I), Series 2007,		
6.000%, 4–1–27	4,920	3,442
City of Olathe, Kansas, Senior Living Facility Revenue Bonds (Catholic Care Campus, Inc.), Series 2006A,		
6.000%, 11–15–38	4,750	3,205
City of Olathe, Kansas, Special Obligation Tax Increment Revenue Bonds (West Village Center Project), Series 2007,		
5.500%, 9–1–26	1,000	676

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued**)**		
City of Olathe, Kansas, Transportation Development District Sales Tax Revenue Bonds (The Olathe Gateway TDD No. 1a Project), Series 2006:		
5.000%, 12–1–16	$1,325	$ 986
5.000%, 12–1–28	1,850	1,031
Certificates of Participation, Series 1998A, Evidencing Proportionate Interests of the Owners Thereof in Rental Payments to be Made by the City of Spring Hill, Kansas, to Spring Hill Golf Corporation:		
5.750%, 1–15–06 (B)	75	19
6.250%, 1–15–13 (B)	270	68
6.375%, 1–15–20 (B)	325	81
6.500%, 1–15–28 (B)	4,470	1,117
Wilson County, Kansas, Hospital Revenue Bonds, Series 2006,		
6.200%, 9–1–26	1,000	837
		13,772
Louisiana – 0.24%		
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue Bonds Shreveport Airport Cargo Facility Project), Series 2008C,		
7.000%, 1–1–33	1,000	1,016
Massachusetts – 1.07%		
Massachusetts Development Finance Agency, First Mortgage Revenue Refunding Bonds, Reeds Landing Project, Series 2006,		
5.750%, 10–1–31	2,900	1,563
Massachusetts Industrial Finance Agency, Resource Recovery Revenue Refunding Bonds (Ogden Haverhill Project), Series 1998A Bonds:		
5.500%, 12–1–13	1,000	937
5.600%, 12–1–19	2,500	2,048
		4,548
Michigan – 2.71%		
The Economic Development Corporation of the City of Dearborn (Michigan), Limited Obligation Revenue and Refunding Revenue Bonds (Henry Ford Village, Inc. Project), Series 2008:		
6.000%, 11–15–18	1,090	912
7.000%, 11–15–38	2,250	1,740
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.750%, 9–1–17	1,500	1,252
Michigan Public Educational Facilities Authority, Limited Obligation Revenue Bonds (Michigan Technical Academy Project), Series 2006:		
6.375%, 2–1–26	1,000	761
6.500%, 2–1–36	1,000	709
City of Royal Oak Hospital Finance Authority, Hospital Revenue and Refunding Bonds (William Beaumont Hospital Obligated Group), Series 2009V,		
8.250%, 9–1–39	5,750	6,133
		11,507
Minnesota – 0.63%		
Housing and Redevelopment Authority of the City of Saint Paul, Minnesota, Health Care Facility Revenue Bonds, Series 2006 (Healthpartners Obligated Group Project),		
5.250%, 5–15–36	3,500	2,674
Mississippi – 0.11%		
Mississippi Hospital Equipment and Facilities Authority, Hospital Refunding and Improvement Revenue Bonds (South Central Regional Medical Center), Series 2006,		
5.250%, 12–1–21	595	482
Missouri – 17.69%		
City of Ballwin, Missouri, Tax Increment Refunding and Improvement Revenue Bonds, Series 2002A (Ballwin Town Center Redevelopment Project),		
6.250%, 10–1–17	2,200	1,814
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004:		
6.000%, 3–1–19	2,610	2,073
6.250%, 3–1–24	1,000	736

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2006,		
5.625%, 3–1–25	$ 325	$ 217
The Industrial Development Authority of the City of Branson, Missouri, Tax Increment Revenue Bonds,		
Series 2006A (Branson Shoppes Redevelopment Project),		
5.950%, 11–1–29	3,000	2,057
The Industrial Development Authority of the City of Bridgeton, Missouri, Sales Tax Revenue Bonds,		
Series 2008A (Hilltop Community Improvement District Project),		
5.875%, 11–1–35	2,750	1,719
Broadway-Fairview Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue		
Bonds, Series 2006A,		
6.125%, 12–1–36	400	241
City of Chillicothe, Missouri, Tax Increment Revenue Bonds (South U.S. 65 Project), Series 2006:		
5.625%, 4–1–24	860	615
5.625%, 4–1–27	1,500	1,003
Crossings Community Improvement District, Revenue Bonds (Wildwood, Missouri), Series 2006,		
5.000%, 3–1–26	2,000	1,492
City of Des Peres, Missouri, Tax Increment Refunding Revenue Bonds, Series 2002A (West County Center Project),		
5.750%, 4–15–20	4,000	3,257
The Elm Point Commons Community Improvement District (St. Charles, Missouri), Special Assessment Revenue		
Bonds, Series 2007,		
5.750%, 3–1–27	1,910	1,249
The Industrial Development Authority of the City of Grandview, Missouri, Tax Increment Revenue Bonds, Series 2006		
(Grandview Crossing Project 1),		
5.750%, 12–1–28	1,000	492
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue		
Bonds, Series 2006A:		
5.250%, 10–1–21	500	310
5.400%, 10–1–26	760	451
5.500%, 10–1–31	1,160	654
5.550%, 10–1–36	285	155
City of Harrisonville, Missouri, Annual Appropriation-Supported Tax Increment and Sales Tax Refunding Revenue		
Bonds (Harrisonville Towne Center Project), Series 2007,		
4.625%, 11–1–28	1,630	1,407
City of Jennings, Missouri, Tax Increment and Community Improvement Refunding Revenue Bonds,		
Series 2006 (Northland Redevelopment Area Project):		
4.750%, 11–1–16	1,570	1,243
5.000%, 11–1–23	2,780	1,878
The Industrial Development Authority of the City of Kansas City, Missouri, Health Care Facilities First Mortgage		
Revenue Bonds (The Bishop Spencer Place, Incorporated Project), Series 1994:		
6.250%, 1–1–24	2,500	1,902
6.500%, 1–1–35	1,500	1,046
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004		
(Plaza Library Project),		
5.900%, 3–1–24	2,500	2,063
City of Lake Ozark, Missouri, Neighborhood Improvement District Bonds (Osage National Project), Series 2005:		
5.600%, 3–1–11	185	183
5.600%, 3–1–17	685	589
6.100%, 3–1–25	1,390	1,053
Lakeside 370 Levee District (St. Charles County, Missouri), Levee District Improvement Bonds, Series 2008,		
7.000%, 4–1–28	4,800	3,971
The Industrial Development Authority of the City of Lee's Summit, Missouri, Infrastructure Facilities Revenue Bonds		
(Kensington Farms Improvement Project), Series 2007,		
5.750%, 3–1–29	1,185	747
The Industrial Development Authority of the City of Lee's Summit, Missouri, Senior Living Facilities Revenue Bonds		
(John Knox Village Obligated Group), Series 2007A,		
5.125%, 8–15–32	3,700	2,446
City of Liberty, Missouri, Tax Increment Revenue Bonds (Liberty Triangle Project), Series 2004,		
5.750%, 9–1–24	650	463
City of Liberty, Missouri, Tax Increment Revenue Bonds (Liberty Triangle Project), Series 2007,		
5.500%, 10–1–22	260	187
M150 and 135th Street Transportation Development District, Transportation Sales Tax Revenue Bonds (State Line		
Station Project-Kansas City, Missouri), Series 2004,		
6.000%, 10–1–34	2,700	2,601

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
City of Maplewood, Missouri, Tax Increment Refunding Revenue Bonds, Series 2005 (Maplewood South Redevelopment Area Project),		
5.750%, 11–1–26	$1,700	$ 1,160
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Events Center Project), Series 2008D:		
5.750%, 4–1–33	750	707
5.750%, 4–1–38	900	845
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds, City of Independence, Missouri, Eastland Center Project, Phase IV, Series 2000B,		
5.125%, 4–1–12	875	974
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds, City of St. Joseph, Missouri – Triumph Foods, LLC Project, Series 2004A,		
6.000%, 3–1–15	1,000	1,057
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Branson, Missouri) (Branson Landing Project), Series 2004A:		
5.500%, 12–1–24	2,000	1,745
5.625%, 12–1–28	1,000	823
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds, City of St. Joseph, Missouri – Sewerage System Improvements Project, Series 2004C,		
5.000%, 3–1–25	3,500	3,227
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Branson, Missouri – Branson Landing Project), Series 2005A,		
6.000%, 6–1–20	1,000	967
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Centerpoint Project), Series 2007E,		
5.125%, 4–1–27	3,075	2,798
Missouri Development Finance Board, Research Facility Revenue Bonds, Series 2007 (Midwest Research Institute Project),		
4.500%, 11–1–27	3,500	2,251
The City of Nevada, Missouri (Nevada Regional Medical Center), Hospital Revenue Bonds, Series 2001,		
6.750%, 10–1–11	2,000	2,278
The Industrial Development Authority of the County of Platte County, Missouri, Transportation Revenue Bonds (Zona Rosa Phase II Retail Project), Series 2007,		
6.850%, 4–1–29	3,225	2,441
City of Riverside, Missouri, L–385 Levee Redevelopment Plan, Tax Increment Revenue Bonds (L–385 Levee Project), Series 2004,		
5.250%, 5–1–20	2,000	1,987
The Industrial Development Authority of St. Joseph, Missouri, Healthcare Revenue Bonds (Living Community of St. Joseph Project), Series 2002,		
7.000%, 8–15–32	3,000	2,396
The Industrial Development Authority of the County of St. Louis, Missouri, Senior Living Facilities Revenue Bonds (Friendship Village of West County), Series 2007A,		
5.500%, 9–1–28	1,250	961
The Industrial Development Authority of the City of St. Louis, Missouri, Tax Increment and Community Improvement District Refunding Revenue Bonds, Series 2007 (Loughborough Commons Redevelopment Project),		
5.750%, 11–1–27	3,500	2,374
The St. Charles Riverfront Transportation Development District, St. Charles, Missouri, Revenue Bonds (River Bluff Drive Improvement Project), Series 2005:		
5.000%, 10–1–20	800	563
5.250%, 4–1–25	400	259
Stone Canyon Community Improvement District, Independence, Missouri, Revenue Bonds (Public Infrastructure Improvement Project), Series 2007,		
5.750%, 4–1–27	1,250	827
University Place Transportation Development District (St. Louis County, Missouri), Subordinate Transportation Sales Tax and Special Assessment Revenue Bonds, Series 2009,		
7.500%, 4–1–32	4,150	4,065
		75,019
Nevada – 3.25%		
Clark County, Nevada, Special Improvement District No. 142 (Mountain's Edge), Local Improvement Bonds, Series 2003:		
5.800%, 8–1–15	1,935	1,643
6.100%, 8–1–18	1,455	1,157
6.375%, 8–1–23	1,455	1,013

MUNICIPAL BONDS (Continued)	Principal	Value
Nevada (Continued)		
City of Las Vegas Redevelopment Agency, Nevada, Tax Increment Revenue Bonds, Series 2009A,		
8.000%, 6–15–30	$6,500	$ 6,517
Overton Power District No. 5 (Nevada), Special Obligation Revenue Bonds, Series 2008,		
8.000%, 12–1–38	3,265	3,453
		13,783
New Hampshire – 1.80%		
New Hampshire Health and Education Facilities Authority, Hospital Revenue Bonds, Catholic Medical Center Issue, Series 2002A:		
5.000%, 7–1–12	510	496
5.750%, 7–1–22	2,000	1,715
Business Finance Authority of the State of New Hampshire, Pollution Control Refunding Revenue Bonds (The United Illuminating Company Project–1997 Series A),		
7.125%, 7–1–27	5,000	5,016
Lisbon Regional School District, New Hampshire, General Obligation Capital Appreciation School Bonds,		
0.000%, 2–1–13	425	407
		7,634
New Jersey – 2.92%		
Burlington County Bridge Commission (Burlington County, New Jersey), Economic Development Bonds (The Evergreens Project), Series 2007,		
5.625%, 1–1–38	1,750	1,098
New Jersey Economic Development Authority, Economic Development Bonds, Kapkowski Road Landfill Reclamation Improvement District Project (City of Elizabeth), Series 1998A:		
5.500%, 4–1–12	4,450	4,314
6.375%, 5–15–14	2,385	2,853
New Jersey Economic Development Authority, Special Facility Revenue Bonds (Continental Airlines, Inc. Project), Series 1999,		
6.250%, 9–15–19	5,615	4,128
		12,393
New York – 3.78%		
Nassau County Industrial Development Agency, Continuing Care Retirement Community Revenue Bonds (Amsterdam at Harborside Project), Series 2007A,		
6.700%, 1–1–43	4,000	3,019
New York City Industrial Development Agency, Special Facility Revenue Bonds, Series 2005 (American Airlines, Inc. John F. Kennedy International Airport Project),		
7.750%, 8–1–31	3,500	2,509
Suffolk County Industrial Development Agency (New York), Assisted Living Facility Revenue Bonds (Medford Hamlet Assisted Living Project), Series 2005,		
6.375%, 1–1–39	2,000	1,299
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999A (The Southampton Hospital Association Civic Facility),		
7.250%, 1–1–20	2,690	2,452
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds, Series 1999B (The Southampton Hospital Association Civic Facility),		
7.625%, 1–1–30	4,600	3,926
Suffolk County Industrial Development Agency (New York), Continuing Care Retirement Community, Fixed Rate Revenue Bonds (Peconic Landing at Southold, Inc. Project – Series 2000A),		
8.000%, 10–1–20	1,900	1,806
City of Yonkers Industrial Development Agency, Civic Facility Revenue Bonds (St. John's Riverside Hospital Project), Series 2001B,		
7.125%, 7–1–31	1,455	1,023
		16,034
North Carolina – 1.91%		
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue Bonds (Pennybyrn at Maryfield Project), Series 2005A,		
5.650%, 10–1–25	2,000	1,347
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Refunding Series 2003 A,		
5.500%, 1–1–12	2,000	2,085
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Refunding Series 2003 C,		
5.500%, 1–1–14	2,000	2,098
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Series 1999 D,		
6.700%, 1–1–19	2,500	2,552
		8,082

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio – 2.77%		
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds, Series 2007A–2,		
5.750%, 6–1–34	$2,000	$ 1,154
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds, Series 2007,		
6.500%, 6–1–47	5,000	3,003
Greene County Port Authority, Adult Service Facility Revenue Bonds, Series 2009 (Greene, Inc. Project),		
7.500%, 12–1–33 (C)	4,000	4,011
Ohio Air Quality Development Authority, State of Ohio, Air Quality Revenue Bonds (Ohio Power Company Project), Series 2008A,		
7.125%, 6–1–41	2,000	2,005
Toledo Lucas County Port Authority, Development Revenue Bonds (Northwest Ohio Bond Fund), Series 2004C (Toledo Express Airport Project),		
6.375%, 11–15–32	2,150	1,581
		11,754
Oklahoma – 1.25%		
Oklahoma County Finance Authority, Retirement Facility Revenue Bonds (Concordia Life Care Community), Series 2005A,		
6.125%, 11–15–25	2,000	1,446
Oklahoma County Finance Authority, Retirement Facility Revenue Bonds (Concordia Life Care Community), Series 2005,		
6.000%, 11–15–38	2,250	1,416
The Oklahoma Development Finance Authority, Solid Waste Disposal Revenue Bonds (Waste Management of Oklahoma, Inc. Project), Series 2004A,		
7.000%, 12–1–21	2,400	2,437
		5,299
Oregon – 1.31%		
The Hospital Facility Authority of Deschutes County, Oregon, Hospital Revenue Refunding Bonds (Cascade Heathcare Community, Inc.), Series 2008,		
8.250%, 1–1–38	5,000	5,543
Pennsylvania – 1.85%		
Allegheny County Hospital Development Authority, Health System Revenue Bonds (West Penn Allegheny Health System), Series 2007A:		
5.000%, 11–15–17	3,000	2,289
5.000%, 11–15–28	1,500	870
The Borough of Langhorne Manor, Higher Education and Health Authority (Bucks County, Pennsylvania), Hospital Revenue Bonds, Series of 1992 (The Lower Bucks Hospital):		
7.300%, 7–1–12	2,380	2,154
7.350%, 7–1–22	3,400	2,533
		7,846
Rhode Island – 0.29%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health Services of Rhode Island Issue, Series 1999,		
5.750%, 10–1–14	1,400	1,234
South Carolina – 1.76%		
South Carolina Jobs – Economic Development Authority, First Mortgage Health Care Facilities, Refunding and Revenue Bonds (The Lutheran Homes of South Carolina, Inc.), Series 2007,		
5.625%, 5–1–42	1,000	633
South Carolina Jobs – Economic Development Authority, Revenue Bonds (The Woodlands at Furman Project), Series 2007A:		
6.000%, 11–15–37	1,000	599
6.000%, 11–15–42	2,500	1,467
Tobacco Settlement Revenue Management Authority, 5% Tobacco Settlement Asset-Backed Refunding Bonds, Series 2008,		
5.000%, 6–1–18	5,000	4,774
		7,473
Tennessee – 2.32%		
Memphis-Shelby County Airport Authority, Airport Revenue Bonds, Series 1999D,		
6.000%, 3–1–19	5,000	5,050
Upper Cumberland Gas Utility District (of Cumberland County, Tennessee) Gas System Revenue Refunding Bonds, Series 2005:		
6.800%, 5–1–19	1,925	1,700
6.900%, 5–1–29	3,750	3,087
		9,837

MUNICIPAL BONDS (Continued)	Principal	Value
Texas – 8.51%		
Alliance Airport Authority, Inc., Special Facilities Revenue Bonds, Series 1991 (American Airlines, Inc. Project),		
7.000%, 12–1–11	$4,000	$ 2,786
Alliance Airport Authority, Inc., Special Facilities Revenue Refunding Bonds, Series 2007 (American Airlines, Inc. Project),		
5.250%, 12–1–29	2,750	1,071
Cass County Industrial Development Corporation (Texas), Environmental Improvement Revenue Bonds, 2009 Series A,		
9.500%, 3–1–33	4,000	4,017
Harris County Health Facilities Development Corporation, Hospital Revenue Refunding Bonds (Memorial Hermann Healthcare System), Series 2008B,		
7.250%, 12–1–35	2,000	2,092
HFDC of Central Texas, Inc., Retirement Facility Revenue Bonds (Legacy at Willow Bend Project), Series 2006A,		
5.750%, 11–1–36	1,500	889
HFDC of Central Texas, Inc., Retirement Facility Revenue Bonds (The Village at Gleannloch Farms, Inc. Project), Series 2006A:		
5.250%, 2–15–12	600	566
5.250%, 2–15–13	600	551
5.250%, 2–15–14	700	624
5.250%, 2–15–15	700	605
5.500%, 2–15–27	1,500	1,002
Hopkins County Hospital District (A political subdivision of the State of Texas located in Hopkins County), Hospital Revenue Bonds, Series 2008,		
6.000%, 2–15–38	1,750	1,288
City of Houston Health Facilities, Development Corporation, Retirement Facility Revenue Bonds (Buckingham Senior Living Community, Inc. Project) Series 2004A,		
7.000%, 2–15–14	1,500	1,806
La Vernia Higher Education Finance Corporation (Winfree Academy Charter School), Education Revenue Bonds, Series 2009,		
9.000%, 8–15–38	6,000	6,014
Lubbock Health Facilities Development Corporation, Fixed Rate First Mortgage Revenue and Refunding Bonds (Carillon Senior Life Care Community Project), Series 2005A,		
6.625%, 7–1–36	5,000	3,651
North Central Texas Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 1999A,		
7.250%, 11–15–19	1,000	1,061
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 2006A:		
6.000%, 11–15–26	750	564
6.000%, 11–15–36	5,015	3,441
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Buckingham Senior Living Community, Inc. Project), Series 2007:		
5.625%, 11–15–27	250	175
5.750%, 11–15–37	6,000	3,887
		36,090
Utah – 0.99%		
Municipal Building Authority of Uintah County, Utah, Lease Revenue Bonds, Series 2008A:		
5.300%, 6–1–28	2,350	2,305
5.500%, 6–1–37	2,000	1,912
		4,217
Virginia – 4.48%		
Economic Development Authority of James City County, Virginia, Residential Care Facility Revenue Bonds (Virginia United Methodist Homes of Williamsburg, Inc.), Series 2007A:		
5.400%, 7–1–27	2,500	1,523
5.500%, 7–1–37	2,500	1,386
Industrial Development Authority of the City of Lexington, Virginia, Hospital Facility Revenue Bonds (Stonewall Jackson Hospital), Series 2000:		
7.000%, 7–1–25	715	623
7.000%, 7–1–30	855	713
The Marquis Community Development Authority (Virginia), Revenue Bonds, Series 2007,		
5.625%, 9–1–18	4,000	3,131

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia (Continued)		
Norfolk Redevelopment and Housing Authority, First Mortgage Revenue Bonds (Fort Norfolk Retirement Community, Inc. – Harbor's Edge Project), Series 2004A:		
6.000%, 1–1–25	$1,000	$ 778
6.125%, 1–1–35	3,640	2,600
Norfolk Redevelopment and Housing Authority, Multifamily Rental Housing Facility Revenue Bonds, Series 1996 (1016 Limited Partnership – Sussex Apartments Project),		
8.000%, 9–1–26	3,070	2,677
Industrial Development Authority of Smyth County (Virginia), Hospital Revenue Bonds (Mountain States Health Alliance), Series 2009B,		
8.000%, 7–1–38	5,535	5,579
		19,010
Washington – 2.69%		
Port of Anacortes, Washington, Revenue and Refunding Bonds, 1998 Series A,		
5.625%, 9–1–16	3,000	2,791
Port of Sunnyside, Yakima County, Washington, Revenue Bonds, 2008 (Industrial Wastewater Treatment System),		
6.625%, 12–1–21	2,250	1,963
Public Hospital District No. 1, Skagit County, Washington (Skagit Valley Hospital), Hospital Revenue Bonds, 2007,		
5.750%, 12–1–28	1,510	1,183
Washington Health Care Facilities Authority, Revenue Bonds, Series 2008 (Seattle Cancer Care Alliance),		
7.375%, 3–1–38	4,255	4,395
Washington Health Care Facilities Authority, Revenue Bonds, Series 2007C (Virginia Mason Medical Center),		
5.500%, 8–15–36	1,500	1,068
		11,400
Wisconsin – 0.53%		
Wisconsin Health and Educational Facilities Authority, Revenue Bonds, Series 2004A (Beaver Dam Community Hospitals, Inc. Project):		
6.500%, 8–15–24	1,000	766
6.500%, 8–15–26	2,000	1,493
		2,259
Wyoming – 0.90%		
Wyoming Municipal Power Agency, Power Supply System Revenue Bonds, 2008 Series A,		
5.500%, 1–1–38	4,000	3,811
TOTAL MUNICIPAL BONDS – 97.35%		$412,813
(Cost: $493,541)		
SHORT-TERM SECURITIES		
Commercial Paper – 0.94%		
Kellogg Co.,		
0.930%, 4–2–09	4,000	4,000
Municipal Obligations – Non-Taxable – 0.41%		
Exempla General Improvement District, City of Lafayette, Colorado, Special Improvement District No. 02–01, Special Assessment Revenue Refunding and Improvement Bonds, Series 2002 (Wells Fargo Bank, N.A.),		
0.550%, 4–2–09 (A)	1,755	1,755
Municipal Obligations – Taxable – 0.32%		
Steamboat Springs Redevelopment Authority, Colorado, Tax Increment Adjustable Rate Revenue Bonds (Base Area Redevelopment Project), Series 2007 (Wells Fargo Bank, N.A.),		
0.550%, 4–1–09 (A)	1,345	1,345
TOTAL SHORT-TERM SECURITIES – 1.67%		$ 7,100
(Cost: $7,100)		
TOTAL INVESTMENT SECURITIES – 99.02%		$419,913
(Cost: $500,641)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.98%		4,132
NET ASSETS – 100.00%		$424,045

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2009.

(B) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C) Purchased on a when-issued basis with settlement subsequent to March 31, 2009.

For Federal income tax purposes, cost of investments owned at March 31, 2009 and the related unrealized appreciation (depreciation) were as follows:

Cost	$ 500,138
Gross unrealized appreciation	5,351
Gross unrealized depreciation	(85,576)
Net unrealized depreciation	$ (80,225)

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at market value+	$913,157	$1,586,647	$525,846	$511,501	$ 892,162	$556,735	$419,913
Investments at Market Value	913,157	1,586,647	525,846	511,501	892,162	556,735	419,913
Cash	—	2,065	72	30	1,740	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	13,113	—	—	—	—
Investments sold receivable	2,292	—	3,995	129	872	546	—
Interest receivable	7,659	11,023	10,260	3,717	20,642	7,884	8,459
Capital shares sold receivable	2,687	7,712	1,895	1,040	1,711	618	451
Receivable from affiliates	—	4	—	—	—	—	—
Prepaid and other assets	58	127	65	83	100	74	192
Total Assets	925,853	1,607,578	555,246	516,500	917,227	565,857	429,015
LIABILITIES							
Investments purchased payable	6,984	—	11,127	—	21,797	10,603	4,000
Unrealized depreciation on forward foreign currency contracts	—	—	410	—	—	—	—
Capital shares redeemed payable	2,162	20,997	1,056	2,418	2,043	1,005	636
Distributions payable	—	225	—	82	—	—	157
Trustees' fees payable	64	78	24	23	69	52	35
Due to custodian	14	—	—	—	—	3	6
Distribution and service fees payable	7	2	4	4	7	6	3
Shareholder servicing payable	296	465	214	136	310	82	77
Investment management fee payable	12	17	9	6	14	7	6
Accounting services fee payable	18	22	12	12	18	13	11
Other liabilities	75	69	161	63	78	71	39
Total Liabilities	9,632	21,875	13,017	2,744	24,336	11,842	4,970
Total Net Assets	$916,221	$1,585,703	$542,229	$513,756	$ 892,891	$554,015	$424,045
NET ASSETS							
Capital paid in (shares authorized - unlimited)	$956,591	$1,585,534	$643,059	$496,786	$1,301,857	$559,892	$543,662
Undistributed (distributions in excess of) net investment income	125	—	(1,323)	(77)	201	1,010	509
Accumulated net realized gain (loss)	(6,410)	169	(44,930)	(2,245)	(231,737)	(11,889)	(39,398)
Net unrealized appreciation (depreciation)	(34,085)	—	(54,577)	19,292	(177,430)	5,002	(80,728)
Total Net Assets	$916,221	$1,585,703	$542,229	$513,756	$ 892,891	$554,015	$424,045
CAPITAL SHARES OUTSTANDING:							
Class A	145,961	1,542,292	141,564	80,294	149,463	80,275	100,695
Class B	4,683	23,358	3,827	3,270	3,822	415	1,028
Class C	2,814	19,884	3,880	3,194	3,472	1,044	2,708
Class Y	1,987	N/A	5,412	3,021	9,433	4	9
NET ASSET VALUE PER SHARE:							
Class A	$5.89	$1.00	$3.51	$5.72	$5.37	$6.78	$4.06
Class B	$5.89	$1.00	$3.50	$5.72	$5.37	$6.77	$4.06
Class C	$5.89	$1.00	$3.50	$5.72	$5.37	$6.77	$4.06
Class Y	$5.90	N/A	$3.51	$5.72	$5.38	$6.78	$4.06
+COST							
Investments in unaffiliated securities at cost	$947,242	$1,586,647	$593,024	$492,209	$1,069,592	$551,733	$500,641

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
INVESTMENT INCOME							
Interest and amortization	$23,138	$16,638	$ 14,836	$10,224	$ 42,160	$13,417	$ 14,709
Foreign interest withholding tax	—	—	(35)	—	—	—	—
Total Investment Income	23,138	16,638	14,801	10,224	42,160	13,417	14,709
EXPENSES							
Investment management fee	2,093	3,027	1,629	1,282	2,443	1,378	1,078
Distribution and service fees:							
Class A	1,043	—	593	588	900	656	505
Class B	141	114	67	94	97	14	21
Class C	78	96	65	93	66	29	54
Shareholder servicing:							
Class A	1,053	1,709	780	477	1,070	258	231
Class B	71	19	37	33	63	4	5
Class C	29	15	27	23	30	7	14
Class Y	13	N/A	16	9	32	—*	—*
Registration fees	46	63	49	62	45	41	41
Custodian fees	24	36	69	14	18	11	11
Trustees' fees	10	28	12	11	7	3	4
Accounting services fee	109	128	71	72	101	73	65
Legal fees	28	48	18	24	23	15	—
Audit fees	16	11	31	12	30	29	32
Other	96	442	115	56	122	82	74
Total Expenses	4,850	5,736	3,579	2,850	5,047	2,600	2,135
Less:							
Expenses in excess of limit	(18)	(4)	(87)	(111)	(125)	(112)	(84)
Total Net Expenses	4,832	5,732	3,492	2,739	4,922	2,488	2,051
Net Investment Income	18,306	10,906	11,309	7,485	37,238	10,929	12,658
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(642)	202	(552)	(1,013)	(59,058)	1,727	(10,855)
Futures contracts	—	—	—	—	—	(432)	(10)
Swap agreements	(55)	—	—	—	—	—	—
Forward foreign currency contracts	—	—	10,863	—	—	—	—
Foreign currency exchange transactions	—	—	(2,094)	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	4,160	—	(37,048)	17,996	(71,050)	10,940	(32,549)
Forward foreign currency contracts	—	—	10,280	—	—	—	—
Foreign currency exchange transactions	—	—	163	—	—	—	—
Net Realized and Unrealized Gain (Loss)	3,463	202	(18,388)	16,983	(130,108)	12,235	(43,414)
Net Increase (Decrease) in Net Assets Resulting from Operations	$21,769	$11,108	$ (7,079)	$24,468	$ (92,870)	$23,164	$(30,756)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund		Cash Management		Global Bond Fund	
	Six months ended 3-31-09 (Unaudited)	Fiscal year ended 9-30-08	Six months ended 3-31-09 (Unaudited)	Fiscal year ended 9-30-08	Six months ended 3-31-09 (Unaudited)	Fiscal year ended 9-30-08
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 18,306	$ 35,947	$ 10,906	$ 33,700	$ 11,309	$ 18,897
Net realized gain (loss) on investments	(697)	8,207	202	22	8,217	15,944
Net change in unrealized appreciation (depreciation)	4,160	(43,594)	—	—	(26,605)	(42,716)
Net Increase (Decrease) in Net Assets Resulting from Operations	**21,769**	**560**	**11,108**	**33,722**	**(7,079)**	**(7,875)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(17,705)	(33,420)	(10,788)	(33,308)	(20,078)	(18,780)
Class B	(473)	(1,089)	(62)	(207)	(504)	(561)
Class C	(271)	(537)	(56)	(185)	(498)	(437)
Class Y	(371)	(1,277)	—	—	(850)	(1,172)
Net realized gains:						
Class A	—	—	(41)	—	—	—
Class B	—	—	(1)	—	—	—
Class C	—	—	—*	—	—	—
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	**(18,820)**	**(36,323)**	**(10,948)**	**(33,700)**	**(21,930)**	**(20,950)**
Capital Share Transactions	**21,538**	**206,643**	**282,188**	**253,613**	**(10,348)**	**263,618**
Net Increase (Decrease) in Net Assets	24,487	170,880	282,348	253,635	(39,357)	234,793
Net Assets, Beginning of Period	891,734	720,854	1,303,355	1,049,720	581,586	346,793
Net Assets, End of Period	**$916,221**	**$891,734**	**$1,585,703**	**$1,303,355**	**$542,229**	**$581,586**
Undistributed (distributions in excess of) net investment income	$ 125	$ 640	$ —*	$ —	$ (1,323)	$ 11,393

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Government Securities Fund		High Income Fund	
	Six months ended 3-31-09 (Unaudited)	Fiscal year ended 9-30-08	Six months ended 3-31-09 (Unaudited)	Fiscal year ended 9-30-08
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 7,485	$ 10,006	$ 37,238	$ 71,269
Net realized gain (loss) on investments	(1,013)	2,624	(59,058)	(29,685)
Net change in unrealized appreciation (depreciation)	17,996	1,305	(71,050)	(105,433)
Net Increase (Decrease) in Net Assets Resulting from Operations	**24,468**	**13,935**	**(92,870)**	**(63,849)**
Distributions to Shareholders From:				
Net investment income:				
Class A	(6,964)	(9,098)	(33,899)	(68,225)
Class B	(195)	(346)	(817)	(1,892)
Class C	(202)	(251)	(558)	(1,015)
Class Y	(201)	(311)	(2,027)	(3,217)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	**(7,562)**	**(10,006)**	**(37,301)**	**(74,349)**
Capital Share Transactions	124,004	130,095	123,385	28,258
Net Increase (Decrease) in Net Assets	140,910	134,024	(6,786)	(109,940)
Net Assets, Beginning of Period	372,846	238,822	899,677	1,009,617
Net Assets, End of Period	$513,756	$372,846	$892,891	$ 899,677
Undistributed (distributions in excess of) net investment income	$ (77)	$ —	$ 201	$ 263

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Municipal Bond Fund Six months ended 3-31-09 (Unaudited)	Municipal Bond Fund Fiscal year ended 9-30-08	Municipal High Income Fund Six months ended 3-31-09 (Unaudited)	Municipal High Income Fund Fiscal year ended 9-30-08
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 10,929	$ 19,525	$ 12,658	$ 24,350
Net realized gain (loss) on investments	1,295	2,450	(10,865)	618
Net change in unrealized appreciation (depreciation)	10,940	(24,645)	(32,549)	(54,573)
Net Increase (Decrease) in Net Assets Resulting from Operations	**23,164**	**(2,670)**	**(30,756)**	**(29,605)**
Distributions to Shareholders From:				
Net investment income:				
Class A	(10,692)	(19,634)	(11,874)	(23,820)
Class B	(46)	(103)	(108)	(242)
Class C	(93)	(114)	(274)	(534)
Class Y	—*	(2)	(1)	(7)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	**(10,831)**	**(19,853)**	**(12,257)**	**(24,603)**
Capital Share Transactions	**31,750**	**26,206**	**3,820**	**435**
Net Increase (Decrease) in Net Assets	44,083	3,683	(39,193)	(53,773)
Net Assets, Beginning of Period	**509,932**	**506,249**	**463,238**	**517,011**
Net Assets, End of Period	**$554,015**	**$509,932**	**$424,045**	**$463,238**
Undistributed net investment income	$ 1,010	$ 912	$ 509	$ 108

See Accompanying Notes to Financial Statements.

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Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2009 (unaudited)	$5.87	$0.13	$ 0.02	$ 0.15	$(0.13)	$ —	$(0.13)
Fiscal year ended 9-30-2008	6.11	0.25	(0.23)	0.02	(0.26)	—	(0.26)
Fiscal year ended 9-30-2007	6.11	0.27	0.00	0.27	(0.27)	—	(0.27)
Fiscal year ended 9-30-2006	6.27	0.26	(0.08)	0.18	(0.27)	(0.07)	(0.34)
Fiscal year ended 9-30-2005	6.50	0.27	(0.12)	0.15	(0.28)	(0.10)	(0.38)
Fiscal year ended 9-30-2004	6.57	0.27	(0.03)	0.24	(0.28)	(0.03)	(0.31)
Class B Shares							
Six-month period ended 3-31-2009 (unaudited)	5.87	0.09	0.03	0.12	(0.10)	—	(0.10)
Fiscal year ended 9-30-2008	6.11	0.19	(0.23)	(0.04)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	6.11	0.21	0.00	0.21	(0.21)	—	(0.21)
Fiscal year ended 9-30-2006	6.26	0.20	(0.07)	0.13	(0.21)	(0.07)	(0.28)
Fiscal year ended 9-30-2005	6.50	0.21	(0.13)	0.08	(0.22)	(0.10)	(0.32)
Fiscal year ended 9-30-2004	6.57	0.21	(0.03)	0.18	(0.22)	(0.03)	(0.25)
Class C Shares							
Six-month period ended 3-31-2009 (unaudited)	5.87	0.10	0.02	0.12	(0.10)	—	(0.10)
Fiscal year ended 9-30-2008	6.11	0.20	(0.24)	(0.04)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	6.11	0.21	0.00	0.21	(0.21)	—	(0.21)
Fiscal year ended 9-30-2006	6.26	0.20	(0.07)	0.13	(0.21)	(0.07)	(0.28)
Fiscal year ended 9-30-2005	6.50	0.21	(0.13)	0.08	(0.22)	(0.10)	(0.32)
Fiscal year ended 9-30-2004	6.57	0.21	(0.03)	0.18	(0.22)	(0.03)	(0.25)
Class Y Shares							
Six-month period ended 3-31-2009 (unaudited)	5.88	0.16	0.00	0.16	(0.14)	—	(0.14)
Fiscal year ended 9-30-2008	6.11	0.27	(0.22)	0.05	(0.28)	—	(0.28)
Fiscal year ended 9-30-2007	6.11	0.29	0.00	0.29	(0.29)	—	(0.29)
Fiscal year ended 9-30-2006	6.27	0.28	(0.08)	0.20	(0.29)	(0.07)	(0.36)
Fiscal year ended 9-30-2005	6.50	0.29	(0.12)	0.17	(0.30)	(0.10)	(0.40)
Fiscal year ended 9-30-2004	6.57	0.29	(0.03)	0.26	(0.30)	(0.03)	(0.33)

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2009 (unaudited)	$5.89	0.49%[1]	$860	1.06%[2]	4.19%[2]	1.06%[2]	4.19%[2]	16%
Fiscal year ended 9-30-2008	5.87	0.21%[1]	819	1.03%	4.15%	1.03%	4.15%	37%
Fiscal year ended 9-30-2007	6.11	4.51%[1]	649	1.07%	4.43%	1.10%	4.40%	32%
Fiscal year ended 9-30-2006	6.11	3.02%[1]	587	1.09%	4.28%	—%	—%	53%
Fiscal year ended 9-30-2005	6.27	2.30%[1]	605	1.09%	4.12%	—%	—%	34%
Fiscal year ended 9-30-2004	6.50	3.73%[1]	637	1.07%	4.20%	—%	—%	43%
Class B Shares								
Six-month period ended 3-31-2009 (unaudited)	5.89	-0.50%	28	2.07%[2]	3.18%[2]	—%	—%	16%
Fiscal year ended 9-30-2008	5.87	-0.78%	30	2.04%	3.15%	2.04%	3.15%	37%
Fiscal year ended 9-30-2007	6.11	3.53%	32	2.03%	3.47%	2.06%	3.44%	32%
Fiscal year ended 9-30-2006	6.11	2.18%	35	2.06%	3.31%	—%	—%	53%
Fiscal year ended 9-30-2005	6.26	1.17%	42	2.02%	3.20%	—%	—%	34%
Fiscal year ended 9-30-2004	6.50	2.82%	49	1.99%	3.27%	—%	—%	43%
Class C Shares								
Six-month period ended 3-31-2009 (unaudited)	5.89	-0.37%	17	1.93%[2]	3.32%[2]	—%	—%	16%
Fiscal year ended 9-30-2008	5.87	-0.68%	16	1.92%	3.26%	1.92%	3.26%	37%
Fiscal year ended 9-30-2007	6.11	3.58%	12	1.97%	3.53%	2.00%	3.50%	32%
Fiscal year ended 9-30-2006	6.11	2.26%	13	2.02%	3.36%	—%	—%	53%
Fiscal year ended 9-30-2005	6.26	1.17%	13	2.01%	3.20%	—%	—%	34%
Fiscal year ended 9-30-2004	6.50	2.78%	14	1.99%	3.27%	—%	—%	43%
Class Y Shares								
Six-month period ended 3-31-2009 (unaudited)	5.90	0.97%	12	0.70%[2]	4.58%[2]	—%	—%	16%
Fiscal year ended 9-30-2008	5.88	0.72%	27	0.70%	4.49%	0.70%	4.49%	37%
Fiscal year ended 9-30-2007	6.11	4.87%	28	0.71%	4.78%	0.74%	4.75%	32%
Fiscal year ended 9-30-2006	6.11	3.39%	17	0.73%	4.65%	—%	—%	53%
Fiscal year ended 9-30-2005	6.27	2.67%	15	0.72%	4.49%	—%	—%	34%
Fiscal year ended 9-30-2004	6.50	4.08%	14	0.74%	4.52%	—%	—%	43%

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CASH MANAGEMENT

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2009 (unaudited)	$1.00	$0.01	$ 0.00	$ 0.01	$(0.01)	$ —*	$(0.01)
Fiscal year ended 9-30-2008	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 9-30-2007	1.00	0.05	0.00	0.05	(0.05)	—	(0.05)
Fiscal year ended 9-30-2006	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2005	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Fiscal year ended 9-30-2004	1.00	0.00	0.00	0.00	—*	—	—*
Class B Shares[1]							
Six-month period ended 3-31-2009 (unaudited)	1.00	0.00	0.00	0.00	—*	—*	—*
Fiscal year ended 9-30-2008	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Fiscal year ended 9-30-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2006	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 9-30-2005	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Fiscal year ended 9-30-2004	1.00	0.00	0.00	0.00	—*	—	—*
Class C Shares[1]							
Six-month period ended 3-31-2009 (unaudited)	1.00	0.00	0.00	0.00	—*	—*	—*
Fiscal year ended 9-30-2008	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Fiscal year ended 9-30-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2006	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 9-30-2005	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Fiscal year ended 9-30-2004	1.00	0.00	0.00	0.00	—*	—	—*

*Not shown due to rounding.

(1)Class B and Class C are not available for direct investments.

(2)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver
Class A Shares							
Six-month period ended 3-31-2009 (unaudited)	$1.00	1.79%	$1,543	0.73%[2]	1.47%[2]	—%	—%
Fiscal year ended 9-30-2008	1.00	3.00%	1,275	0.73%	2.87%	—%	—%
Fiscal year ended 9-30-2007	1.00	4.68%	1,032	0.78%	4.59%	—%	—%
Fiscal year ended 9-30-2006	1.00	3.86%	802	0.88%	3.85%	—%	—%
Fiscal year ended 9-30-2005	1.00	1.81%	625	0.92%	1.80%	—%	—%
Fiscal year ended 9-30-2004	1.00	0.32%	683	0.92%	0.32%	—%	—%
Class B Shares[1]							
Six-month period ended 3-31-2009 (unaudited)	1.00	0.83%	23	1.66%[2]	0.54%[2]	1.68%[2]	0.52%[2]
Fiscal year ended 9-30-2008	1.00	2.00%	14	1.70%	1.87%	—%	—%
Fiscal year ended 9-30-2007	1.00	3.64%	10	1.79%	3.58%	—%	—%
Fiscal year ended 9-30-2006	1.00	2.73%	11	1.98%	2.77%	—%	—%
Fiscal year ended 9-30-2005	1.00	0.79%	7	1.93%	0.74%	1.99%	0.67%
Fiscal year ended 9-30-2004	1.00	0.01%	10	1.24%	0.01%	1.96%	-0.71%
Class C Shares[1]							
Six-month period ended 3-31-2009 (unaudited)	1.00	0.86%	20	1.62%[2]	0.58%[2]	1.64%[2]	0.56%[2]
Fiscal year ended 9-30-2008	1.00	2.06%	14	1.65%	1.90%	—%	—%
Fiscal year ended 9-30-2007	1.00	3.71%	8	1.73%	3.64%	—%	—%
Fiscal year ended 9-30-2006	1.00	2.75%	8	1.94%	2.83%	—%	—%
Fiscal year ended 9-30-2005	1.00	0.75%	5	1.96%	0.70%	2.01%	0.65%
Fiscal year ended 9-30-2004	1.00	0.01%	7	1.25%	0.01%	2.03%	-0.77%

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds
FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2009 (unaudited)	$3.70	$0.08	$(0.12)	$(0.04)	$(0.15)	$ —	$(0.15)
Fiscal year ended 9-30-2008	3.85	0.15	(0.13)	0.02	(0.17)	—	(0.17)
Fiscal year ended 9-30-2007	3.65	0.15	0.19	0.34	(0.14)	—	(0.14)
Fiscal year ended 9-30-2006	3.65	0.14	(0.01)	0.13	(0.13)	—	(0.13)
Fiscal year ended 9-30-2005	3.58	0.13	0.07	0.20	(0.13)	—	(0.13)
Fiscal year ended 9-30-2004	3.55	0.13	0.04	0.17	(0.14)	—	(0.14)
Class B Shares							
Six-month period ended 3-31-2009 (unaudited)	3.69	0.08	(0.14)	(0.06)	(0.13)	—	(0.13)
Fiscal year ended 9-30-2008	3.84	0.12	(0.13)	(0.01)	(0.14)	—	(0.14)
Fiscal year ended 9-30-2007	3.65	0.11	0.18	0.29	(0.10)	—	(0.10)
Fiscal year ended 9-30-2006	3.65	0.11	(0.02)	0.09	(0.09)	—	(0.09)
Fiscal year ended 9-30-2005	3.58	0.09	0.08	0.17	(0.10)	—	(0.10)
Fiscal year ended 9-30-2004	3.55	0.09	0.04	0.13	0.10	—	(0.10)
Class C Shares							
Six-month period ended 3-31-2009 (unaudited)	3.70	0.08	(0.14)	(0.06)	(0.14)	—	(0.14)
Fiscal year ended 9-30-2008	3.84	0.12	(0.12)	0.00	(0.14)	—	(0.14)
Fiscal year ended 9-30-2007	3.65	0.12	0.18	0.30	(0.11)	—	(0.11)
Fiscal year ended 9-30-2006	3.65	0.11	(0.02)	0.09	(0.09)	—	(0.09)
Fiscal year ended 9-30-2005	3.58	0.09	0.08	0.17	(0.10)	—	(0.10)
Fiscal year ended 9-30-2004	3.55	0.10	0.04	0.14	(0.11)	—	(0.11)
Class Y Shares							
Six-month period ended 3-31-2009 (unaudited)	3.70	0.11	(0.15)	(0.04)	(0.16)	—	(0.16)
Fiscal year ended 9-30-2008	3.85	0.17	(0.13)	0.04	(0.19)	—	(0.19)
Fiscal year ended 9-30-2007	3.65	0.17	0.19	0.36	(0.16)	—	(0.16)
Fiscal year ended 9-30-2006	3.65	0.16	(0.02)	0.14	(0.14)	—	(0.14)
Fiscal year ended 9-30-2005	3.58	0.14	0.07	0.21	(0.14)	—	(0.14)
Fiscal year ended 9-30-2004	3.55	0.14	0.04	0.18	(0.15)	—	(0.15)

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2009 (unaudited)	$3.51	-6.28%[1]	$496	1.31%[2]	4.36%[2]	1.34%[2]	4.33%[2]	14%
Fiscal year ended 9-30-2008	3.70	0.52%[1]	525	1.20%	3.96%	1.23%	3.93%	41%
Fiscal year ended 9-30-2007	3.85	9.55%[1]	306	1.29%	4.18%	1.32%	4.15%	40%
Fiscal year ended 9-30-2006	3.65	3.49%[1]	254	1.31%	3.94%	1.31%	3.94%	60%
Fiscal year ended 9-30-2005	3.65	5.69%[1]	228	1.28%	3.56%	1.28%	3.56%	30%
Fiscal year ended 9-30-2004	3.58	4.88%[1]	236	1.27%	3.53%	1.27%	3.53%	76%
Class B Shares								
Six-month period ended 3-31-2009 (unaudited)	3.50	-7.33%	13	2.29%[2]	3.38%[2]	2.32%[2]	3.35%[2]	14%
Fiscal year ended 9-30-2008	3.69	-0.36%	18	2.07%	3.09%	2.10%	3.06%	41%
Fiscal year ended 9-30-2007	3.84	8.12%	11	2.34%	3.13%	2.37%	3.10%	40%
Fiscal year ended 9-30-2006	3.65	2.50%	10	2.30%	2.92%	2.30%	2.92%	60%
Fiscal year ended 9-30-2005	3.65	4.67%	9	2.28%	2.57%	2.28%	2.57%	30%
Fiscal year ended 9-30-2004	3.58	3.78%	8	2.34%	2.47%	2.34%	2.47%	76%
Class C Shares								
Six-month period ended 3-31-2009 (unaudited)	3.50	-7.27%	14	2.14%[2]	3.52%[2]	2.17%[2]	3.49%[2]	14%
Fiscal year ended 9-30-2008	3.70	-0.06%	15	2.02%	3.15%	2.05%	3.12%	41%
Fiscal year ended 9-30-2007	3.84	8.24%	7	2.23%	3.24%	2.26%	3.21%	40%
Fiscal year ended 9-30-2006	3.65	2.53%	6	2.24%	3.06%	2.24%	3.06%	60%
Fiscal year ended 9-30-2005	3.65	4.70%	5	2.21%	2.64%	2.21%	2.64%	30%
Fiscal year ended 9-30-2004	3.58	3.96%	4	2.22%	2.59%	2.22%	2.59%	76%
Class Y Shares								
Six-month period ended 3-31-2009 (unaudited)	3.51	-5.96%	19	0.87%[2]	4.81%[2]	0.90%[2]	4.78%[2]	14%
Fiscal year ended 9-30-2008	3.70	0.88%	24	0.83%	4.33%	0.86%	4.30%	41%
Fiscal year ended 9-30-2007	3.85	10.03%	23	0.86%	4.61%	0.89%	4.58%	40%
Fiscal year ended 9-30-2006	3.65	3.91%	20	0.89%	4.36%	0.89%	4.36%	60%
Fiscal year ended 9-30-2005	3.65	6.10%	16	0.89%	3.95%	0.89%	3.95%	30%
Fiscal year ended 9-30-2004	3.58	5.29%	14	0.89%	3.92%	0.89%	3.92%	76%

See Accompanying Notes to Financial Statements.

GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2009							
(unaudited)	$5.52	$0.09	$ 0.20	$ 0.29	$(0.09)	$ —	$(0.09)
Fiscal year ended 9-30-2008	5.42	0.20	0.10	0.30	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.42	0.23	0.00	0.23	(0.23)	—	(0.23)
Fiscal year ended 9-30-2006	5.51	0.22	(0.09)	0.13	(0.22)	—*	(0.22)
Fiscal year ended 9-30-2005	5.62	0.21	(0.07)	0.14	(0.21)	(0.04)	(0.25)
Fiscal year ended 9-30-2004	5.72	0.21	(0.08)	0.13	(0.21)	(0.02)	(0.23)
Class B Shares							
Six-month period ended 3-31-2009							
(unaudited)	5.52	0.06	0.20	0.26	(0.06)	—	(0.06)
Fiscal year ended 9-30-2008	5.42	0.15	0.10	0.25	(0.15)	—	(0.15)
Fiscal year ended 9-30-2007	5.42	0.18	0.00	0.18	(0.18)	—	(0.18)
Fiscal year ended 9-30-2006	5.51	0.17	(0.09)	0.08	(0.17)	—	(0.17)
Fiscal year ended 9-30-2005	5.62	0.16	(0.07)	0.09	(0.16)	(0.04)	(0.20)
Fiscal year ended 9-30-2004	5.72	0.16	(0.08)	0.08	(0.16)	(0.02)	(0.18)
Class C Shares							
Six-month period ended 3-31-2009							
(unaudited)	5.52	0.06	0.20	0.26	(0.06)	—	(0.06)
Fiscal year ended 9-30-2008	5.42	0.15	0.10	0.25	(0.15)	—	(0.15)
Fiscal year ended 9-30-2007	5.42	0.18	0.00	0.18	(0.18)	—	(0.18)
Fiscal year ended 9-30-2006	5.51	0.18	(0.09)	0.09	(0.18)	—	(0.18)
Fiscal year ended 9-30-2005	5.62	0.16	(0.07)	0.09	(0.16)	(0.04)	(0.20)
Fiscal year ended 9-30-2004	5.72	0.17	(0.08)	0.09	(0.17)	(0.02)	(0.19)
Class Y Shares							
Six-month period ended 3-31-2009							
(unaudited)	5.52	0.09	0.20	0.29	(0.09)	—	(0.09)
Fiscal year ended 9-30-2008	5.42	0.22	0.10	0.32	(0.22)	—	(0.22)
Fiscal year ended 9-30-2007	5.42	0.25	0.00	0.25	(0.25)	—	(0.25)
Fiscal year ended 9-30-2006	5.51	0.24	(0.09)	0.15	(0.24)	—	(0.24)
Fiscal year ended 9-30-2005	5.62	0.23	(0.07)	0.16	(0.23)	(0.04)	(0.27)
Fiscal year ended 9-30-2004	5.72	0.24	(0.08)	0.16	(0.24)	(0.02)	(0.26)

 *Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2009 (unaudited)	$5.72	5.49%[1]	$460	1.00%[2]	2.96%[2]	1.05%[2]	2.91%[2]	15%
Fiscal year ended 9-30-2008	5.52	5.60%[1]	345	1.06%	3.58%	1.10%	3.54%	36%
Fiscal year ended 9-30-2007	5.42	4.31%[1]	204	1.11%	4.23%	1.15%	4.19%	43%
Fiscal year ended 9-30-2006	5.42	2.58%[1]	194	1.16%	4.13%	—%	—%	53%
Fiscal year ended 9-30-2005	5.51	2.49%[1]	213	1.17%	3.78%	—%	—%	36%
Fiscal year ended 9-30-2004	5.62	2.06%[1]	221	1.19%	3.82%	—%	—%	13%
Class B Shares								
Six-month period ended 3-31-2009 (unaudited)	5.72	4.52%	19	1.92%[2]	2.04%[2]	1.96%[2]	2.00%[2]	15%
Fiscal year ended 9-30-2008	5.52	4.63%	14	1.99%	2.68%	2.03%	2.64%	36%
Fiscal year ended 9-30-2007	5.42	3.35%	13	2.04%	3.30%	2.08%	3.26%	43%
Fiscal year ended 9-30-2006	5.42	1.64%	15	2.09%	3.20%	—%	—%	53%
Fiscal year ended 9-30-2005	5.51	1.56%	18	2.09%	2.87%	—%	—%	36%
Fiscal year ended 9-30-2004	5.62	1.12%	20	2.12%	2.89%	—%	—%	13%
Class C Shares								
Six-month period ended 3-31-2009 (unaudited)	5.72	4.63%	18	1.81%[2]	2.15%[2]	1.85%[2]	2.11%[2]	15%
Fiscal year ended 9-30-2008	5.52	4.73%	11	1.90%	2.75%	1.94%	2.71%	36%
Fiscal year ended 9-30-2007	5.42	3.41%	8	1.98%	3.37%	2.02%	3.33%	43%
Fiscal year ended 9-30-2006	5.42	1.72%	9	2.01%	3.28%	—%	—%	53%
Fiscal year ended 9-30-2005	5.51	1.62%	11	2.04%	2.92%	—%	—%	36%
Fiscal year ended 9-30-2004	5.62	1.20%	12	2.04%	2.97%	—%	—%	13%
Class Y Shares								
Six-month period ended 3-31-2009 (unaudited)	5.72	5.83%	17	0.71%[2]	3.24%[2]	0.75%[2]	3.20%[2]	15%
Fiscal year ended 9-30-2008	5.52	5.97%	3	0.72%	4.12%	0.76%	4.08%	36%
Fiscal year ended 9-30-2007	5.42	4.71%	14	0.73%	4.60%	0.77%	4.56%	43%
Fiscal year ended 9-30-2006	5.42	3.00%	8	0.76%	4.56%	—%	—%	53%
Fiscal year ended 9-30-2005	5.51	2.91%	5	0.77%	4.19%	—%	—%	36%
Fiscal year ended 9-30-2004	5.62	2.49%	4	0.77%	4.24%	—%	—%	13%

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2009 (unaudited)	$6.31	$0.25	$(0.94)	$(0.69)	$(0.25)	$ —	$(0.25)
Fiscal year ended 9-30-2008	7.28	0.51	(0.95)	(0.44)	(0.53)	—	(0.53)
Fiscal year ended 9-30-2007	7.27	0.53	0.01	0.54	(0.53)	—	(0.53)
Fiscal year ended 9-30-2006	7.39	0.52	(0.13)	0.39	(0.51)	—	(0.51)
Fiscal year ended 9-30-2005	7.55	0.52	(0.17)	0.35	(0.51)	—	(0.51)
Fiscal year ended 9-30-2004	7.39	0.51	0.17	0.68	(0.52)	—	(0.52)
Class B Shares							
Six-month period ended							
3-31-2009 (unaudited)	6.30	0.22	(0.93)	(0.71)	(0.22)	—	(0.22)
Fiscal year ended 9-30-2008	7.28	0.44	(0.95)	(0.51)	(0.47)	—	(0.47)
Fiscal year ended 9-30-2007	7.26	0.46	0.02	0.48	(0.46)	—	(0.46)
Fiscal year ended 9-30-2006	7.39	0.45	(0.14)	0.31	(0.44)	—	(0.44)
Fiscal year ended 9-30-2005	7.55	0.45	(0.17)	0.28	(0.44)	—	(0.44)
Fiscal year ended 9-30-2004	7.39	0.44	0.16	0.60	(0.44)	—	(0.44)
Class C Shares							
Six-month period ended							
3-31-2009 (unaudited)	6.30	0.23	(0.93)	(0.70)	(0.23)	—	(0.23)
Fiscal year ended 9-30-2008	7.28	0.44	(0.95)	(0.51)	(0.47)	—	(0.47)
Fiscal year ended 9-30-2007	7.26	0.46	0.02	0.48	(0.46)	—	(0.46)
Fiscal year ended 9-30-2006	7.39	0.45	(0.13)	0.32	(0.45)	—	(0.45)
Fiscal year ended 9-30-2005	7.55	0.45	(0.17)	0.28	(0.44)	—	(0.44)
Fiscal year ended 9-30-2004	7.39	0.44	0.17	0.61	(0.45)	—	(0.45)
Class Y Shares							
Six-month period ended							
3-31-2009 (unaudited)	6.31	0.26	(0.93)	(0.67)	(0.26)	—	(0.26)
Fiscal year ended 9-30-2008	7.29	0.53	(0.96)	(0.43)	(0.55)	—	(0.55)
Fiscal year ended 9-30-2007	7.27	0.55	0.02	0.57	(0.55)	—	(0.55)
Fiscal year ended 9-30-2006	7.39	0.54	(0.12)	0.42	(0.54)	—	(0.54)
Fiscal year ended 9-30-2005	7.55	0.55	(0.18)	0.37	(0.53)	—	(0.53)
Fiscal year ended 9-30-2004	7.40	0.54	0.15	0.69	(0.54)	—	(0.54)

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Annualized.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2009 (unaudited)	$5.37	-14.03%[1]	$802	1.22%[2]	9.38%[2]	1.25%[2]	9.35%[2]	13%
Fiscal year ended 9-30-2008	6.31	-6.39%[1]	824	1.12%	7.38%	1.15%	7.35%	30%
Fiscal year ended 9-30-2007	7.28	7.74%[1]	922	1.12%	7.17%	1.15%	7.14%	59%
Fiscal year ended 9-30-2006	7.27	5.40%[1]	847	1.15%	7.12%	—%	—%	47%
Fiscal year ended 9-30-2005	7.39	4.77%[1]	856	1.14%	6.93%	—%	—%	40%
Fiscal year ended 9-30-2004	7.55	9.44%[1]	870	1.11%	6.83%	—%	—%	65%
Class B Shares								
Six-month period ended 3-31-2009 (unaudited)	5.37	-14.75%	21	2.33%[2]	8.27%[2]	2.36%[2]	8.24%[2]	13%
Fiscal year ended 9-30-2008	6.30	-7.42%	24	2.12%	6.38%	2.15%	6.35%	30%
Fiscal year ended 9-30-2007	7.28	6.70%	33	2.09%	6.20%	2.12%	6.17%	59%
Fiscal year ended 9-30-2006	7.26	4.73%	33	2.13%	6.14%	—%	—%	47%
Fiscal year ended 9-30-2005	7.39	3.75%	36	2.11%	5.95%	—%	—%	40%
Fiscal year ended 9-30-2004	7.55	8.37%	36	2.08%	5.86%	—%	—%	65%
Class C Shares								
Six-month period ended 3-31-2009 (unaudited)	5.37	-14.63%	19	2.13%[2]	8.43%[2]	2.16%[2]	8.40%[2]	13%
Fiscal year ended 9-30-2008	6.30	-7.35%	13	2.05%	6.45%	2.08%	6.42%	30%
Fiscal year ended 9-30-2007	7.28	6.74%	17	2.04%	6.25%	2.07%	6.22%	59%
Fiscal year ended 9-30-2006	7.26	4.47%	15	2.06%	6.20%	—%	—%	47%
Fiscal year ended 9-30-2005	7.39	3.82%	16	2.04%	6.02%	—%	—%	40%
Fiscal year ended 9-30-2004	7.55	8.46%	15	2.01%	5.93%	—%	—%	65%
Class Y Shares								
Six-month period ended 3-31-2009 (unaudited)	5.38	-13.58%	51	0.82%[2]	9.76%[2]	0.85%[2]	9.73%[2]	13%
Fiscal year ended 9-30-2008	6.31	-6.09%	39	0.79%	7.71%	0.82%	7.68%	30%
Fiscal year ended 9-30-2007	7.29	7.93%	38	0.80%	7.50%	0.83%	7.47%	59%
Fiscal year ended 9-30-2006	7.27	5.89%	28	0.82%	7.44%	—%	—%	47%
Fiscal year ended 9-30-2005	7.39	5.07%	24	0.83%	7.24%	—%	—%	40%
Fiscal year ended 9-30-2004	7.55	9.62%	20	0.83%	7.13%	—%	—%	65%

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2009 (unaudited)	$6.63	$ 0.14	$ 0.15	$ 0.29	$(0.14)	$ —	$(0.14)
Fiscal year ended 9-30-2008	6.92	0.26	(0.28)	(0.02)	(0.27)	—	(0.27)
Fiscal year ended 9-30-2007	6.99	0.27	(0.08)	0.19	(0.26)	—	(0.26)
Fiscal year ended 9-30-2006	7.02	0.26	(0.03)	0.23	(0.26)	—	(0.26)
Fiscal year ended 9-30-2005	7.10	0.25	(0.08)	0.17	(0.25)	—	(0.25)
Fiscal year ended 9-30-2004	7.09	0.25	0.01	0.26	(0.25)	—	(0.25)
Class B Shares							
Six-month period ended							
3-31-2009 (unaudited)	6.62	0.11	0.15	0.26	(0.11)	—	(0.11)
Fiscal year ended 9-30-2008	6.92	0.20	(0.29)	(0.09)	(0.21)	—	(0.21)
Fiscal year ended 9-30-2007	6.98	0.21	(0.07)	0.14	(0.20)	—	(0.20)
Fiscal year ended 9-30-2006	7.01	0.19	(0.03)	0.16	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	7.10	0.19	(0.09)	0.10	(0.19)	—	(0.19)
Fiscal year ended 9-30-2004	7.08	0.18	0.02	0.20	(0.18)	—	(0.18)
Class C Shares							
Six-month period ended							
3-31-2009 (unaudited)	6.62	0.11	0.15	0.26	(0.11)	—	(0.11)
Fiscal year ended 9-30-2008	6.92	0.20	(0.29)	(0.09)	(0.21)	—	(0.21)
Fiscal year ended 9-30-2007	6.98	0.21	(0.07)	0.14	(0.20)	—	(0.20)
Fiscal year ended 9-30-2006	7.01	0.19	(0.03)	0.16	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	7.10	0.18	(0.09)	0.09	(0.18)	—	(0.18)
Fiscal year ended 9-30-2004	7.08	0.18	0.02	0.20	(0.18)	—	(0.18)
Class Y Shares[4]							
Six-month period ended							
3-31-2009 (unaudited)	6.62	0.14[3]	0.15[3]	0.29	(0.13)	—	(0.13)
Fiscal year ended 9-30-2008	6.92	0.30[3]	(0.29)[3]	0.01	(0.31)	—	(0.31)
Fiscal year ended 9-30-2007	6.99	0.29[3]	(0.07)[3]	0.22	(0.29)	—	(0.29)
Fiscal year ended 9-30-2006	7.02	0.28[3]	(0.03)[3]	0.25	(0.28)	—	(0.28)
Fiscal year ended 9-30-2005	7.10	0.27[3]	(0.08)[3]	0.19	(0.27)	—	(0.27)
Fiscal year ended 9-30-2004	7.09	0.19[3]	0.08[3]	0.27	(0.26)	—	(0.26)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Annualized.

(3)Based on average weekly shares outstanding.

(4)Class is closed to investment.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2009 (unaudited)	$6.78	2.45%[1]	$544	0.93%[2]	4.17%[2]	0.97%[2]	4.13%[2]	17%
Fiscal year ended 9-30-2008	6.63	-0.39%[1]	503	0.93%	3.82%	0.97%	3.78%	20%
Fiscal year ended 9-30-2007	6.92	2.84%[1]	499	0.95%	3.99%	0.99%	3.95%	5%
Fiscal year ended 9-30-2006	6.99	3.32%[1]	536	0.92%	3.71%	—%	—%	16%
Fiscal year ended 9-30-2005	7.02	2.43%[1]	589	0.91%	3.57%	—%	—%	14%
Fiscal year ended 9-30-2004	7.10	3.69%[1]	647	0.90%	3.50%	—%	—%	24%
Class B Shares								
Six-month period ended 3-31-2009 (unaudited)	6.77	1.59%	3	1.90%[2]	3.20%[2]	1.93%[2]	3.17%[2]	17%
Fiscal year ended 9-30-2008	6.62	-1.38%	3	1.86%	2.89%	1.90%	2.85%	20%
Fiscal year ended 9-30-2007	6.92	2.03%	4	1.88%	3.05%	1.92%	3.01%	5%
Fiscal year ended 9-30-2006	6.98	2.37%	4	1.85%	2.78%	—%	—%	16%
Fiscal year ended 9-30-2005	7.01	1.36%	5	1.82%	2.66%	—%	—%	14%
Fiscal year ended 9-30-2004	7.10	2.89%	6	1.79%	2.60%	—%	—%	24%
Class C Shares								
Six-month period ended 3-31-2009 (unaudited)	6.77	1.59%	7	1.82%[2]	3.28%[2]	1.85%[2]	3.25%[2]	17%
Fiscal year ended 9-30-2008	6.62	-1.39%	4	1.87%	2.88%	1.91%	2.84%	20%
Fiscal year ended 9-30-2007	6.92	2.00%	3	1.90%	3.03%	1.94%	2.99%	5%
Fiscal year ended 9-30-2006	6.98	2.34%	4	1.89%	2.74%	—%	—%	16%
Fiscal year ended 9-30-2005	7.01	1.32%	4	1.85%	2.63%	—%	—%	14%
Fiscal year ended 9-30-2004	7.10	2.87%	5	1.83%	2.57%	—%	—%	24%
Class Y Shares[4]								
Six-month period ended 3-31-2009 (unaudited)	6.78	2.49%	—*	0.83%[2]	4.27%[2]	0.86%[2]	4.24%[2]	17%
Fiscal year ended 9-30-2008	6.62	-0.01%	—*	0.87%	4.29%	0.91%	4.25%	20%
Fiscal year ended 9-30-2007	6.92	3.17%	—*	0.71%	4.27%	0.75%	4.23%	5%
Fiscal year ended 9-30-2006	6.99	3.63%	—*	0.62%	4.03%	—%	—%	16%
Fiscal year ended 9-30-2005	7.02	2.72%	—*	0.60%	3.90%	—%	—%	14%
Fiscal year ended 9-30-2004	7.10	3.92%	—*	0.72%	3.62%	—%	—%	24%

See Accompanying Notes to Financial Statements.

MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2009 (unaudited)	$4.48	$0.12	$(0.42)	$(0.30)	$(0.12)	$ —	$(0.12)
Fiscal year ended 9-30-2008	5.00	0.24	(0.52)	(0.28)	(0.24)	—	(0.24)
Fiscal year ended 9-30-2007	5.10	0.24	(0.10)	0.14	(0.24)	—	(0.24)
Fiscal year ended 9-30-2006	4.98	0.24	0.12	0.36	(0.24)	—	(0.24)
Fiscal year ended 9-30-2005	4.88	0.26	0.10	0.36	(0.26)	—	(0.26)
Fiscal year ended 9-30-2004	4.83	0.26	0.05	0.31	(0.26)	—	(0.26)
Class B Shares							
Six-month period ended							
3-31-2009 (unaudited)	4.48	0.10	(0.42)	(0.32)	(0.10)	—	(0.10)
Fiscal year ended 9-30-2008	5.00	0.20	(0.52)	(0.32)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.10	0.19	(0.10)	0.09	(0.19)	—	(0.19)
Fiscal year ended 9-30-2006	4.98	0.19	0.12	0.31	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	4.88	0.21	0.10	0.31	(0.21)	—	(0.21)
Fiscal year ended 9-30-2004	4.83	0.22	0.05	0.27	(0.22)	—	(0.22)
Class C Shares							
Six-month period ended							
3-31-2009 (unaudited)	4.48	0.10	(0.42)	(0.32)	(0.10)	—	(0.10)
Fiscal year ended 9-30-2008	5.00	0.19	(0.51)	(0.32)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.10	0.19	(0.10)	0.09	(0.19)	—	(0.19)
Fiscal year ended 9-30-2006	4.98	0.19	0.12	0.31	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	4.88	0.21	0.10	0.31	(0.21)	—	(0.21)
Fiscal year ended 9-30-2004	4.83	0.22	0.05	0.27	(0.22)	—	(0.22)
Class Y Shares[3]							
Six-month period ended							
3-31-2009 (unaudited)	4.48	0.12	(0.42)	(0.30)	(0.12)	—	(0.12)
Fiscal year ended 9-30-2008	5.00	0.24	(0.51)	(0.27)	(0.25)	—	(0.25)
Fiscal year ended 9-30-2007	5.10	0.25	(0.10)	0.15	(0.25)	—	(0.25)
Fiscal year ended 9-30-2006	4.98	0.25	0.12	0.37	(0.25)	—	(0.25)
Fiscal year ended 9-30-2005	4.88	0.27	0.10	0.37	(0.27)	—	(0.27)
Fiscal year ended 9-30-2004	4.83	0.27	0.05	0.32	(0.27)	—	(0.27)

*Not shown due to rounding.

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

(2)Annualized.

(3)Class is closed to investment.

Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2009 (unaudited)	$4.06	-9.06%[1]	$409	0.96%[2]	5.95%[2]	1.00%[2]	5.91%[2]	24%
Fiscal year ended 9-30-2008	4.48	-5.82%[1]	445	0.90%	4.92%	0.94%	4.88%	26%
Fiscal year ended 9-30-2007	5.00	2.68%[1]	497	0.97%	4.67%	1.01%	4.63%	33%
Fiscal year ended 9-30-2006	5.10	7.37%[1]	467	0.98%	4.72%	—%	—%	29%
Fiscal year ended 9-30-2005	4.98	7.45%[1]	407	0.97%	5.18%	—%	—%	24%
Fiscal year ended 9-30-2004	4.88	6.66%[1]	386	0.95%	5.41%	—%	—%	28%
Class B Shares								
Six-month period ended 3-31-2009 (unaudited)	4.06	-9.84%	4	1.84%[2]	5.09%[2]	1.88%[2]	5.05%[2]	24%
Fiscal year ended 9-30-2008	4.48	-6.63%	5	1.75%	4.05%	1.79%	4.01%	26%
Fiscal year ended 9-30-2007	5.00	1.81%	7	1.82%	3.81%	1.86%	3.77%	33%
Fiscal year ended 9-30-2006	5.10	6.47%	7	1.82%	3.89%	—%	—%	29%
Fiscal year ended 9-30-2005	4.98	6.53%	7	1.83%	4.31%	—%	—%	24%
Fiscal year ended 9-30-2004	4.88	5.75%	6	1.81%	4.55%	—%	—%	28%
Class C Shares								
Six-month period ended 3-31-2009 (unaudited)	4.06	-9.86%	11	1.87%[2]	5.06%[2]	1.91%[2]	5.02%[2]	24%
Fiscal year ended 9-30-2008	4.48	-6.67%	13	1.79%	4.02%	1.83%	3.98%	26%
Fiscal year ended 9-30-2007	5.00	1.77%	13	1.87%	3.77%	1.91%	3.73%	33%
Fiscal year ended 9-30-2006	5.10	6.43%	13	1.86%	3.82%	—%	—%	29%
Fiscal year ended 9-30-2005	4.98	6.49%	9	1.87%	4.26%	—%	—%	24%
Fiscal year ended 9-30-2004	4.88	5.71%	5	1.85%	4.49%	—%	—%	28%
Class Y Shares[3]								
Six-month period ended 3-31-2009 (unaudited)	4.06	-8.98%	—*	0.95%[2]	5.97%[2]	0.99%[2]	5.93%[2]	24%
Fiscal year ended 9-30-2008	4.48	-5.67%	—*	0.70%	5.03%	0.74%	4.99%	26%
Fiscal year ended 9-30-2007	5.00	2.92%	—*	0.75%	4.90%	0.79%	4.86%	33%
Fiscal year ended 9-30-2006	5.10	7.61%	—*	0.75%	4.96%	—%	—%	29%
Fiscal year ended 9-30-2005	4.98	7.67%	—*	0.76%	5.38%	—%	—%	24%
Fiscal year ended 9-30-2004	4.88	6.87%	—*	0.75%	5.78%	—%	—%	28%

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds *(amounts in thousands)* MARCH 31, 2009 (UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

On January 30, 2009, each of the 21 series of Waddell & Reed Advisors Funds, a Delaware statutory trust (Trust) became the successor to one of 16 Maryland corporations, or to a series of these Maryland corporations ("Corporations"), pursuant to a Plan of Reorganization and Termination that was approved by shareholders of each fund (each, a "Reorganization" and collectively, "the Reorganizations"). The Reorganizations were accomplished through tax-free exchanges of shares, which had no impact on net assets, operations and number of shares outstanding. The Trust is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a Fund) are each a series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in that Fund's prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company (WRIMCO or the Manager).

Each Fund (except Cash Management, Municipal Bond Fund and Municipal High Income Fund, which do not offer Class Y) offers Class A, Class B, Class C and Class Y shares. Class B and Class C shares of Cash Management are closed to direct investment. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge (CDSC). Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Earnings, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Securities Valuation. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices. Security prices are based on quotes that are obtained from an independent pricing service approved by the Board of Trustees.

To determine values of fixed-income securities, the independent pricing service takes into consideration such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities which cannot be valued by the independent pricing service are valued using valuations obtained from dealers that make markets in the securities.

Options and swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the mean between the last bid and asked price. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investments in other Funds, are valued at the net asset value at the close of each business day.

Forward foreign currency exchange contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service.

Senior loans are valued using a composite price from more than one broker or dealer as obtained from an independent pricing service.

Short-term securities are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the U.S. markets, events may occur between the close of the foreign market and the close of the U.S. markets that could have a material impact on the valuation of foreign securities. The Funds, under the supervision of the Board of Trustees, evaluates the impacts of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the U.S. markets. As of March 31, 2009, the following Fund had aggregate investments valued at fair value as shown:

Fund Name	Total Amount of Fair Valued Securities	Percent of Net Assets
Government Securities Fund	$ 1,856	0.36 %

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign

securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date.

Securities on a When-Issued or Delayed Delivery Basis. Each Fund may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by the Fund on a when-issued basis normally takes place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When the Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield it considers advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Global Bond Fund, High Income Fund and Municipal High Income Fund may invest in high-yield, non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. A Fund may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default. As of March 31, 2009, Global Bond Fund held defaulted securities with an aggregate market value of $35 representing 0.01% of the Fund's net assets. As of March 31, 2009, High Income Fund held defaulted securities with an aggregate market value of $1,149 representing 0.13% of the Fund's net assets. As of March 31, 2009, Municipal High Income Fund held defaulted securities with an aggregate market value of $1,285 representing 0.30% of the Fund's net assets.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Each Fund may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. As required by Financial Accounting Standards Board No. 48 "Accounting for Uncertainty in Income Taxes: (FIN 48), management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of March 31, 2009, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for years after 2004.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the Federal Funds Rate plus 0.50%. The "Earnings credit" line item, if applicable, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees' Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of each Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying investments of the deferred plan are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown as this would be dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Treasury's Temporary Guarantee Program. On October 3, 2008, the Board of Directors (now Board of Trustees) approved the participation by Cash Management in the U.S. Department of the Treasury's Temporary Guarantee Program for Money Market Funds through December 18, 2008 (the Program). Participation in the Program required a payment to the Treasury

Department of 0.01% based on the net asset value of Cash Management as of September 19, 2008. On November 24, 2008, the Treasury Department announced its decision to extend the Program for the period from December 19, 2008 through April 30, 2009; on March 31, 2009 the Program was extended to September 18, 2009 (the Extended Program). The Board of Directors (now Trustees) unanimously approved the continued participation of Cash Management in the Extended Program. Participation in the Extended Program required a payment to the Treasury Department of 0.015% of the net asset value of Cash Management as of September 19, 2008. The above expenses have been borne by Cash Management without regard to any contractual or voluntary expense limitation currently in effect for the Fund.

Recent Accounting Pronouncements. In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Trust will institute SFAS 161 during the fiscal year ending September 30, 2010 and its potential impact, if any, on the financial statements is currently being assessed by management.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Trust's investment manager. WRIMCO provides investment advice, for which services it is paid a fee. Until September 30, 2006, the fee was payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Cash Management	All levels	0.400%
Global Bond Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%

Fund (Continued)	Net Asset Breakpoints	Annual Rate
Government Securities Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
High Income Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Municipal Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Municipal High Income Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 14), the fee is payable at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Bond Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Cash Management	All levels	0.400%
Global Bond Fund	Up to $500 Million	0.590%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Government Securities Fund	Up to $500 Million	0.460%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
High Income Fund	Up to $500 Million	0.575%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Municipal Bond Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Municipal High Income Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

Effective October 8, 2007, upon completion of the merger of Limited-Term Bond Fund into Bond Fund (see Note 12), the fee for Bond Fund is as follows: 0.475% of net assets up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

The management fee for each Fund as described above is accrued and paid daily.

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an affiliate of W&R. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee		
Average Net Asset Level (in millions)		Annual Fee Rate for Each Level
From $ 0 to $ 10		$ 0
From $ 10 to $ 25		$ 11.5
From $ 25 to $ 50		$ 23.1
From $ 50 to $ 100		$ 35.5
From $ 100 to $ 200		$ 48.4
From $ 200 to $ 350		$ 63.2
From $ 350 to $ 550		$ 82.5
From $ 550 to $ 750		$ 96.3
From $ 750 to $ 1,000		$ 121.6
From $1,000 and Over		$ 148.5

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WRSCO a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived by WRSCO until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WRSCO, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958. Cash Management pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries.

Non-networked accounts. Each Fund pays WRSCO an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WRSCO has agreed to reduce that fee if the number of total shareholders accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Ivy Funds and Ivy Funds, Inc.) reaches certain levels.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agency and other shareholder-related services that would otherwise be provided by WRSCO if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate (e.g., 0.30%) fee, based on the average daily net assets of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Corporations on behalf of the predecessor to each Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940 that ended upon the Reorganization, the predecessor to each Fund, other than Cash Management, was permitted to pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee was paid to reimburse W&R for amounts it expended in connection the distribution of Class A shares and/or provision of personal services to Class A shareholders and/or maintenance of Class A shareholder accounts. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the Investment Company Act effective upon the Reorganization ("Current Class A Plan"), each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or third parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average net Class A assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments for these Funds up to a maximum of 0.25% of that Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the six-month period ended March 31, 2009, W&R received the following amounts in sales commissions and CDSC:

	Gross Sales Commissions	CDSC		
		Class A	Class B	Class C
Bond Fund.	$ 754	$ 6	$ 18	$ 4
Cash Management.	—	1,305	52	13
Global Bond Fund	510	2	7	5
Government Securities Fund.	634	26	12	8
High Income Fund	893	1	15	2
Municipal Bond Fund	254	1	2	2
Municipal High Income Fund	234	5	3	5

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the six-month period ended March 31, 2009, the following amounts were paid for such commissions:

Bond Fund	$ 468
Cash Management.	5,483
Global Bond Fund	323
Government Securities Fund	429
High Income Fund	550
Municipal Bond Fund	180
Municipal High Income Fund	160

Expense Reimbursements and/or Waivers. WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain the yield at 0.20%. This reimbursement serves to reduce shareholder servicing. For the six months ended March 31, 2009, the following expenses were reimbursed:

Cash Management, Class B	$ 2
Cash Management, Class C	2

During the six-month period ended March 31, 2009, the following amounts were waived as a result of the reduced management fees related to the NYAG settlement (discussed in Note 14):

Cash Management.	$ 4
Global Bond Fund	87
Government Securities Fund	97
High Income Fund	125
Municipal Bond Fund	100
Municipal High Income Fund	82

For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average net Class A assets on an annual basis. During the six-month period ended March 31, 2009, the following amounts were waived as a result of the reduced Rule 12b-1 fees:

Bond Fund	$ 18
Government Securities Fund	14
Municipal Bond Fund	11
Municipal High Income Fund	2

Any amounts due to the funds as a reimbursement but not paid as of March 31, 2009 are shown as a receivable from affiliate on the Statement of Assets and Liabilities.

3. INVESTMENT VALUATIONS

The Funds have adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No.157, Fair Value Measurements (FAS 157). In accordance with FAS 157, fair value is defined as the price that each Fund would receive upon selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above FAS 157 fair value hierarchy levels as of March 31, 2009

Fund	Investments	Other Financial Instruments+
Bond Fund		
Level One – Quoted Prices	$ —	$ —
Level Two – Other Significant Observable Inputs	902,360	—
Level Three – Significant Unobservable Inputs	10,797	—
Total	$ 913,157	$ —

+*Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.*

Fund (Continued)	Investments	Other Financial Instruments+
Cash Management		
Level One – Quoted Prices.	$ —	$ —
Level Two – Other Significant Observable Inputs	1,586,647	—
Level Three – Significant Unobservable Inputs	—	—
Total.	**$1,586,647**	**$ —**
Global Bond Fund		
Level One – Quoted Prices.	$ —	$ —
Level Two – Other Significant Observable Inputs	524,183	12,703
Level Three – Significant Unobservable Inputs	1,663	—
Total.	**$ 525,846**	**$12,703**
Government Securities Fund		
Level One – Quoted Prices.	$ —	$ —
Level Two – Other Significant Observable Inputs	507,576	—
Level Three – Significant Unobservable Inputs	3,925	—
Total.	**$ 511,501**	**$ —**
High Income Fund		
Level One – Quoted Prices.	$ 5,797	$ —
Level Two – Other Significant Observable Inputs	881,279	—
Level Three – Significant Unobservable Inputs	5,086	—
Total.	**$ 892,162**	**$ —**
Municipal Bond Fund		
Level One – Quoted Prices.	$ —	$ —
Level Two – Other Significant Observable Inputs	556,735	—
Level Three – Significant Unobservable Inputs	—	—
Total.	**$ 556,735**	**$ —**
Municipal High Income Fund		
Level One – Quoted Prices.	$ —	$ —
Level Two – Other Significant Observable Inputs	419,913	—
Level Three – Significant Unobservable Inputs	—	—
Total.	**$ 419,913**	**$ —**

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

Fund	Investments	Other Financial Instruments+
Bond Fund		
Beginning balance 10/1/08	$ 4,372	$ —
Net realized gain (loss)	5	—
Net unrealized appreciation (depreciation)	(3,127)	—
Net purchases (sales)	(280)	—
Transfers in and/or (out) of Level 3 during the period	9,827	—
Ending Balance 03/31/09	**$ 10,797**	**$ —**
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 03/31/09*	**$ (3,083)**	**$ —**

*Net change in unrealized appreciation (depreciation) includes $6 from change in accrued amortization.

Global Bond Fund		
Beginning balance 10/1/08	$ 4,783	$ —
Net realized gain (loss)	—	—
Net unrealized appreciation (depreciation)	(667)	—
Net purchases (sales)	—	—
Transfers in and/or (out) of Level 3 during the period	(2,453)	—
Ending Balance 03/31/09	**$ 1,663**	**$ —**
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 03/31/09*	**$ (667)**	**$ —**

*Net change in unrealized appreciation (depreciation) includes $(11) from change in accrued amortization.

Government Securities Fund		
Beginning balance 10/1/08	$ 2,279	$ —
Net realized gain (loss)	—	—
Net unrealized appreciation (depreciation)	(22)	—
Net purchases (sales)	(401)	—
Transfers in and/or (out) of Level 3 during the period	2,069	—
Ending Balance 03/31/09	**$ 3,925**	**$ —**
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 03/31/09	**$ (12)**	**$ —**

High Income Fund		
Beginning balance 10/1/08	$ 7,997	$ —
Net realized gain (loss)	—	—
Net unrealized appreciation (depreciation)	(677)	—
Net purchases (sales)	(239)	—
Transfers in and/or (out) of Level 3 during the period	(1,995)	—
Ending Balance 03/31/09	**$ 5,086**	**$ —**
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 03/31/09	**$ (750)**	**$ —**

+Other financial instruments are derivative instruments not reflected in the Schedule of Investments, such as written options, futures, forward foreign currency contracts and swap contracts.

4. INVESTMENT SECURITIES TRANSACTIONS

For the six-month period ended March 31, 2009, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
Bond Fund	$ 148,437	$ 31,668
Cash Management	—	—
Global Bond Fund	85,517	30,588
Government Securities Fund	—	—
High Income Fund	184,653	95,852
Municipal Bond Fund	129,048	85,715
Municipal High Income Fund	105,882	97,829

Purchases and proceeds from maturities and sales of U.S. Government securities were:

	Purchases	Sales
Bond Fund	$ 8,265	$ 104,786
Global Bond Fund	8,364	38,985
Government Securities Fund	246,777	73,993

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended September 30, 2008 and the related net capital losses and post-October activity were as follows:

	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
Net ordinary income	$36,745	$33,763	$30,011	$10,011	$71,073	$19,579	$24,363
Distributed ordinary income	36,323	33,966	20,950	10,028	74,349	19,853	24,603
Undistributed ordinary income	1,387	360	11,367	96	660	184	271
Realized long term capital gains . .	—	—	—	—	—	—	—
Distributed long term capital gains	—	—	—	—	—	—	—
Undistributed long term capital gains	—	—	—	—	—	—	—
Post-October losses deferred	—	34	—	—	30,815	—	—

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following table shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Bond Fund	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
September 30, 2009	$ —	$39,441	$ —	$ 19,271	$ —	$ 3,504
September 30, 2010	—	10,992	—	48,079	8,932	11,473
September 30, 2011	—	1,274	—	74,474	—	3,930
September 30, 2012	—	—	—	—	—	4,152
September 30, 2013	—	—	—	—	—	5,048
September 30, 2014	—	—	—	—	115	—
September 30, 2015	5,689	—	923	—	1,919	420
Total carryover	$ 5,689	$51,707	$ 923	$141,824	$10,966	$28,527

Waddell & Reed Advisors Limited-Term Bond Fund was merged into Waddell & Reed Advisors Bond Fund as of October 8, 2007 (See Note 12). At the time of the merger, Waddell & Reed Advisors Limited-Term Bond Fund had capital loss carryovers available to offset future gains of the Waddell & Reed Advisors Bond Fund. These carryovers amount to $439 as of September 30, 2008 and will expire if not utilized by September 30, 2015.

6. MULTICLASS OPERATIONS

Transactions in capital stock are summarized below.

	Six months ended 3-31-09		Fiscal year ended 9-30-08	
Bond Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	30,013	$ 175,600	45,497	$ 277,384
Class B	765	4,476	925	5,617
Class C	765	4,476	909	5,488
Class Y	206	1,199	165	748
Shares issued in connection with merger of Waddell & Reed Advisors Limited-Term Bond Fund:				
Class A	—	—	13,636	83,161
Class B	—	—	785	4,781
Class C	—	—	549	3,342
Class Y	—	—	107	653
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	2,927	17,040	5,260	31,902
Class B	79	462	172	1,043
Class C	46	267	86	524
Class Y	64	370	210	1,274
Shares redeemed:				
Class A	(26,487)	(154,693)	(31,045)	(188,572)
Class B	(1,196)	(6,987)	(2,128)	(12,939)
Class C	(655)	(3,830)	(908)	(5,497)
Class Y	(2,898)	(16,842)	(372)	(2,266)
Net increase	3,629	$ 21,538	33,848	$ 206,643

	Six months ended 3-31-09		Fiscal year ended 9-30-08	
Cash Management	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	1,637,127	$ 1,637,127	3,304,562	$ 3,304,562
Class B**	24,577	24,577	24,916	24,916
Class C**	19,363	19,363	25,444	25,444
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	10,573	10,573	32,771	32,771
Class B**	61	61	204	204
Class C**	56	56	182	182
Shares redeemed:				
Class A	(1,380,496)	(1,380,496)	(3,094,085)	(3,094,085)
Class B**	(15,001)	(15,001)	(21,253)	(21,253)
Class C**	(14,072)	(14,072)	(19,128)	(19,128)
Net increase	282,188	$ 282,188	253,613	$ 253,613

**Class B and Class C are not available for direct investments.*

Global Bond Fund	Six months ended 3-31-09		Fiscal year ended 9-30-08	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	29,064	$ 101,394	79,060	$ 309,621
Class B	780	2,736	2,945	11,528
Class C	973	3,396	3,163	12,402
Class Y	243	852	438	1,708
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	5,747	19,594	4,699	18,302
Class B	147	499	141	551
Class C	144	490	111	432
Class Y	248	848	301	1,172
Shares redeemed:				
Class A	(35,160)	(123,189)	(21,272)	(82,705)
Class B	(1,988)	(7,026)	(942)	(3,656)
Class C	(1,407)	(4,943)	(1,023)	(3,985)
Class Y	(1,449)	(4,999)	(448)	(1,752)
Net increase (decrease)	(2,658)	$ (10,348)	67,173	$ 263,618

Government Securities Fund	Six months ended 3-31-09		Fiscal year ende 9-30-08	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	45,669	$ 256,523	33,770	$ 187,138
Class B	1,543	8,637	742	4,106
Class C	2,266	12,707	1,098	6,114
Class Y	2,789	15,844	345	1,903
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	1,171	6,633	1,590	8,770
Class B	33	189	61	340
Class C	33	189	44	245
Class Y	35	197	57	316
Shares redeemed:				
Class A	(28,972)	(163,921)	(10,630)	(58,693)
Class B	(853)	(4,830)	(634)	(3,503)
Class C	(1,153)	(6,522)	(562)	(3,092)
Class Y	(291)	(1,642)	(2,446)	(13,549)
Net increase	22,270	$ 124,004	23,435	$ 130,095

High Income Fund	Six months ended 3-31-09		Fiscal year ended 9-30-08	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	36,050	$ 191,862	23,750	$ 163,874
Class B	886	4,709	502	3,456
Class C	1,750	9,354	561	3,881
Class Y	3,770	19,515	2,239	15,668
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	5,938	31,391	9,109	62,707
Class B	149	785	258	1,779
Class C	100	527	138	953
Class Y	384	2,027	468	3,217
Shares redeemed:				
Class A	(23,192)	(124,541)	(28,783)	(198,157)
Class B	(953)	(5,068)	(1,546)	(10,691)
Class C	(502)	(2,687)	(833)	(5,753)
Class Y	(835)	(4,489)	(1,836)	(12,676)
Net increase	23,545	$ 123,385	4,027	$ 28,258

Municipal Bond Fund	Six months ended 3-31-09		Fiscal year ended 9-30-08	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	11,283	$ 74,699	11,228	$ 77,270
Class B	77	506	32	219
Class C	519	3,435	274	1,884
Class Y**.	—	—*	—*	—*
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	1,378	9,108	2,386	16,446
Class B	6	43	14	94
Class C	14	91	16	112
Class Y**.	—*	—*	—*	1
Shares redeemed:				
Class A	(8,228)	(54,490)	(9,858)	(67,918)
Class B	(120)	(797)	(112)	(769)
Class C	(128)	(844)	(165)	(1,129)
Class Y**.	—*	(1)	—*	(4)
Net increase	4,801	$ 31,750	3,815	$ 26,206

Municipal High Income Fund	Six months ended 3-31-09		Fiscal year ended 9-30-08	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	12,365	$ 49,886	14,880	$ 71,605
Class B	117	473	48	232
Class C	528	2,138	894	4,280
Class Y**.	6	25	—*	—*
Shares issued in reinvestment of dividends and/or capital gains distribution:				
Class A	2,444	9,792	4,078	19,485
Class B	21	84	38	183
Class C	62	249	104	496
Class Y**.	—*	1	1	7
Shares redeemed:				
Class A	(13,595)	(54,884)	(18,827)	(90,274)
Class B	(236)	(960)	(284)	(1,362)
Class C	(739)	(2,966)	(853)	(4,100)
Class Y**.	(4)	(18)	(25)	(117)
Net increase	969	$ 3,820	54	$ 435

*Not shown due to rounding.

**Class is closed to investment.

7. FORWARD FOREIGN CURRENCY CONTRACTS

Global Bond Fund may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation (depreciation) is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to the Fund include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates.

Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's loss will consist of the net amount of contractual payments that the Fund has not yet received.

As of March 31, 2009, the following forward contracts were outstanding:

Fund Name	Net Unrealized Appreciation	Percent of Net Assets
Global Bond Fund	$12,703	2.34%

8. FUTURES CONTRACTS

Each Fund, excluding Cash Management, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are noted in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation and depreciation is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts (and related options) include the possibility that there may be an illiquid market where the Fund is unable to liquidate the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

As of March 31, 2009, there were no outstanding futures contracts.

9. SWAPS

Each Fund, excluding Cash Management, may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. Each Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

As of March 31, 2009, there were no outstanding swap contracts.

10. SENIOR LOANS

A Fund invests in senior secured corporate loans (Senior Loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior Loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior Loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale.

Certain Senior Loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At March 31, 2009, there were no such unfunded commitments.

11. COMMITMENTS

On March 12, 2009, the following Fund agreed to provide a commitment for financing to Pfizer Inc. equal to the original commitment amounts shown below. According to the terms of this financing agreement, Pfizer can reduce the commitment amount without approval of the Fund, and as such, as of March 31, 2009, the original commitment amounts had been reduced to the current commitment amounts shown below:

Fund Name	Original Commitment Amount	Current Commitment Amount
High Income Fund.	$28,000	$11,294

None of these amounts have yet been requested by Pfizer. The fund earns a variable fee of between 0.25% and 0.50% on the unused commitment amount which is included in interest income; this fee is received quarterly. The agreement to provide funding terminates on March 10, 2010, unless terminated sooner under provisions of the agreement.

12. ACQUISITION OF WADDELL & REED ADVISORS LIMITED-TERM BOND FUND

On October 8, 2007, Bond Fund acquired all the net assets of Waddell & Reed Advisors Limited-Term Bond Fund pursuant to a plan of reorganization approved by the shareholders of Waddell & Reed Advisors Limited-Term Bond Fund on September 28, 2007. The acquisition was accomplished by a tax-free exchange of 15,077 shares of Bond Fund (valued at $91,937) for the 9,140 shares of Waddell & Reed Advisors Limited-Term Bond Fund outstanding on October 5, 2007. Waddell & Reed Advisors Limited-Term Bond Fund had net assets of $91,937, including $154 of net unrealized depreciation in value of investments and $1,578 of accumulated net realized losses on investments, which were combined with those of Bond Fund. The aggregate net assets of Bond Fund and Waddell & Reed Advisors Limited-Term Bond Fund immediately before the acquisition were $721,208 and $91,937, respectively. The aggregate net assets of Bond Fund and Waddell & Reed Advisors Limited-Term Bond Fund immediately following the acquisition were $813,145 and $0, respectively.

13. CHANGE IN STRUCTURE

On December 12, 2008, a special shareholder meeting for each Fund was held to approve an Agreement and Plan of Reorganization and Termination, pursuant to which each Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds. On January 30, 2009, that reorganization took place. See pages 99 through 105 for the shareholder meeting results.

14. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors (now Trustees) and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the Ivy Funds Variable Insurance Portfolios, formerly W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors (now Trustees) and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors (now Trustees). The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

15. SUBSEQUENT EVENT

A special meeting of shareholders of Class Y shares of Waddell & Reed Advisors Municipal High Income Fund is scheduled to be held on May 1, 2009, to vote on a proposal to reorganize Class Y of Waddell & Reed Advisors Municipal High Income Fund into a newly created corresponding series of Ivy Funds, Inc. If approved, the reorganization is expected to occur on or about May 15, 2009. Ivy Funds, Inc., a Maryland corporation, is part of the Ivy Family of Funds that together with the Advisors Fund Complex comprises the Waddell & Reed Fund Complex.

APPROVAL OF INVESTMENT MANAGEMENT AGREEMENT
Waddell & Reed Advisors Funds

Waddell & Reed Advisors Funds ("Trust") is a series fund organized as a Delaware statutory trust. Each of its series is the successor to a Maryland corporation or a series of a Maryland corporation (each, a "Predecessor Fund") pursuant to reorganizations that occurred on January 30, 2009 (each, a "Reorganization"). Each Reorganization of a Predecessor Fund was approved by its shareholders and by its board of directors.

In anticipation of the Reorganizations, at its meeting on November 19, 2008, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved a new Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a "Fund"). The Management Agreement will continue for a period of one year and from year-to-year thereafter only if such continuance is specifically approved at least annually by the Board of Trustees, including the vote of a majority of the Disinterested Trustees.

The Management Agreement with respect to each Fund is substantially the same as the Investment Management Agreement with WRIMCO previously in effect with respect to each Fund's corresponding Predecessor Fund ("Predecessor Management Agreement"). At its meeting on November 19, 2008, the Trust's Board of Trustees, whose members were the same as the board of directors of each Predecessor Fund, based its consideration and approval of the Management Agreement with respect to each Fund on (i) the information provided to the boards of directors of the Predecessor Funds in connection with these boards' approvals, at their joint meetings on August 11, 12 and 13, 2008, of the continuance of their respective Predecessor Management Agreements and (ii) the information which these boards received subsequent to the August meetings. For further information about the renewal of a Predecessor Management Agreement for the Predecessor Fund, please see the Predecessor Fund's Annual Reports to Shareholders dated September 30, 2008.[1]

A copy of each Predecessor Fund's Annual Report may be obtained, without charge, from the Trust or Waddell & Reed, Inc. by calling 1.888.WADDELL or at waddell.com.

(1)Waddell & Reed Advisors Bond Fund is the successor to Waddell & Reed Advisors Funds, Inc. Bond Fund; Waddell & Reed Advisors Cash Management is the successor to Waddell & Reed Advisors Cash Management, Inc.; Waddell & Reed Advisors Global Bond Fund is the successor to Waddell & Reed Advisors Global Bond Fund, Inc.; Waddell & Reed Advisors Government Securities Fund is the successor to Waddell & Reed Advisors Fixed Income Funds, Inc. Government Securities Fund; Waddell & Reed Advisors High Income Fund is the successor to Waddell & Reed Advisors High Income Fund, Inc.; Waddell & Reed Advisors Municipal Bond Fund is the successor to Waddell & Reed Advisors Municipal Bond Fund, Inc.; and Waddell & Reed Advisors Municipal High Income Fund is the successor to Waddell & Reed Advisors Municipal High Income Fund, Inc.

SHAREHOLDER MEETING RESULTS
Waddell & Reed Advisors Funds, Inc.

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Bond Fund (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery

For	Against
795,844,650.407	25,297,100.106

Jarold W. Boettcher

For	Against
795,637,051.040	25,504,699.473

James M. Concannon

For	Against
795,161,956.164	25,979,794.349

John A. Dillingham

For	Against
795,203,907.465	25,937,843.048

David P. Gardner

For	Against
794,131,407.623	27,010,342.890

Joseph Harroz, Jr.

For	Against
796,047,159.784	25,094,590.729

John F. Hayes

For	Against
791,198,980.164	29,942,770.349

Robert L. Hechler

For	Against
790,716,647.212	30,425,103.301

Albert W. Herman

For	Against
794,976,823.833	26,164,926.680

Henry J. Herrmann

For	Against
795,186,484.228	25,955,266.285

Glendon E. Johnson, Sr.

For	Against
792,506,627.592	28,635,122.921

Frank J. Ross, Jr.

For	Against
795,526,741.963	25,615,008.550

Eleanor B. Schwartz

For	Against
794,616,847.649	26,524,902.864

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
105,772,756.148	2,542,401.945	3,913,099.027

Waddell & Reed Advisors Cash Management, Inc.

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Cash Management, Inc. (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery

For	Against
828,834,603.745	31,172,054.832

Jarold W. Boettcher

For	Against
826,606,693.178	33,399,965.399

James M. Concannon

For	Against
828,808,252.286	31,198,406.291

John A. Dillingham

For	Against
825,638,114.006	34,368,544.571

David P. Gardner

For	Against
825,770,634.907	34,236,023.670

Joseph Harroz, Jr.

For	Against
827,699,945.680	32,306,712.897

John F. Hayes

For	Against
824,996,615.301	35,010,043.276

Robert L. Hechler

For	Against
815,978,736.313	44,027,922.264

Albert W. Herman

For	Against
826,291,518.996	33,715,139.581

Henry J. Herrmann

For	Against
828,644,378.826	31,362,279.751

Glendon E. Johnson, Sr.

For	Against
825,839,247.148	34,167,411.429

Frank J. Ross, Jr.

For	Against
827,783,305.610	32,223,352.967

Eleanor B. Schwartz

For	Against
825,692,687.943	34,313,970.634

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
786,291,820.236	26,411,734.385	31,627,439.676

Waddell & Reed Advisors Global Bond Fund, Inc.

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Global Bond Fund, Inc. (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery

For	Against
116,085,215.376	3,874,977.841

Jarold W. Boettcher

For	Against
116,108,583.784	3,851,609.433

James M. Concannon

For	Against
116,082,041.542	3,878,151.675

John A. Dillingham

For	Against
116,068,868.686	3,891,324.531

David P. Gardner

For	Against
116,042,323.031	3,917,870.186

Joseph Harroz, Jr.

For	Against
116,104,014.567	3,856,178.650

John F. Hayes

For	Against
115,570,447.971	4,389,745.246

Robert L. Hechler

For	Against
115,614,658.018	4,345,535.199

Albert W. Herman

For	Against
116,034,617.465	3,925,575.752

Henry J. Herrmann

For	Against
116,098,124.118	3,862,069.099

Glendon E. Johnson, Sr.

For	Against
115,824,074.791	4,136,118.426

Frank J. Ross, Jr.

For	Against
116,085,727.669	3,874,465.548

Eleanor B. Schwartz

For	Against
116,025,736.138	3,934,457.079

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
110,350,305.046	3,140,821.395	4,505,047.698

Waddell & Reed Advisors Fixed Income Funds, Inc.

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Government Securities Fund (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery

For	Against
45,645,649.493	1,104,840.923

Jarold W. Boettcher

For	Against
45,626,907.573	1,123,582.843

James M. Concannon

For	Against
45,615,518.863	1,134,971.553

John A. Dillingham

For	Against
45,623,527.429	1,126,962.987

David P. Gardner

For	Against
45,430,573.077	1,319,917.339

Joseph Harroz, Jr.

For	Against
45,655,535.426	1,094,954.990

John F. Hayes

For	Against
45,247,947.774	1,502,542.642

Robert L. Hechler

For	Against
45,419,024.021	1,331,466.395

Albert W. Herman

For	Against
45,488,489.392	1,262,001.024

Henry J. Herrmann

For	Against
45,624,115.736	1,126,374.680

Glendon E. Johnson, Sr.

For	Against
45,441,994.040	1,308,496.376

Frank J. Ross, Jr.

For	Against
45,603,030.332	1,147,460.084

Eleanor B. Schwartz

For	Against
45,541,513.501	1,208,976.915

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
43,529,304.617	1,099,106.877	1,423,885.191

Waddell & Reed Advisors High Income Fund, Inc.

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors High Income Fund, Inc. (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery	
For	Against
94,777,862.878	2,416,060.085
Jarold W. Boettcher	
For	Against
94,784,662.430	2,409,260.533
James M. Concannon	
For	Against
94,779,226.539	2,414,696.424
John A. Dillingham	
For	Against
94,695,068.649	2,498,854.314
David P. Gardner	
For	Against
94,557,077.311	2,636,845.652
Joseph Harroz, Jr.	
For	Against
94,758,213.263	2,435,709.700
John F. Hayes	
For	Against
94,295,140.125	2,898,782.838
Robert L. Hechler	
For	Against
94,268,344.645	2,925,578.318
Albert W. Herman	
For	Against
94,611,341.537	2,582,581.426
Henry J. Herrmann	
For	Against
94,778,645.958	2,415,277.005
Glendon E. Johnson, Sr.	
For	Against
94,377,717.518	2,816,205.445
Frank J. Ross, Jr.	
For	Against
94,760,599.264	2,433,323.699
Eleanor B. Schwartz	
For	Against
94,740,795.909	2,453,127.054

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
88,971,360.713	2,046,164.123	3,552,317.560

SHAREHOLDER MEETING RESULTS
Waddell & Reed Advisors Municipal Bond Fund, Inc.

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Municipal Bond Fund, Inc. (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery
For	Against
48,483,186.276	1,677,120.459

Jarold W. Boettcher
For	Against
48,464,575.019	1,695,731.716

James M. Concannon
For	Against
48,465,313.246	1,694,993.489

John A. Dillingham
For	Against
48,480,969.599	1,679,337.136

David P. Gardner
For	Against
48,457,436.748	1,702,869.987

Joseph Harroz, Jr.
For	Against
48,476,534.177	1,683,772.558

John F. Hayes
For	Against
48,319,021.481	1,841,285.254

Robert L. Hechler
For	Against
48,155,684.540	2,004,622.195

Albert W. Herman
For	Against
48,453,369.860	1,706,936.875

Henry J. Herrmann
For	Against
48,456,465.373	1,703,841.362

Glendon E. Johnson, Sr.
For	Against
48,348,448.135	1,811,858.600

Frank J. Ross, Jr.
For	Against
48,373,963.849	1,786,342.886

Eleanor B. Schwartz
For	Against
48,362,745.355	1,797,561.380

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
45,378,763.186	1,635,060.004	2,880,763.437

Waddell & Reed Advisors Municipal High Income Fund, Inc.

On December 12, 2008, a special shareholder meeting (Meeting) for Waddell & Reed Advisors Municipal High Income Fund, Inc. (Fund) was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purposes (and with the following results):

Proposal 1: To elect thirteen Directors for the Fund.

Michael L. Avery	
For	Against
60,231,877.813	5,668,238.145
Jarold W. Boettcher	
For	Against
60,219,629.889	5,680,486.069
James M. Concannon	
For	Against
60,228,989.132	5,671,126.826
John A. Dillingham	
For	Against
60,189,884.684	5,710,231.274
David P. Gardner	
For	Against
60,157,285.268	5,742,830.690
Joseph Harroz, Jr.	
For	Against
60,153,932.803	5,746,183.155
John F. Hayes	
For	Against
60,101,229.435	5,798,886.523
Robert L. Hechler	
For	Against
59,830,899.513	6,069,216.445
Albert W. Herman	
For	Against
60,228,639.626	5,671,476.332
Henry J. Herrmann	
For	Against
60,286,539.469	5,613,576.489
Glendon E. Johnson, Sr.	
For	Against
60,112,210.826	5,787,905.132
Frank J. Ross, Jr.	
For	Against
60,158,519.433	5,741,596.525
Eleanor B. Schwartz	
For	Against
60,135,292.422	5,764,823.536

Proposal 2: To approve for the Fund a proposed Agreement and Plan of Reorganization and Termination, pursuant to which the Fund would be reorganized into a corresponding series of a newly established Delaware statutory trust, to be named Waddell & Reed Advisors Funds.

For	Against	Abstain
56,628,345.929	5,149,229.403	2,876,208.944

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Funds' Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

SEMIANN-WRA-FI (3-09)